Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-25

COVID-19 Crisis	D-25
Geography and Population	D-27
Form of Government	D-28
Environment	D-36

THE ECONOMY	D-40

General	D-40
The Role of the Government in the Economy; Privatization	D-40
Gross Domestic Product	D-41
Employment and Labor	D-44
Principal Sectors of the Economy	D-49

FINANCIAL SYSTEM	D-64

Monetary Policy, Inflation and Interest Rates	D-64
Money Supply and Savings	D-65
Exchange Controls and Foreign Exchange Rates	D-68
Banking System	D-69
Banking Supervision and Support	D-71
Credit Allocation by Sector	D-74
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-74
Financial Technology	D-75
Securities Markets	D-76

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-77

Foreign Trade	D-77
Geographic Distribution of Trade	D-80
In-bond Industry	D-81
Balance of Payments and International Reserves	D-82
Foreign Investment in Mexico	D-84
Memberships in International Institutions	D-85

PUBLIC FINANCE	D-86

General	D-86
Fiscal Policy	D-88
The Budget	D-89
Revenues and Expenditures	D-92
Government Agencies and Enterprises	D-99

PUBLIC DEBT	D-100

General	D-100
Public Debt Classification	D-100
Historical Balance of Public Sector Borrowing Requirements	D-101
Internal Debt	D-101
External Debt	D-104
External Government Debt	D-107
Debt Record	D-108
IMF Credit Lines	D-108
Liability Management and Debt Reduction Transactions	D-108
External Securities Offerings	D-109

i

LIST OF TABLES

Table No. 1 – Party Representation in Congress	D-5
Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)	D-6
Table No. 3 – Real GDP and Expenditures (As a Percentage of GDP)	D-7
Table No. 4 – Real GDP by Sector	D-7
Table No. 5 – Real GDP Growth by Sector	D-8
Table No. 6 – Industrial Manufacturing Output by Sector	D-9
Table No. 7 – Money Supply	D-11
Table No. 8 – Rates of Change in Price Indices	D-12
Table No. 9 – Average Cetes, CPP and TIIE Rates	D-12
Table No. 10 – Exchange Rates	D-13
Table No. 11 – Exports and Imports	D-15
Table No. 12 – Balance of Payments	D-16
Table No. 13 – International Reserves and Net International Assets	D-17
Table No. 14 – Selected Budgetary Expenditures; 2021 Expenditure Budget	D-18
Table No. 15 – Budgetary Results; 2021 Budget Assumptions and Targets	D-18
Table No. 16 – Public Sector Budgetary Revenues	D-19
Table No. 17 – Historical Balance of Public Sector Borrowing Requirements	D-20
Table No. 18 – Gross and Net Internal Debt of the Public Sector	D-20
Table No. 19 – Gross and Net Internal Debt of the Government	D-21
Table No. 20 – Summary of External Public Sector Debt by Type	D-22
Table No. 21 – Summary of External Public Sector Debt by Currency	D-22
Table No. 22 – Net External Debt of the Public Sector	D-22
Table No. 23 – Gross External Debt of the Government by Currency	D-23
Table No. 24 – Net External Debt of the Government	D-23
Table No. 25 – Net Debt of the Government	D-23
Table No. 26 – Selected Comparative Statistics	D-27
Table No. 27 – Party Representation in Congress	D-30
Table No. 28 – Real GDP and Expenditures (In Billions of Pesos)	D-41
Table No. 29 – Real GDP and Expenditures (As a Percentage of GDP)	D-41
Table No. 30 – Real GDP by Sector	D-42
Table No. 31 – Real GDP Growth by Sector	D-43
Table No. 32 – Unemployed Population by Age and Gender	D-45
Table No. 33 – Economically Active Population by Sector	D-46
Table No. 34 – Underemployment as Percentage of Active Population	D-46
Table No. 35 – Industrial Manufacturing Output by Sector	D-50
Table No. 36 – Industrial Manufacturing Output Differential by Sector	D-51
Table No. 37 – Tourism Revenues and Expenditures	D-56
Table No. 38 – Development of Mexico’s Road Network	D-58

ii

Table No. 39 – Communications	D-60
Table No. 40 – Mining	D-61
Table No. 41 – Electricity Generation by Source	D-63
Table No. 42 – Money Supply	D-65
Table No. 43 – Rates of Change in Price Indices	D-66
Table No. 44 – Average Cetes, CPP and TIIE Rates	D-67
Table No. 45 – Exchange Rates	D-69
Table No. 46 – Commercial Banking System	D-70
Table No. 47 – Credit Allocation by Sector	D-74
Table No. 48 – Mexican Stock Exchange Performance	D-76
Table No. 49 – Exports and Imports	D-78
Table No. 50 – Distribution of Mexican Merchandise Exports	D-80
Table No. 51 – Distribution of Mexican Merchandise Imports	D-81
Table No. 52 – In-bond Industry	D-81
Table No. 53 – In-bond Industry Revenues	D-81
Table No. 54 – Balance of Payments	D-82
Table No. 55 – International Reserves and Net International Assets	D-83
Table No. 56 – Foreign Direct Investment by Sector	D-84
Table No. 57 – Foreign Direct Investment	D-85
Table No. 58 – Public Sector Balance	D-87
Table No. 59 – Public Sector Borrowing Requirements	D-88
Table No. 60 – Selected Budgetary Expenditures; 2021 Expenditure Budget	D-90
Table No. 61 – Budgetary Results; 2021 Budget Assumptions and Targets	D-91
Table No. 62 – Selected Public Finance Indicators	D-92
Table No. 63 – Public Sector Budgetary Revenues	D-93
Table No. 64 – Composition of Tax Revenues 2016 vs. 2020	D-96
Table No. 65 – Public Sector Budgetary Expenditures	D-97
Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises	D-99
Table No. 67 – Historical Balance of Public Sector Borrowing Requirements	D-101
Table No. 68 – Gross and Net Internal Debt of the Public Sector	D-102
Table No. 69 – Gross and Net Internal Debt of the Government	D-103
Table No. 70 – Public Sector Debt Creditors	D-104
Table No. 71 – Summary of External Public Sector Debt by Type	D-105
Table No. 72 – Summary of External Public Sector Debt by Currency	D-105
Table No. 73 – Net External Debt of the Public Sector	D-105
Table No. 74 – Amortization Schedule of Total Public Sector External Debt	D-106
Table No. 75 – Gross External Debt of the Government by Currency	D-107
Table No. 76 – Net External Debt of the Government	D-107
Table No. 77 – Net Debt of the Government	D-107

iii

INTRODUCTION

References herein to “U.S.$”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on December 31, 2020 (which took effect on the second business day thereafter) was Ps. 19.8570 = U.S.$1.00. See “Financial System—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year and ends on December 31 of each year. The fiscal year ended December 31, 2020 is referred to as “2020” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the periods ended and as of December 31, 2016-2020 and March 31, 2020 and 2021. This summary also includes certain assumptions and targets from Mexico’s 2021 Budget. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Selected Economic Indicators

	2016		2017		2018		2019		2020(1)		First three months 2020(1)		First three months 2021(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	20,129,057.4	Ps.	21,934,167.6	Ps.	23,524,390.2	Ps.	24,453,867.5	Ps.	23,073,727.0	Ps.	24,474,110.8	Ps.	24,903,107.5
Real(3)	Ps.	17,747,239.2	Ps.	18,122,261.3	Ps.	18,520,044.0	Ps.	18,487,337.7	Ps.	16,951,218.4	Ps.	18,013,060.7 (2)	Ps.	17,361,534.7 (2)
Real GDP growth		2.6%		2.1%		2.2%		(0.2)%		(8.3)%		(1.3)%		(3.6)%
Increase in national consumer price index		2.8%		6.0%		4.9%		3.6%		3.4%		3.4%		4.0%
Merchandise export growth(4)		(1.7)%		9.5%		10.1%		2.2%		(9.5)%		0.2%		3.3%
Non-oil merchandise export growth(4)		(0.7)%		8.6%		8.9%		3.5%		(8.1)%		2.3%		2.7%
Oil export growth		(15.5)%		28.7%		32.4%		(15.7)%		(34.3)%		(32.8)%		15.2%
Oil exports as % of merchandise exports(4)		5.0%		5.8%		6.8%		5.6%		4.2%		4.6%		5.1%
Balance of payments:
Current account	U.S.$	(24,360.8)	U.S.$	(20,423.4)	U.S.$	(25,109.5)	U.S.$	(3,777.4)	U.S.$	25,952.7	U.S.$	(7,501.7)	U.S.$	(5,135.4)
Trade balance	U.S.$	(13,122.2)	U.S.$	(10,962.0)	U.S.$	(13,589.6)	U.S.$	5,362.1	U.S.$	34,013.5	U.S.$	3,551.3	U.S.$	(1,507.5)
Capital account	U.S.$	34.6	U.S.$	149.5	U.S.$	(64.6)	U.S.$	(55.8)	U.S.$	(13.0)	U.S.$	(10.5)	U.S.$	(6.5)
Change in international reserves(5)	U.S.$	(193.9)	U.S.$	(3,739.7)	U.S.$	1,807.3	U.S.$	6,140.4	U.S.$	14,917.7	U.S.$	8,859.9	U.S.$	9,265.7
International reserves (end of period)(6)	U.S.$	176,541.5	U.S.$	172,801.8	U.S.$	174,609.1	U.S.$	180,749.5	U.S.$	195,667.2	U.S.$	185,508.5	U.S.$	194,774.2
Net international assets(7)	U.S.$	178,056.8	U.S.$	175,478.7	U.S.$	176,095.7	U.S.$	184,211.6	U.S.$	199,052.3	U.S.$	189,347.3	U.S.$	199,298.1
Ps./$ representative market exchange rate (end of period)(8)	Ps.	20.6194	Ps.	19.6629	Ps.	19.6512	Ps.	18.8642	Ps.	19.9087	Ps.	23.4847	Ps.	20.4400
28-day Cetes (Treasury bill) rate (% per annum)(9)		4.2%		6.7%		7.6%		7.8%		5.3%		7.0%		4.1%
Unemployment rate (end of period)		3.4%		3.1%		3.4%		2.9%		3.8%		2.9%		3.9%

	2016		2017		2018		2019		2020(1)		First three months 2020(1)		First three months 2021(1)		2021 Budget(10)
							(in billions of current pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps.	4,845.5	Ps.	4,947.6	Ps.	5,115.1	Ps.	5,385.0	Ps.	5,340.0	Ps.	1,462.9	Ps.	1,564.1	Ps.	5,538.9
As % of GDP		24.1%		22.6%		21.7%		22.0%		23.1%		6.0%		6.3%		22.3%
Public sector expenditures	Ps.	5,347.8	Ps.	5,182.6	Ps.	5,589.4	Ps.	5,792.6	Ps.	5,995.0	Ps.	1,480.9	Ps.	1,663.0	Ps.	6,257.1
As % of GDP		26.6%		23.6%		23.8%		23.7%		25.9%		24.5%		24.4%		25.2%
Public sector balance as % of GDP(12)		(2.5)%		(1.1)%		(2.1)%		(1.6)%		(2.9)%		0.1%		(0.3)%		(0.7)%

	As of December 31,										As of March 31, 2020(1)		As of March 31, 2021(1)
	2016		2017		2018		2019(1)		2020(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector borrowing requirements as % of nominal GDP(14)		48.7%		45.7%		44.9%		44.5%		52.3%		48.4%		49.9%
Public sector debt(15)
Gross internal public sector debt	Ps.	6,182.3	Ps.	6,448.5	Ps.	7,036.3	Ps.	7,570.6	Ps.	7,979.4	Ps.	7,665.7	Ps.	8,272.6
Net internal public sector debt(16)	Ps.	6,009.4	Ps.	6,284.7	Ps.	6,867.6	Ps.	7,188.5	Ps.	7,598.8	Ps.	7,253.0	Ps.	7,775.4
Gross external public sector debt	U.S.$	181.0	U.S.$	194.0	U.S.$	202.4	U.S.$	204.7	U.S.$	223.6	U.S.$	210.4	U.S.$	229.1
Net external public sector debt	U.S.$	177.7	U.S.$	192.3	U.S.$	201.3	U.S.$	203.7	U.S.$	221.5	U.S.$	207.2	U.S.$	223.4
Government debt(17)
Gross internal Government debt	Ps.	5,620.3	Ps.	5,920.2	Ps.	6,429.3	Ps.	6,955.4	Ps.	7,461.2	Ps.	7,049.8	Ps.	7,678.7
Net internal Government debt(16)	Ps.	5,396.3	Ps.	5,714.3	Ps.	6,203.6	Ps.	6,662.8	Ps.	7,156.9	Ps.	6,666.5	Ps.	7,262.3
Gross external Government debt	U.S.$	88.2	U.S.$	91.1	U.S.$	95.8	U.S.$	99.6	U.S.$	112.3	U.S.$	102.2	U.S.$	114.9
Net external Government debt	U.S.$	86.7	U.S.$	90.6	U.S.$	95.7	U.S.$	99.4	U.S.$	111.1	U.S.$	100.3	U.S.$	112.0
Interest on external public debt as % of merchandise exports(4)		2.1%		2.1%		2.2%		2.3%		2.4%		3.5%		3.5%

Note: Numbers may not total due to rounding.

(1)

Preliminary figures. In particular, unemployment figures and GDP figures remain subject to periodic revision. Nominal GDP figures for 2020 represent the latest Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) release of such figures on February 25, 2021.

(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)

“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.

(8)

“Representative market rate” represents the end-of-period exchange rate published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2021 (General Economic Policy Guidelines for 2021) and in the Programa Económico 2021 (Economic Program for 2021) and do not reflect actual results for 2021 or updated estimates of Mexico’s 2021 economic results. Percentages of GDP are presented using annual GDP calculated quarterly with a base year of 2013.

(11)

Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.

(12)	The calculation of public sector balance is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.”
(13)	Public debt includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”
(15)	The calculation of public sector debt is discussed in “Public Debt—Public Debt Classification.”
(16)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”
(17)	The calculation of Government debt is discussed in “Public Debt—Public Debt Classification.”

Source: Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2020.

UNITED MEXICAN STATES

COVID-19 Crisis

On January 28, 2021, the Secretaría de Economía (Ministry of Economy) announced the allocation of Ps. 1.5 billion to grant 60,000 loans of up to Ps. 25,000 each for small businesses, with an initial payback grace period of three months.

On February 15, 2021, the second phase of the Política Nacional de Vacunación (National Vaccination Policy) began, with the vaccine being administered to health care professionals and people aged 60 years and older. As of June 2021, Mexico began administering the vaccine to people aged 40 years and older. As of the date of this filing, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the emergency use of seven COVID-19 vaccines.

Pursuant to the Lineamientos Técnicos Específicos para la Reapertura de las Actividades Económicas (Specific Technical Guidelines for the Reopening of Economic Activities, or Reopening Guidelines) issued by the Government on May 29, 2020, as of the date of this filing nineteen states were “green,” meaning that all activities, including school activities, were allowed; eight states were “yellow,” meaning that all work activities were permitted, outdoor public space was opened on a regular basis and enclosed public spaces were opened with reduced capacity; five states were “orange,” meaning that essential economic activities operated at full capacity and non-essential economic activities were permitted at 30% capacity for operating personnel. For more information on the Reopening Guidelines, see “United Mexican States—COVID-19 Crisis.”

According to the Secretaría de Salud (Ministry of Health), as of June 30, 2021, Mexico had 2,705,632 officially estimated cases of COVID-19, of which an estimated 245,387 were fatal. For more information on the measures taken by the Government designed to address the pandemic, see “United Mexican States—COVID-19 Crisis.”

The ongoing and future consequences of the COVID-19 crisis and the contraction of GDP are highly uncertain. They could affect other aspects of the Mexican economy and financial system in 2021 and beyond, including with respect to trade, employment, monetary policy, inflation rates and interest rates, the banking system, the balance of payments, public finance and public debt. See “United Mexican States—COVID-19 Crisis” and the other sections of this annual report for more information on the measures taken by the Government from the start of the crisis to date and the impact of the COVID-19 pandemic.

Form of Government

The Government

On February 19, 2021, the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) was amended to allow for the prosecution of the President of Mexico for any crimes that any ordinary citizen could be charged and tried for.

On March 11, 2021, the Constitution was amended to introduce changes applicable to the judicial branch. The opinions that are decided by the Suprema Corte de Justicia de la Nación (Supreme Court) with a majority of eight votes and by the Supreme Court’s Salas (Chambers) by a majority of four votes will be binding on all judicial authorities of the Federation and the Federal Entities in contrast to the requirements under existing law. The amendment aims to strengthen the judicial branch, ensure adequate training and expedite the review of cases.

In addition, on May 19, 2021 the Ley Federal de Consulta Popular (Federal Referendum Law) was amended to establish that when at least forty percent of citizens registered in the nominal voters list participate in a referendum, the result will be binding for the federal executive and legislative branches.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	61	47.7		252	50.4
National Action Party	25	19.5		79	15.8
Institutional Revolutionary Party	13	10.2		49	9.8
Citizen Movement Party	8	6.3		24	4.8
Labor Party	6	4.7		44	8.8
Ecological Green Party of Mexico	6	4.7		11	2.2
Social Encounter Party	4	3.1		23	4.6
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	1	0.8		6	1.2
Total	127	99.2	%(2)	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of June 30, 2021.
(2)	As of June 30, 2021, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

On June 9, 2021, President López Obrador announced his decision to nominate current Minister of Finance and Public Credit Arturo Herrera Gutiérrez as the next governor of Banco de México, to replace incumbent governor Alejandro Díaz de León on January 1, 2022. On June 9, 2021, President López Obrador announced his decision to appoint Rogelio Ramírez de la O as the new Minister of Finance and Public Credit, subject to approval by the Chamber of Deputies.

Criminal Justice

On May 20, 2021, the Government adopted the Ley de la Fiscalía General de la República (National Prosecutor’s Office Law). This new law reforms the integration, structure, operation and powers of the Fiscalía General de la República (National Prosecutor’s Office), as well as the organization, responsibilities and ethical obligations of the Ministerio Público de la Federación (Public Ministry of the Federation) with the aim of better protecting, among other goals, human rights, due process and objectivity.

Internal Security

High-level meetings between the Mexican and United States governments on their bilateral shared security strategy were convened on May 13, 2021. This bilateral strategy aims to address internal security priorities including decreasing arms trafficking, reducing violence caused by organized crime, addressing addiction as a public health problem and attacking the finances of criminal operations that operate in the two countries.

Anti-Corruption

On March 1, 2021, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and the Instituto Nacional Electoral (National Electoral Institute) signed an agreement to develop training strategies aimed at (i) preventing, detecting and punishing the improper use of public funds during any electoral processes, and (ii) combatting crimes in respect of fiscal and financial matters.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 1, 2021, Mexico began its two-year term as a non-permanent member of the United Nations Security Council (UNSC) and three-year term as a member of the United Nations Economic and Social Council (ECOSOC).

On May 27, 2021, Mexico assumed the Presidency of the Consejo de Ministros de la Asociación de Estados del Caribe (Council of Ministers of the Association of Caribbean States, or AEC) for a one-year term.

Environment

On April 22, 2021, the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean), which aims to guarantee the rights of access to environmental information, public participation in the environmental decision-making process and access to justice in environmental matters in Latin America and the Caribbean, entered into force in Mexico. For more information on international agreements related to the environment and to which Mexico is a party, see “United Mexican States—Environment—International Agreements.”

THE ECONOMY

Gross Domestic Product

According to preliminary figures, Mexico’s GDP decreased by 3.6% in real terms during the first three months of 2021, reflecting various events that occurred at the beginning of 2021, in particular, a second wave of the COVID-19 pandemic (between the end of 2020 and the beginning of 2021), which led to the implementation of new restrictions on economic activities. In addition, this trend was the result of disruptions to the supply of industrial products, particularly those of the automotive sector, and a temporary interruption to the supply of natural gas in the northern region of the country in mid-February. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product.”

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2020(3)		2021(3)
GDP	Ps.	18,013.1	Ps.	17,361.5
Add: Imports of goods and services		6,411.3		6,347.2

Total supply of goods and services		24,424.4		23,708.8
Less: Exports of goods and services		6,666.2		6,377.9

Total goods and services available for domestic expenditure	Ps.	17,758.2	Ps.	17,330.9
Allocation of total goods and services:
Private consumption		12,154.2		11,638.0
Public consumption		2,266.0		2,250.0

Total consumption		14,420.1		13,888.0

Total gross fixed investment		3,342.4		3,178.4

Changes in inventory		132.0		207.3

Total domestic expenditures	Ps.	17,894.5	Ps.	17,273.8

Errors and Omissions		(136.3)		57.1

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	First quarter (annualized)(1)
	2020(2)	2021(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	35.6	36.6

Total supply of goods and services	135.6	136.6
Less: Exports of goods and services	37.0	36.7

Total goods and services available for domestic expenditures	98.6%	99.8%
Allocation of total goods and services:
Private consumption	67.5%	67.0%
Public consumption	12.6	13.0

Total consumption	80.1	80.0
Total gross fixed investment	18.6	18.3
Changes in inventory	0.7	1.2

Total domestic expenditures	99.3%	99.5%

Errors and Omissions	(0.8)%	0.3%

Note:	Percentages may not total due to rounding.

(1)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2020(3)		2021(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	561.3	Ps.	577.1
Secondary Activities:
Mining		907.9		883.2
Utilities		262.1		246.1
Construction		1,193.0		1,111.8
Manufacturing		2,863.0		2,845.7
Tertiary Activities:
Wholesale and retail trade		3,021.9		3,025.6
Transportation and warehousing		1,145.8		999.7
Information		564.3		511.5
Finance and insurance		905.0		839.6
Real estate, rental and leasing		2,088.0		2,077.4
Professional, scientific and technical services		333.6		338.7
Management of companies and enterprises		103.4		95.3
Support for business		671.1		697.4
Education services		690.6		669.7
Health care and social assistance		389.4		419.7
Arts, entertainment and recreation		62.1		34.2
Accommodation and food services		373.5		249.2
Other services (except public administration)		353.8		311.7
Public administration		747.4		718.9

Gross value added at basic values		17,237.2		16,652.5
Taxes on products, net of subsidies		775.9		709.1

GDP	Ps.	18,013.1	Ps.	17,361.5

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter (annualized)(2)
	2020(3)	2021(3)
GDP (real pesos)	(1.3)%	(3.6)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(2.6)	2.8
Secondary Activities:
Mining	5.2	(2.7)
Utilities	0.2	(6.1)
Construction	(7.9)	(6.8)
Manufacturing	(2.2)	(0.6)
Tertiary Activities:
Wholesale and retail trade	(1.6)	0.1
Transportation and warehousing	(2.9)	(12.7)
Information	5.2	(9.3)
Finance and insurance	(1.0)	(7.2)
Real estate, rental and leasing	1.2	(0.5)
Professional, scientific and technical services	(3.5)	1.5
Management of companies and enterprises	(0.8)	(7.9)
Administrative support, waste management and remediation services	1.9	3.9
Education services	(1.6)	(3.0)
Health care and social assistance	(2.1)	7.8
Arts, entertainment and recreation	(16.3)	(44.9)
Accommodation and food services	(8.4)	(33.3)
Other services (except public administration)	(2.6)	(11.9)
Public administration	6.3	(3.8)

Note:	Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

On January 11, 2021, the Ley Federal del Trabajo (Federal Labor Law) was amended to regulate remote working conditions. The law defines what is considered to be remote work and establishes obligations for both employers and workers, as well as the right to voluntarily return to on-site work.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.7% as of April 30, 2021, a 0.8 percentage point increase from the rate as of December 31, 2020. As of March 31, 2021, the economically active population in Mexico fifteen years of age and older was 55 million. As of July 1, 2021, the minimum wages were Ps. 213.39 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 141.70 per day for the rest of Mexico, an increase of 15.0% and 15.0%, respectively, from the applicable minimum wages in effect from January 1, 2020 to December 31, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

On March 30, 2021, the Federal Labor Law was amended so that the annual increase of the minimum wages will always be at least as high as inflation for the previous year.

On April 23, 2021, the Federal Labor Law was amended to limit the use of outsourcing. With this reform, only certain specialized services and the execution of certain specialized works may be subcontracted, and those services must be provided by individuals and legal entities that meet certain requirements and are registered with the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security).

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2020(2)			2021(2)
Food	Ps.	710.3	1.7%	Ps.	705.6	(0.7)%
Beverage and tobacco products		154.5	(1.7)		157.0	1.6
Textile mills		22.2	(13.8)		21.2	(4.6)
Textile product mills		13.7	(2.5)		13.9	1.6
Apparel		53.2	(6.4)		42.1	(20.9)
Leather and allied products		19.4	(7.8)		16.3	(15.9)
Wood products		24.1	(5.1)		23.4	(2.8)
Paper		53.6	(1.6)		51.7	(3.6)
Printing and related support activities		17.6	0.4		16.9	(3.7)
Petroleum and coal products		34.6	(5.5)		44.4	28.3
Chemicals		229.9	0.3		215.5	(6.2)
Plastics and rubber products		80.9	(2.9)		85.3	5.5
Nonmetallic mineral products		74.5	1.5		75.8	1.8
Primary metals		173.9	(3.0)		176.5	1.5
Fabricated metal products		93.9	(0.3)		98.3	4.7
Machinery		107.9	(10.6)		111.3	3.2
Computers and electronic products		234.9	(3.4)		252.8	7.6
Electrical equipment, appliances and components		88.5	1.6		98.8	11.7
Transportation equipment		583.9	(5.0)		547.6	(6.2)
Furniture and related products		27.6	(3.8)		29.0	5.0
Miscellaneous		64.2	(4.7)		62.2	(3.0)

Total expansion/contraction	Ps.	2,863.0	(2.2)%	Ps.	2,845.7	(0.6)%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

The Government has been implementing measures to address the financial and operational challenges faced by Petróleos Mexicanos (PEMEX). On February 19, 2021, the Government reduced PEMEX’s tax burden to provide it with additional resources of up to Ps. 73.3 billion in 2021. This tax incentive is part of the measures announced in December 2019 that adjusted PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty) by 11 percentage points to 54% by 2021 in two incremental steps.

On February 24, 2021, the Ministry of Finance and Public Credit provided a capital injection of U.S.$1.6 billion to PEMEX to cover debt amortizations coming due in 2021. The Ministry of Finance and Public Credit will be providing an additional U.S.$3.4 billion throughout 2021 to cover amortizations this year. The Government will fund this financial support from resources available under existing authorizations without incurring additional indebtedness. The Government is continuing to evaluate further measures to support PEMEX in reducing its overall indebtedness and manage the maturity profile of its debt.

On March 22, 2021, the board of directors of PEMEX approved the 2021-2025 business plan for PEMEX, effectively replacing the 2019-2023 business plan described in “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.” The 2021-2025 business plan addresses economic pressures faced by PEMEX as a result of the COVID-19 pandemic, including the decrease in oil demand and historically low prices. Some of the key objectives in the 2021-2025 business plan include: (i) strengthening PEMEX’s financial condition; (ii) increasing hydrocarbon production levels; (iii) ensuring the long-term sustainability of PEMEX’s reserves; (iv) enhancing PEMEX’s operational efficiency; and (v) encouraging investment in projects with the participation of third-parties.

On May 4 and 19, 2021 the Ley de Hidrocarburos (Hydrocarbons Law) was amended to, among other things, (i) establish a new requirement to verify a prospective permit holder’s storage capacity for the hydrocarbons, petroleum products or petrochemicals in question before granting a permit; (ii) empower the Secretaría de Energía (Ministry of Energy) or the Comisión Reguladora de Energía (Energy Regulatory Commission) to (a) as appropriate, revoke permits for smuggling hydrocarbons, oil or petrochemicals and (b) suspend permits in the case of imminent and foreseeable danger to national security, energy security or the national economy; and (iii) reduce the Energy Regulatory Commission’s power to regulate PEMEX and its subsidiary entities’ direct sales and marketing of hydrocarbons, petroleum products and petrochemicals. The law also provides procedural processes to safeguard third-party rights, including the ability for permit holders to respond to any revocation or suspension of permits. The impact of these amendments will depend on the resolution of pending judicial challenges.

Electric Power

In January 2021, the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) published its 2021-2025 business plan. The plan aims to, among other goals, (i) increase the productivity of CFE to prioritize electricity supply, (ii) maintain CFE’s majority share in the generation of electric power at the national level, (iii) contribute to sustainable development and reduce the emission of greenhouse gases, (iv) increase and diversify CFE’s income through the development of new businesses and (v) improve CFE’s financial profitability and cash flow, guaranteeing the availability of operating and investment resources. The plan also anticipates building, subject to the approval of CFE’s governing bodies, six combined-cycle power plants located in strategic regions that are expected to be operational in 2024.

On March 9, 2021, the Ley de la Industria Eléctrica (Electric Power Industry Law) was amended to, among other things, include the Contrato de Cobertura Eléctrica con Compromiso de Entrega Física (Electricity Coverage Agreement with Physical Delivery Commitment), which regulated certain practices for private sector generation of electricity. Upon court order, this reform was suspended by the Ministry of Energy on March 24, 2021.

In May 2021, several counterparties initiated arbitration proceedings against a U.S. subsidiary of CFE asserting claims totaling more than U.S.$400 million under natural gas purchase agreements. The subsidiary believes it has meritorious defenses and intends to contest the proceedings. These agreements are not guaranteed by CFE or the Government.

Tourism

In 2020 and into the first quarter of 2021, Mexico experienced an unprecedented decline in tourism due to the impact of the COVID-19 pandemic. As restrictions on non-essential economic activities gradually reopen, the Government is utilizing several existing programs to support different industries, including providing up to 60,000 grants of up to Ps. 25,000 to small businesses, including those in the tourism sector, through the Programa de Apoyo Financiero para Microempresas Familiares (Crédito a la Palabra) and allocating Ps. 2.5 million towards 50,000 scholarships for people committed to joining companies in the tourism industry.

Transportation and Communications

On May 20, 2021, the Ley de Aviación Civil (Civil Aviation Law) was amended to expand and improve operational safety in civil aviation, mainly by (1) increasing collection and systematization of information for use in operational safety management systems, (2) creating the Comisión Investigadora y Dictaminadora de Accidentes Aéreos (Investigative and Judging Commission of Air Accidents), and (3) expanding the types of infractions subject to the law.

On May 25, 2021, the United States Federal Aviation Administration announced that, following an assessment of the country’s civil aviation authority, Mexico’s aviation safety rating was downgraded from “Category 1” to “Category 2,” which may have a negative impact on Mexico’s passenger traffic or the public perception of the safety of Mexican airports.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings.”

Table No. 7 – Money Supply

	At March 31,
	2020		2021(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,565,801	Ps.	1,963,052
Checking deposits
In domestic currency		1,766,204		1,920,296
In foreign currency		572,217		591,803
Interest-bearing peso deposits		945,658		1,189,679
Savings and loan deposits		24,315		27,598

Total M1	Ps.	4,874,196	Ps.	5,692,428

M4	Ps.	13,562,326	Ps.	14,569,461

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first three months of 2021 was 4.7%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.5 percentage points higher than the 3.2% consumer inflation for 2020 and 1.8 percentage points higher than the 2.8% consumer inflation for 2019. This trend was the result of higher core and non-core inflation, the latter contributing the most to the increase in the general inflation. In particular, non-core inflation was pushed up by an increase in energy inflation, due to both the effect of the significant reduction in gasoline prices the previous year and the increase in gasoline and liquefied petroleum gas prices this year. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.9% for the first three months of 2021, higher than core inflation of 3.8% for 2020.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2	(7)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021:
January	3.5	5.3	15.0;(6) 15.0	(7)
February	3.8	5.9	—
March	4.7	4.8	—
April	6.1	3.2	—
May	5.9	4.4	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2020 and 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January	4.2	4.2	3.3	4.5	4.4
February	4.1	4.1	3.3	4.4	4.3
March	4.1	4.1	3.2	4.3	4.2
April	4.1	4.1	3.1	4.3	4.3
May	4.1	4.2	3.1	4.3	4.3

Source: Banco de México.

During the first three months of 2021, interest rates on 28-day Cetes averaged 4.1%, as compared to 7.0% during the same period of 2020. Interest rates on 91-day Cetes averaged 4.1%, as compared to 7.0% during the same period of 2020.

On July 1, 2021, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

On February 11, 2021, Banco de México held its first monetary policy meeting of 2021 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points, bringing the rate down from 4.25% to 4.00%. This decision took into account a projected decrease in core inflation in the long-term, additional episodes of currency depreciation and various sources of stress on companies.

On March 25, 2021 and May 13, 2021, Banco de México held its second and third monetary policy meetings of 2021 and maintained the overnight interbank funding rate at 4.00%. The March 25 decision took into account further episodes of currency depreciation, external pressures on inflation and an increase in interest rates in the medium- and long-term. In addition, in January and February, domestic economic activity slowed down and, although external demand is expected to increase, ample slack conditions are anticipated over the forecast horizon. The May 13 decision took into account a slight appreciation in the currency and an increase in the interest rates in the short-term. Although economic recovery slowed down in the first quarter of 2021, higher levels of growth are expected for the year. Finally, the updated forecasts for inflation and core inflation show higher levels in the short-term than those published in Banco de México’s last quarterly report.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021:
January	20.2248	19.9215
February	20.9390	20.3097
March	20.4400	20.7555
April	20.1822	20.0153
May	19.9213	19.9631

Source: Banco de México.

On June 30, 2021, the peso/dollar exchange rate closed at Ps. 19.9062 = U.S.$1.00, a 0.01% appreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar exchange rate published by Banco de México on June 30, 2021 (which took effect on the second business day thereafter) was Ps. 19.8400 = U.S.$1.00.

On March 1, 2021, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced two dollar financing operations intended to use resources from the temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion that was established on March 19, 2020 to renew the maturities of the two swap operations held in December 2020. Accordingly, on March 3, 2021 and March 8, 2021, Banco de México offered U.S.$750 million and U.S.$750 million, respectively. Both operations have a maturity of eighty-four days.

Banking System

At the end of March 2021, the total assets of the banking sector were Ps. 10,953 billion, which represented a real annual decrease of 9.2% as compared to the end of March 2020. At the end of March 2021, the current loan portfolio of the banking sector had a balance of Ps. 5,212 billion, a real annual decrease of 11.8% as compared to the end of March 2020. Finally, the banking sector’s net result was Ps. 35 billion at the end of March 2021, 14.3% higher in real terms as compared to the end March 2020.

Banking Supervision and Support

At the end of March 2021, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.3%, as compared to 15.8% at the end of March 2020 and 17.7% at the end of December 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy.”

Securities Markets

On June 30, 2021, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 50,290 points, representing a 14.1% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On March 3, 2021, the Ministry of Economy, in collaboration with the Inter-American Development Bank (IDB), presented Comercia MX, a new digital platform that allows Mexican companies to expand their businesses to the global market. This platform is aimed at helping micro-, small- and medium-sized businesses gain information to help them enter the global market.

On March 16, 2021, the Comité Nacional de Facilitación del Comercio (National Committee for Trade Facilitation) started operating in order to meet international commitments derived from the World Trade Organization Trade Facilitation Agreement, ratified by the Senado de la República (Senate) in June 2016. The Committee’s objective is to facilitate coordination between agencies, entities of the Federal Public Administration and autonomous constitutional bodies that participate in the regulation of programs related to foreign trade.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First three months
	2020(1)		2021(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	4,930.6	U.S.$	5,724.7
Crude oil		4,190.6		4,829.1
Other		740.0		895.5
Non-oil products		103,394.0		106,139.2
Agricultural		5,556.8		5,565.1
Mining		1,697.4		2,395.9
Manufactured goods(2)		96,139.7		98,178.2

Total merchandise exports		108,324.6		111,863.8

Merchandise imports (f.o.b.)
Consumer goods		13,727.5		12,871.4
Intermediate goods(2)		82,255.3		91,096.3
Capital goods		8,790.6		9,403.7

Total merchandise imports		104,773.3		113,371.4

Trade balance	U.S.$	3,551.3	U.S.$	1,507.5

Average price of Mexican oil mix(3)	U.S.$	39.16	U.S.$	56.58

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On March 10, 2021, the Senate ratified the UK-Mexico Trade Continuity Agreement, which entered into force on June 1, 2021. The agreement preserves preferential trade conditions, grants specific tariff rates and provides a platform to promote greater market liberalization between Mexico and the United Kingdom after the latter’s exit from the European Union (EU). The agreement is temporary and establishes a three-year period for Mexico and the United Kingdom to negotiate a new, broader and longer-lasting free trade agreement.

On June 2, 2021, the ministers and senior officials of the eleven member countries of the Comisión del Tratado Integral y Progresista de Asociación Transpacífico (Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP) established a working group for the accession of the United Kingdom to the CPTPP.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First quarter
	2020(1)		2021(1)
	(in millions of dollars)
Current account(2)	U.S.$	(7,501.7)	U.S.$	(5,135.4)
Credits		128,291.3		130,044.4
Merchandise exports (f.o.b.)		108,403.1		111,899.3
Non-factor services		7,823.1		4,450.1
Transport		750.8		498.6
Tourism		6,013.1		2,967.4
Insurance and pensions		830.6		688.0
Financial services		97.4		125.0
Others		131.2		171.1
Primary income		2,552.7		3,018.0
Secondary income		9,512.4		10,677.0
Debits		135,793.0		135,179.8
Merchandise imports (f.o.b.)		104,884.9		113,418.8
Non-factor services		9,101.8		8,535.6
Transport		3,180.9		4,073.2
Tourism		1,922.8		802.3
Insurance and pensions		1,649.9		1,694.3
Financial services		852.8		879.2
Others		1,495.4		1,086.5
Primary income		21,563.8		12,994.2
Secondary income		242.5		231.2
Capital account		(10.5)		(6.5)
Credit		86.2		59.8
Debit		96.7		66.3
Financial account		(9,470.6)		(4,928.6)
Direct investment		(16,158.7)		(10,468.4)
Portfolio investment		(2,431.6)		5,090.4
Financial derivatives		1,823.0		558.4
Other investment		2,996.3		(1,920.6)
Reserve assets		4,300.3		1,811.5
International reserves		6,752.2		245.4
Valuation adjustment		2,451.8		(1,566.1)
Errors and omissions		(1,958)		213.3

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first quarter of 2021, Mexico’s current account registered a deficit of U.S.$5.1 billion, or 1.7% of GDP, compared to a deficit of U.S.$7.5 billion, or 2.5% of GDP, in the first quarter of 2020. The decrease in the current account deficit was mainly due to a significant reduction in the primary income deficit and the continuous dynamism of remittances, which were partially offset by a lower surplus of the non-oil trade balance and an increase in the deficit of the oil trade and services balances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4):
January	195.9	203.2
February	195.3	200.2
March	194.8	199.3
April	195.3	201.9
May	194.2	200.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

General

On May 17, 2021, Article 74 of the Constitution was amended to no longer allow partidas secretas (secret items) to be included in the Federal Expenditure Budget. Prior to the amendment, the secret items allowed the President to allocate budgetary resources that he or she could utilize without reporting the expenditure or being subject to audit controls, where strictly necessary.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2021 Expenditure Budget

(In Billions of Pesos)

	Actual
	2020(1)		First three months of 2020(1)		First three months of 2021(1)		2021 Budget(2)
Health	Ps.	154.0	Ps.	37.0	Ps.	28.3	Ps.	145.4
Education		345.0		76.6		112.0		337.9
Housing and community development		13.9		1.4		7.3		16.6
Government debt service		565.6		90.1		81.9		541.1
CFE and PEMEX debt service		120.5		57.6		63.2		171.6
PEMEX debt service		97.0		50.3		57.9		141.8
CFE debt service		23.5		7.3		5.3		29.8

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 15 – Budgetary Results; 2021 Budget Assumptions and Targets

	Actual
	2020(1)	First three months of 2020(1)	First three months of 2021(1)	2021 Budget(2)
Real GDP growth (%)	(8.3)%	(1.3)%	(3.6)%	3.6 – 5.6%
Increase in the national consumer price index (%)	3.2%	3.3%	4.7%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	35.82	39.16	56.53	42.00
Average exchange rate (Ps./$1.00)	21.5	20.0	20.3	22.1
Average rate on 28-day Cetes (%)	5.3%	7.0%	4.1%	4.0%
Public sector balance as % of GDP(4)	(2.9)%	0.1%	(0.3)%	(0.7)%
Primary balance as % of GDP(4)	0.1%	0.6%	0.2%	0.0%
Current account deficit as % of GDP	2.4%	(2.5)%	(1.7)%	(2.0)%

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2020 and 2021 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First three months of 2020(2)	First three months of 2021(2)	2021 Budget(3)
Budgetary revenues	1,462.9	1,564.1	5,538.9
Federal Government	1,213.5	1,248.9	4,080.2
Taxes	1,004.7	1,024.0	3,533.0
Income tax	542.1	576.8	1,908.2
Value-added tax	297.8	299.7	978.9
Excise taxes	131.5	113.6	510.7
Import duties	14.6	16.1	61.6
Tax on the exploration and exploitation of hydrocarbons	1.6	1.7	6.9
Export duties	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.
Other	17.2	16.0	66.7
Non-tax revenue	208.8	224.9	547.2
Fees and tolls	39.4	40.4	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	89.8	84.5	343.0
Fines and surcharges	75.7	98.1	152.5
Other	3.9	2.0	9.4
Public enterprises and agencies	249.4	315.1	1,458.7
PEMEX	45.3	120.2	593.7
Others	204.2	194.9	865.1

Note:	Numbers may not total due to rounding.

n.a.	= Not available.
(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

Health and Labor, Education and Other Social Welfare Expenditures

Education

Following the May 2019 educational reforms, on April 20, 2021 the Ley General de Educación Superior (General Law of Higher Education) was enacted to establish more specifics around the Government’s obligation to guarantee its citizens’ right to higher education, as well as evaluation and improvement of higher education, including through governmental expenditures and programming. For more information on the May 2019 educational reforms, see “Public Finance—Revenues and Expenditures—Health and Labor, Education and Other Social Welfare Expenditures—Education.”

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31, 2020	At March 31, 2021
Historical Balance of Public Sector Borrowing Requirements	52.3%	49.9%

(1)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31, 2020		At March 31, 2021
	(in billions of pesos)
Gross Debt	Ps.	7,979.4	Ps.	8,272.6
By Term
Long-term		7,404.3		7,646.7
Short-term		575.1		625.9
By User
Federal Government		7,461.2		7,678.7
State Productive Enterprise (PEMEX and CFE)		287.4		354.3
Development Banks		230.8		239.6
Financial Assets		380.6		497.3
Total Net Debt	Ps.	7,598.8	Ps.	7,775.4
Gross Internal Debt/GDP		34.5%		33.2%
Net Internal Debt/GDP(1)		32.9%		31.2%

(1)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of July 1, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31, 2020(2)			At March 31, 2021(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	7,008.3	93.9%	Ps.	7,223.7	94.1%
Cetes		979.0	13.1		940.7	12.3
Floating Rate Bonds		804.5	10.8		830.7	10.8
Inflation-Linked Bonds		1,802.2	24.2		1,915.1	24.9
Fixed Rate Bonds		3,414.4	45.8		3,529.0	46.0
STRIPS of Udibonos		8.2	0.1		8.4	0.1
Other(3)		452.9	6.1		455.0	5.9

Total Gross Debt	Ps.	7,461.2	100.0%	Ps.	7,678.7	100.0%

Net Debt
Financial Assets(4)		(304.3)			416.4

Total Net Debt	Ps.	7,156.9		Ps.	7,262.3

Gross Internal Debt/GDP		32.3%			30.8%
Net Internal Debt/GDP		31.0%			29.2%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 126.5 billion at December 31, 2020 and Ps. 125.5 billion at March 31, 2021 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of March 31, 2021, outstanding gross external public sector debt totaled U.S.$229.1 billion, an approximate U.S.$5.4 billion increase from the U.S.$223.6 billion outstanding on December 31, 2020. Of this amount, U.S.$220.7 billion represented long-term debt and U.S.$8.3 billion represented short-term debt. Net external indebtedness increased by U.S.$1.9 billion during the first three months of 2021.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	At December 31, 2020(2)		At March 31, 2021(2)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	112,336.0	U.S.$	114,890.1
Long-Term Debt of Budget Controlled Agencies		97,108.9		97,865.9
Other Long-Term Public Debt(3)		8,106.4		7,960.6

Total Long-Term Debt	U.S.$	217,551.3	U.S.$	220,716.6

Total Short-Term Debt		6,097.3		8,344.1

Total Long- and Short-Term Debt	U.S.$	223,648.6	U.S.$	229,060.7

Table No. 21 – Summary of External Public Sector Debt by Currency

	At December 31, 2020(2)			At March 31, 2021(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	166,745.2	74.6%	U.S.$	174,129.1	76.0%
Japanese Yen		8,174.5	3.7		7,634.7	3.3
Swiss Francs		2,716.6	1.2		2,551.5	1.1
Pounds Sterling		3,110.6	1.4		3,141.6	1.4
Euros		40,922.1	18.3		39,714.6	17.3
Others		1,979.6	0.9		1,889.0	0.8

Total	U.S.$	223,648.6	100.0%	U.S.$	229,060.5	100.0%

Table No. 22 – Net External Debt of the Public Sector

	At December 31, 2020(2)		At March 31, 2021(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	221,522.0	U.S.$	223,374.6
Gross External Debt/GDP		19.3%		18.7%
Net External Debt/GDP		19.1%		18.2%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2021) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At December 31, 2020			At March 31, 2021
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	76,836.5	68.4%	U.S.$	80,508.1	70.1%
Japanese Yen		6,507.9	5.8		6,078.1	5.3
Swiss Francs		2,133.9	1.9		2,004.2	1.7
Pounds Sterling		2,017.5	1.8		2,037.6	1.8
Euros		24,823.6	22.1		24,247.2	21.1
Others		16.6	0.0		15.0	0.0

Total	U.S.$	112,336.0	100.0%	U.S.$	114,890.2	100.0%

Table No. 24 – Net External Debt of the Government

	At December 31, 2020		At March 31, 2021
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	111,062.3	U.S.$	112,046.9
Gross External Debt/GDP		9.7%		9.4%
Net External Debt/GDP		9.6%		9.1%

Table No. 25 – Net Debt of the Government

	At December 31, 2020	At March 31, 2021
Internal Debt	76.4%	75.9%
External Debt(1)	23.6%	24.1%

Note:	Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt.”

Source:	Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 19, 2021, Mexico issued U.S.$3,000,000,000 of its 3.750% Global Notes due 2071, Mexico’s first bond to be listed on the Taipei Exchange.

On January 25, 2021, Mexico issued €1,514,779,000 of its 1.450% Global Notes due 2033 and €1,184,165,000 of its 2.125% Global Notes due 2051. Mexico used a portion of the proceeds from this offering to redeem in full €1.6 billion of its outstanding 2.750% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 14, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
2.750% Global Notes due 2023	€235,138,000.00	€1,364,862,000.00
1.625% Global Notes due 2024	€75,359,000.00	€1,174,641,000.00
1.625% Global Notes due 2026	€172,563,000.00	€1,327,437,000.00
1.750% Global Notes due 2028	€176,101,000.00	€1,323,899,000.00
2.875% Global Notes due 2039	€71,145,000.00	€1,428,855,000.00
3.000% Global Notes due 2045	€257,109,000.00	€1,242,891,000.00

On April 14, 2021, Mexico issued U.S.$3,256,899,000 of its 4.280% Global Notes due 2041. Mexico used a portion of the proceeds from this offering to redeem U.S.$2,224,970,000 aggregate principal amount of its outstanding 4.000% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated April 6, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
4.000% Global Notes due 2023	U.S.$	143,204,000.00	U.S.$	2,769,970,000.00
3.600% Global Notes due 2025	U.S.$	60,331,000.00	U.S.$	1,764,477,000.00
3.900% Global Notes due 2025	U.S.$	31,169,000.00	U.S.$	911,695,000.00
4.125% Global Notes due 2026	U.S.$	3,021,000.00	U.S.$	2,094,668,000.00
4.150% Global Notes due 2027	U.S.$	12,582,000.00	U.S.$	2,489,158,000.00
4.500% Global Notes due 2029	U.S.$	55,626,000.00	U.S.$	3,400,038,000.00
4.750% Global Notes due 2032	U.S.$	67,003,000.00	U.S.$	2,432,997,000.00
6.750% Global Notes due 2034	U.S.$	101,068,000.00	U.S.$	1,705,644,000.00
6.050% Global Notes due 2040	U.S.$	226,586,000.00	U.S.$	2,842,853,000.00

For more information on liability management transactions and external securities offerings, see “Public Debt—Liability Management and Debt Reduction Transactions” and “Public Debt—External Securities Offerings.”

UNITED MEXICAN STATES

COVID-19 Crisis

Since December 2019, millions of infections attributable to a novel form of coronavirus (SARS-CoV2, commonly referred to as COVID-19) have been reported around the world. On March 11, 2020, the World Health Organization (WHO) characterized the outbreak of COVID-19 as a pandemic. Measures to mitigate the spread and intensity of the outbreak have been undertaken by governments around the world, including mandatory quarantines, travel restrictions, social distancing and curtailment or suspension of economic and other forms of activity. The Government, and Mexican state and local governments, have also taken extensive measures to limit the spread of the pandemic, including severe restrictions on business and economic activity.

On March 24, 2020, the Government imposed restrictions on non-essential activities in the public, private and social sectors, including suspending gatherings of more than 100 people, closing all schools and encouraging the private sector to allow employees to work remotely. Essential activities included medical services and supplies, public safety, fundamental economic functions, government social programs and critical infrastructure. On March 30, 2020, the Government declared a national health emergency.

On May 29, 2020, after two months of these restrictions on non-essential activities, the Government issued the Reopening Guidelines, which established measures to permit a safe and gradual reopening of the economy beginning June 1, 2020. Since then, under a May 14, 2020 resolution, the Government evaluates the risk related to reopening each state on a weekly basis. These evaluations provide guidelines for the states to determine which social, educational and economic activities are permitted to re-open and the extent to which they can operate. For more information on the status of Mexico’s reopening, see “Recent Developments—COVID-19 Crisis.”

In 2020, Mexico also adopted several economic stimulus measures in reaction to the COVID-19 crisis. These measures included, among other things: (i) granting financial aid and support to vulnerable populations and workers, (ii) allocating resources for medical treatment of citizens and investing in protective gear, (iii) adopting measures to support cash flows of Mexican companies and small businesses and (iv) granting support to local governments.

Specific measures to support vulnerable populations and workers included, among other things:

•

Reinforcing the main goals and objectives provided in the five-year Plan Nacional de Desarrollo 2019-2024 (National Development Plan, or Plan) via the Programa Emergente para el Bienestar y el Empleo (Emerging Program for Well-Being and Employment);

•

Providing checklists, training and advisory resources from the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) at all workplaces to ensure that the measures under the Reopening Guidelines are correctly implemented;

•

Utilizing resources from the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), the Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Housing Fund for Social Security and Social Services of Government Workers, or FOVISSSTE), the Fondo Nacional para el Consumo de los Trabajadores (National Fund for Workers’ Consumption, or FONACOT) and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) to grant personal and housing loans to workers, and to defer principal and interest payments on personal and housing loans, with the additional aim of generating 970,000 new jobs;

•	Allowing for early access to Ps. 42 billion in pension payments for eight million adults aged sixty-five or older who qualify for the Government’s pension plan;

•

Granting amnesty under the Ley de Amnistía (Amnesty Law) to those who have been prosecuted or sentenced to prison by a federal court for committing minor crimes, such as non-violent theft, small-scale drug possession and sedition, in order to mitigate the spread of COVID-19 in prisons;

•	Requiring employers to pay employees the applicable minimum wage for each day that work is suspended for up to one month pursuant to Article 427 of the Federal Labor Law;

•	Financing up to Ps. 25,000 per domestic or independent worker, to be re-paid over three years with a three-month initial grace period;

•

Deferring principal and interest payments on individual housing loans, mortgages, personal loans, payroll loans, credit cards and microloans, through special accounting criteria established by the CNBV; and

•	Providing resources to hire 45,000 doctors and nurses in 2020.

Some of these measures were funded in part by (i) savings in the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Revenue Stabilization Fund, or FEIP), (ii) resources held in certain public trusts that will be transferred to the Tesorería de la Federación (Treasury of the Federation) and (iii) deployment of funds by national development banks.

Specific measures with respect to supporting cash flow positions of Mexican companies and small businesses included, among other things:

•

Facilitating access to loans for businesses and creating a website to provide guidance on the Reopening Guidelines and other COVID-19 relief measures and to assist businesses in self-assessing their compliance;

•

Granting small businesses in areas of high poverty or violence interest-free financing of up to Ps. 6,000, including a three-month grace period on the first payment, an additional loan of Ps. 10,000 with no interest once the first loan has been repaid, and an additional loan of Ps. 15,000 with no interest once the second loan has been repaid;

•	Financing of up to Ps. 25,000 per business registered with the Censo del Bienestar (Welfare Census) to be re-paid in three years with a three month initial grace period; and

•

Creating the Mercado Solidario (Solidarity Market) platform to provide a virtual space for micro, small and medium sized enterprises to find local markets and to connect with potential consumers of their products and services.

Specific measures with respect to granting support to local governments include, among other things:

•

Changing the distribution of resources from the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund, or FEIEF) from quarterly to monthly in order to provide the states with greater liquidity and to promote economic revival; and

•	Distributing approximately Ps. 13 billion from FEIEF in to the states in August 2020, in addition to the Ps. 20 billion distributed in July 2020.

On December 11, 2020, COFEPRIS authorized the emergency use of the Pfizer-BioNTech COVID-19 vaccine, which has been used in the Política Nacional de Vacunación (National Vaccination Policy) against COVID-19. Under this policy, the vaccine was first administered to health care professionals on the front lines of the pandemic. For more information on the Government’s vaccination program and timeline, see “Recent Developments—COVID-19 Crisis.”

According to the latest Ministry of Health data, Mexico had 1,519,513 confirmed cases of COVID-19, of which 148,147 were fatal, as of December 31, 2020. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis.”

Geography and Population

Mexico is the fifth largest nation in the Americas and the thirteenth largest nation in the world by total area, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States. To the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Sierra Madre Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 12% of Mexico’s land is arable, approximately 55% is suitable for grazing and approximately 34% is forested.

Mexico is exposed to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. See “United Mexican States—Environment—Natural Disaster Policies.”

Mexico is the third most populous nation in the Americas, with a population of 126 million, as reported by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) in its 2020 Censo de Población y Vivienda (Population and Housing Census). Based on the results of the census, 78.6% of Mexico’s population lives in urban areas and 21.4% lives in rural areas. Mexico’s three largest metropolitan areas are the Valley of Mexico, Monterrey and Guadalajara, with populations of 21.8 million, 5.3 million and 5.3 million, respectively.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selected comparative statistics published by the World Bank’s International Bank for Reconstruction and Development (IBRD) on Mexico and other countries in the Americas.

Table No. 26 – Selected Comparative Statistics(1)

	Mexico		Brazil		Argentina		Chile		United States
Per capita GDP(2)	U.S.$	8,346.7	U.S.$	6,796.8	U.S.$	8,441.9	U.S.$	13,231.7	U.S.$	63,543.6
Life expectancy at birth (2019)		75		76		77		80		79
Youth literacy rate:(3)(4)
Male		99%		99%		99%		99%		n.a.
Female		99%		99%		100%		99%		n.a.
Infant mortality rate (2019)(5)		12		12		8		6		6

n.a.	= Not available.
(1)	Unless otherwise specified, figures as of 2020.
(2)	Figures are in current U.S. dollars.
(3)	Ages fifteen to twenty four.
(4)	Figures as of 2018 for Mexico, Brazil and Argentina and as of 2017 for Chile.
(5)	Infant mortality per 1,000 live births.

Source: World Development Indicators from the World Bank.

Form of Government

Mexico is a nation consisting of thirty-two states, including Mexico City. The Constitution, effective May 1, 1917, establishes Mexico’s current form of government as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of December 31, 2020, there were ten national political parties represented in the executive and legislative branches, as well as in the state governments.

Executive Branch

The President of Mexico is the chief of the executive branch and is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term. Anyone who has held the office of the President, by popular vote or in an interim, substitute or provisional capacity, may never hold such office again.

The National Electoral Institute can, pursuant to a regulatory framework established on December 20, 2019, convene a recall referendum of the presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. The recall referendum can only be requested once per presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

General elections were held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the MORENA Party, won the presidential election. President López Obrador took office on December 1, 2018, replacing President Enrique Peña Nieto of the Institutional Revolutionary Party.

The executive branch further consists of nineteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency), the National Prosecutor’s Office and two regulatory bodies for the energy sector.

The President appoints the principal officials of every ministry. The President’s appointment of the Secretaria or Secretario (minister) and empleados superiores (senior employees) of the Ministry of Finance and Public Credit is subject to ratification by the Cámara de Diputados (Chamber of Deputies). On July 9, 2019, following the resignation of Carlos Manuel Urzua Macias, President López Obrador appointed Arturo Herrera Gutiérrez, acting undersecretary of Finance and Public Credit since December 2018, as the new Minister of Finance and Public Credit.

The National Development Plan is a five-year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan, which was published on July 12, 2019, includes, among other goals, the eradication of corruption in public administration, the promotion of economic welfare for the population with attention to the poorest and most vulnerable groups, the reduction of insecurity, delinquency and violence through a prevention-focused strategy, the promotion of participatory democracy and the establishment of foreign policy based on non-intervention, self-determination, cooperation for development, peaceful resolution of conflicts through dialogue and rejection of violence and war and respect for human rights. Overall, the Plan prioritizes a policy of “republican” austerity with strict compliance with the legal order and the separation of powers.

In response to the COVID-19 pandemic, on April 23, 2020 the President issued a decree establishing austerity measures for the federal executive branch, including imposing a hiring freeze, prohibiting dismissal of current employees, reducing salaries of senior officials and shutting down half of the administration’s offices. Certain priority programs, including scholarships, ongoing construction projects and human rights matters, were exempt from the decree. The decree was still in effect as of December 31, 2020.

Judicial Branch

Mexico’s federal judicial branch (the Federal Judiciary) consists of the Supreme Court, the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Council of the Federal Judiciary. The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each Supreme Court justice is appointed by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. Every four years, the members of the Supreme Court elect a Ministro Presidente (Chief Justice) from among themselves, who cannot be reelected for the immediately following term. The Council of the Federal Judiciary is in charge of administration, oversight and discipline of the Federal Judiciary’s personnel. It is composed of seven members. It is presided over by one of its members, the Chief Justice of the Supreme Court.

The Constitution grants powers of judicial review to the Federal Judiciary, including the power to declare laws unconstitutional. On February 14, 2019, in its first ever general declaration of unconstitutionality, the Supreme Court struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

On May 20, 2019, the Supreme Court invalidated certain provisions of the Ley Federal de Remuneración de los Servidores Públicos (Federal Public Servants Salary Law) and two articles of the Código Penal Federal (Federal Criminal Code), which established penalties for making excess salary and benefit payments or for not reporting receipt of excess payments, and ordered Congress to legislate on the invalidated provisions during the next regular legislative session. For more information on Congressional legislation related to the invalidated provisions, see “Recent Developments—Form of Government.”

Legislative Branch

Legislative authority is vested in the Congreso de la Unión (Congress), which is composed of the Senate and the Chamber of Deputies. Under the Constitution, the President may veto bills and Congress may override such vetoes with a two-thirds majority vote of each chamber.

Members of Congress are elected either directly by the popular vote of Mexican citizens who are eighteen years of age or older or through a proportional representation system. Under that system, a political party will nominate candidates to serve as federal deputies or senators on ordered nomination lists. Legislative seats are allocated to a political party, in the order specified in its nomination lists, based on the proportion of the votes cast for that political party during the relevant election, so long as that party receives at least three percent of the national vote, among other requirements. The Chamber of Deputies is composed of 500 members, of whom 300 are elected directly by voters in national congressional districts and the other 200 are elected through the proportional representation system. The Senate is composed of 128 members, of whom ninety-six are elected directly and the other thirty-two are elected through the proportional representation system. Once elected, senators serve a six-year term and are eligible for immediate reelection for up to one additional six-year term. Federal deputies serve a three-year term and are eligible for immediate reelection for up to three additional terms. Congressional elections for all 128 Senate seats and all 500 Chamber of Deputies seats were held on July 1, 2018. Another election for the Chamber of Deputies was held on June 6, 2021, and the next election for the Senate, which will coincide with an election for the Chamber of Deputies, will be held on June 2, 2024. The following table provides the distribution as of the end of 2020 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies. See “Recent Developments—United Mexican States—Form of Government” for a more recent distribution of Congressional seats reflecting the June 6, 2021 Chamber of Deputies election.

Table No. 27– Party Representation in Congress

	Senate(1)			Chamber of Deputies(1)
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		252	50.4
National Action Party	25	19.5		77	15.4
Institutional Revolutionary Party	13	10.2		48	9.6
Citizen Movement Party	8	6.3		27	5.4
Labor Party	6	4.7		46	9.2
Ecological Green Party of Mexico	7	5.5		11	2.2
Democratic Revolution Party	4	3.1		24	4.8
Social Encounter Party	3	2.3		12	2.4
Unaffiliated	1	0.8		3	0.6
Total	127	99.2	%(2)	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 31, 2020.
(2)	As of December 31, 2020, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

State Government

The head of the executive branch of each Mexican state, except for Mexico City, is a governor elected by popular vote. The head of the executive branch of Mexico City is a mayor, also elected by popular vote.

Criminal Justice

Mexico has an accusatory criminal justice system, in which defendants are presumed innocent until proven guilty. The Código Nacional de Procedimientos Penales (National Criminal Procedure Code) establishes nation-wide uniform criminal procedure rules following the principles set forth in the Constitution and in international treaties to which Mexico is party. Its goals include promoting an expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

Internal Security

General

During recent years, the Government has heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics, fuel theft and cyber-crimes. The Government has implemented various security measures and has strengthened its military and police forces.

INEGI’s Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2020 (National Poll on Victimization and Perception of Public Security 2020) found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures represented an approximate cost of Ps. 282.1 billion to Mexican households, or 1.5% of GDP, in 2019, compared to an approximate cost of Ps. 263.7 billion, or 1.1% of GDP, in 2016. This cost is the equivalent of Ps. 6,931 per person affected by local crimes.

As part of the National Development Plan, the Government is prioritizing an approach to security measures that focuses on the roots of criminality and violence. Among the actions to reduce internal security challenges, the Plan aims to promote education and employment for young people, increase social reintegration of ex-convicts, prevent and treat addiction, create regional and national processes of pacification and reconciliation among ex-convicts and the affected population and prevent money laundering.

To further the above goals, the Government enacted a set of laws on May 27, 2019 with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others.

Specifically, the Ley de la Guardia Nacional (National Guard Law) creates a Guardia Nacional (National Guard) and sets forth the duties and administration of the National Guard, providing for coordination and collaboration with other federal and local public security institutions. The Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) defines “use of force” and establishes when and how public security institutions may use force. The Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry) creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidate information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status. The Lineamientos para el Funcionamiento, Operación y Conservación del Registro Nacional de Detenciones (Guidelines for the Function, Operation and Conservation of the National Detentions Registry) help regulate the integration, operation, conservation and functioning of the National Detentions Registry.

In addition, within its Sistema Nacional de Seguridad Pública (National Public Security System), Mexico adopted the Modelo Nacional de Policía y Justicia Cívica (National Police and Civic Justice Model) in July 2019. The National Police and Civic Justice Model aims to strengthen municipal and state police forces and promote effective communication between these police forces and both the National Guard and the offices of the Attorney General. This model also calls for an adequate and sustainable financing system that gives professional police forces competitive salaries and sufficient equipment and infrastructure. In addition, it seeks to prevent and reduce the incidence of crime, in order to improve public perceptions of security and increase trust in public safety institutions.

In order to combat corruption and to increase security in Mexico’s customs and ports, on December 7, 2020, the Ley Orgánica de la Administración Publica Federal (Organic Law of the Federal Public Administration), the Ley de Navegación y Comercio Marítimos (Law on Maritime Navigation and Trade) and the Ley de Puertos (Law on Ports) were amended to transfer some of the powers of the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), including the administration and surveillance of maritime and port security, to the Secretaría de Marina (Ministry of Marine).

Organized Crime, Arms Trafficking and Money Laundering

The Unidad de Inteligencia Financiera (Financial Intelligence Unit, or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City have an agreement, signed on March 1, 2019, to exchange information to combat money laundering and the financing of terrorism. This agreement allows for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

The Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Federal Criminal Code, which were all reformed on November 8, 2019, govern the treatment of specific tax offenses, which under certain circumstances may: (i) equate to organized crime, (ii) merit pretrial detention ex officio, (iii) are no longer eligible for conditional suspension and (iv) are no longer eligible for reparatory agreements. The November 8, 2019 reforms were intended to prevent, prosecute and more severely punish tax evasion and money laundering.

The Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), on behalf of Mexico, and the United States agreed on January 16, 2020 to a bilateral program to reduce trafficking in firearms, drugs and financial assets by transnational crime networks, to reduce drug consumption and combat addiction and to treat fentanyl as a common problem. This agreement followed several 2019 discussions of the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) focused on combatting organized and cross-border crime.

In December 2019, the Ministry of Foreign Affairs, the Ministry of Citizen Security and Protection, the Office of the Federal Attorney General and representatives of certain countries of the European Union (EU), with the support of the Delegación de la Unión Europea en México (European Union Delegation in Mexico), agreed to initiate a collaborative process on matters of security in order to: (i) curb the illicit flow of weapons; and (ii) explore cooperation mechanisms for the exchange of information. In a separate meeting with the European Union Agency for Law Enforcement Cooperation (Europol), the Ministry of Citizen Security and Protection signed an acuerdo de trabajo (working arrangement), in effect as of July 1, 2020, to expand and deepen collaboration on security matters. The working arrangement guarantees a secure system for the exchange of information between the parties, linking Mexico with the police authorities of the member states of the EU, as well as with third countries and organizations associated with Europol.

Human Rights

Mexico has policies aimed at protecting human rights, including: (1) designated infrastructure and budgetary resources for the protection of human rights defenders and journalists; (2) a national coordination system, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government, for identifying and reducing the risk of violence; and (3) the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression), which conducts and resolves investigations in cases of violence against human rights defenders and journalists.

The Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearances, Disappearances Committed by Individuals and the National Person Search System) aims to combat impunity and defend the rights of victims and their families by creating tools such as the Sistema Nacional de Búsqueda de Personas (National Person Search System), which is responsible for determining, executing and following up on missing persons searches, and the Comisión Nacional de Búsqueda (National Search Commission), which functions as a consultative and participatory body made up of victim’s family members, civil society organizations and federal and local prosecutors’ offices.

Cyber-Crimes

Following a cyber-attack that affected several countries in Europe, Asia and Latin America on May 12, 2017, Mexico’s Policía Federal (Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment. Mexico also has a collaboration protocol agreement between the Comisión Nacional de Seguridad (National Security Commission, or CNS) and corresponding agencies from other countries to manage cybernetic incidents linked to ransomware software.

During April and May 2018, five registered participants in the Sistema de Pagos Electrónicos Interbancarios (Interbanking Electronic Payment System), a system developed and operated by Banco de México that allows money to be transferred electronically between bank deposit accounts, experienced cybersecurity violations. All the attacks observed were directed toward banks, brokerage firms and other participants of the payment system.

In response to these incidents, on May 15, 2018, Banco de México strengthened its protection of the data it handles, through a series of reforms improving its technological infrastructure protections and providing the Gerencia de Seguridad de Tecnologías (Technology Security Management) with supervisory powers over cybersecurity management. Banco de México issued provisions granting credit institutions and other entities that provide funds transfer services options for applying additional control measures designed to strengthen their systems’ detection of irregular transfers, permit the verification of their operations’ integrity and avoid possible damage to their participants and to the system as a whole. These provisions also provided for rules changing credit institutions’ verification of cash withdrawals.

The Bases de Coordinación en Materia de Seguridad de la Información (Coordination Bases on Information Security), which was signed by representatives of six financial sector authorities, the Office of the Federal Attorney General, various trade associations from the Mexican financial sector and private financial entities, further strengthen the way financial sector authorities and entities respond and coordinate with one another when events occur that may threaten the information security in the Mexican financial system.

In August 2019, the Organization of American States (OAS) released a report titled Estado de la Ciberseguridad en el Sistema Financiero Mexicano (State of Cybersecurity in the Mexican Financial System), carried out with the support of the CNBV based on a survey of institutions from different sectors of the financial system. The information and data contained in the report helped guide the CNBV’s supervision, collaboration and communication and regulation of resources in order better prepare the financial system for cyber-attacks and information security issues.

Anti-Corruption

The Sistema Nacional Anticorrupción (National Anticorruption System) is the Government’s overarching institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting. On January 29, 2020, the Coordinating Committee of the National Anticorruption System approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA). The PNA establishes the Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption.

In addition to the National Anticorruption System, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (National Program to Combat Corruption and Impunity, and Improvement of Public Management 2019-2024, or Program), sets out five priority objectives, specific actions for compliance and goals and measurement parameters. The Program, which was adopted in August 30, 2019, is mandatory for all government agencies, units and entities of the Administración Pública Federal (Federal Public Administration).

INEGI’s biannual Encuesta Nacional de Calidad e Impacto Gubernamental 2019 (National Poll on Governmental Quality and Impact 2019) found that approximately 15.7% of people who interacted with a public servant experienced at least one act of corruption. This poll also found that of the population aged eighteen years or older at the time of the survey, 44.3% had at least some trust in municipal governments, 40.5% had at least some trust in state governments and 51.2% had at least some trust in the federal government.

A 2019 INEGI report on the cost of corruption found that in 2019, acts of corruption cost an average of Ps. 3,822 per adult victim living in cities with 100,000 or more inhabitants, or Ps. 12.8 billion total. INEGI’s report also found that in 2016, acts of corruption cost an average of Ps. 12,243 per business entity victim, or a total of Ps. 1.6 billion. This report found that 64.4% of business entities considered the facilitation of government processes the principal reason for the onset of corruption. The statistics also show that processes and services involving interactions with public safety authorities and procedures related to property had the highest incidence of corruption in 2019. The next poll will be conducted in 2021, with results expected in the first quarter of 2022.

Beginning July 18, 2016, the Secretaría de la Función Pública (Ministry of Public Administration) began undergoing a process of institutional strengthening through the implementation of the National Anticorruption System and the Plataforma Digital Nacional (National Digital Platform). Through the integration of six systems, four of which are currently in operation, with information on asset declarations, public contracts and complaints against public servants, among others, the National Digital Platform aims to be the primary source of information permitting the detection of corruption and facilitating the actions of the National Anticorruption System’s executing agencies.

There are several other programs and laws intended to further the Government’s efforts to combat corruption. These include the requirement that certain details of public officials’ personal finances be made public and the extending the scope of government extinción de dominio (seizures) to be permitted over assets related to a broader list of offenses now including acts of corruption and crimes committed by public officials.

In 2019, the Ministry of Public Administration banned for three years Constructora Norberto Odebrecht, S.A. and Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V., subsidiaries of Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used. Previously, in 2018, the Ministry of Public Administration had banned Constructora Norberto Odebrecht, S.A. from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

The Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption) was created on November 14, 2019 to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption, (ii) make decisions based on effective, concrete and verifiable evidence, (iii) promote the use and knowledge of information produced by INEGI and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

The Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), which went into effect on November 19, 2019, established a series of measures to govern public resource expenditures, reduce conflicts of interest among public servants, prevent misuse of privileged information by public servants and regulate the creation and use of public trusts to prevent them from being misused.

Access to Information, Government Procurement and Transparency

The Government has enacted a number of legal and political measures to improve access to information and government transparency.

The Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI), which operates as an autonomous legal entity, aims to guarantee the rights to public information access and personal data protection set forth in the Constitution and to strengthen a culture of transparency, accountability and due treatment of personal data in order to promote an inclusive and participatory society.

The Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law of Transparency and Access to Public Information) establishes the sanctioning authority of the INAI, ensures the right of access to information held by governmental entities and sets forth transparency obligations for the military, several Government agencies and commissions, productive state-owned companies and productive subsidiaries.

The Ministry of Public Administration makes all current and historical information regarding public servants’ declaraciones patrimoniales (declarations of assets and interests) publicly available in open data on a designated Government website.

The Government’s Contrataciones Abiertas (Open Contracting Platform), a collaboration with the INAI, Transparencia Mexicana, A.C. (Mexican Transparency), the World Bank, the Alianza Internacional para las Contrataciones Abiertas (Open Contracting Partnership) and the Global Initiative for Fiscal Transparency, was established to prevent corruption, produce more confidence in private sector providers and increase trust in institutions.

The Alianza para las Contrataciones Abiertas (Alliance for Open Contracting) is composed of the Office of the President’s Coordinación de Estrategia Digital Nacional (National Digital Strategy Coordination), the Ministry of Finance and Public Credit, the Ministry of Public Administration, the INAI and Transparencia Mexicana A.C. (Mexican Transparency). In March 2018, the Alliance for Open Contracting presented the Estándar de Datos de Contrataciones Abiertas para México (Open Contracting Data Standard for Mexico) to meet the transparency obligations under the Federal Law of Transparency and Access to Public Information.

The Government also adheres to several plans, including the Plan Nacional de Socialización del Derecho de Acceso a la Información (National Plan for the Socialization of the Right of Access to Information) and the Cuarto Plan de Acción 2019-2021 (Fourth Plan of Action 2019-2021, or 4PA), implemented in December 2018 and 2019, respectively, which seek to improve the public’s access to information, government transparency, accountability and citizen participation.

The Sistema de Seguimiento y Atención de Recomendaciones Internacionales en Materia de Derechos Humanos (System for Monitoring and Addressing International Human Rights Recommendations, or SERIDH), a computer platform that systematizes the approximately 3,500 recommendations and action items that treaty bodies have made to Mexico since 1994, was presented by the Ministry of Foreign Affairs on February 21, 2020. The SERIDH links the recommendations and the action items received with the United Nations’ Sustainable Development Goals of the 2030 Agenda.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries and is a charter member of the United Nations. Mexico is a signatory, along with Canada and the United States, of the United States-Mexico-Canada Trade Agreement (USMCA), and is a member of the European Bank for Reconstruction and Development (EBRD), the IDB, the International Finance Corporation (IFC), the International Monetary Fund (IMF), the OAS, the Community of Latin American and Caribbean States (CELAC) and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank (CDB) and a full member of CAF Development Bank of Latin America (CAF).

In response to the May 30, 2019 announcement by the former U.S. president Donald Trump of a series of proposed measures, including tariffs on Mexican exports to the United States, Mexican and U.S. officials agreed in June 2019 to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States and be provided with protection, employment opportunities, healthcare and education. The National Guard has also been deployed to Mexico’s southern border, as part of the Government’s previous plan to support immigration officials.

Representatives of Mexico and the United States met on July 21, 2019 and September 10, 2019 to analyze the progress of the June 2019 agreement on immigration. Since its implementation, there has been a reduction every month in the number of apprehensions by U.S. authorities in U.S. territory. Additional checkpoints were set up on Mexico’s northern and southern borders. In addition, hundreds of rescue operations have been carried out against alleged migrant traffickers on foot and via railways and vehicles like tractor-trailers and buses. The Government has also made efforts to offer opportunities to migrants, particularly from Central America.

To mitigate the short- and long-term adverse social and economic effects of the COVID-19 pandemic in allied countries, on June 12, 2020, the EU launched the “Team Europe” program, a global aid package of over €20 billion (Ps. 520 billion). The program allocated €8 million (Ps. 200 million) to tackle Mexico’s most immediate needs, including: supporting the public health system, facilitating on-line education for children and protecting vulnerable groups such as women at risk of violence, immigrants, human rights defenders, journalists and victims of human rights violations. The program also enables the exchange of technical assistance and best practices related to crime prevention and access to justice.

Mexico was re-elected as a non-permanent member of the United Nations Human Rights Council (UNHRC) for a two-year term on October 13, 2020.

At the CELAC summit of January 8, 2020, Mexico assumed the role of Presidency Pro Tempore of CELAC from January 2020 to January 2021, which has been extended to January 2022.

Mexico also has a number of international agreements in place that promote economic cooperation. See “Environment—Environmental Policies” below and “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Environment

Environmental Policies

Mexico’s principal environmental concerns include promoting and generating resources and benefits through the conservation and restoration of Mexico’s natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. The base for Mexico’s environmental policy is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas. Mexican law also requires that economic growth be conditioned on the protection of the environment.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) creates and advises on government environmental policies. The Ley de Desarrollo Forestal Sustentable (Law for Sustainable Forest Development), published by SEMARNAT on April 27, 2018, prevents agricultural activities that contribute to deforestation from receiving governmental support.

SEMARNAT also collaborates with the agencies of other governments and international organizations, including the German Agency for International Cooperation (GIZ) and the United Nations Educational, Scientific and Cultural Organization (UNESCO), to, among other things, support Mexican institutions in the development and implementation of policies, programs and measures to manage water resources to promote sustainable use at local and national levels and reduce greenhouse gas emissions and air pollutants generated by cargo and passenger vehicles.

On September 16, 2019, SEMARNAT announced that Mexico had achieved a 99% reduction in the consumption of ozone-depleting substances. As of June 2020, the use of hydrochlorofluorocarbons had declined by 79.5% as compared to 2014.

In addition to SEMARNAT, the Government has a number of entities that, among other things, monitor compliance with environmental regulations, preserve biodiversity, promote sustainable development policies, promote conservation and reforestation and generate and use scientific and technical knowledge to protect the environment, preserve and restore ecology and mitigate climate change concerns in the country.

In June 2020, SEMARNAT announced the Diagnóstico Básico para la Gestión Integral de Residuos 2020 (Basic Diagnosis for Comprehensive Waste Management 2020, or DBGIR 2020), a study that identifies Mexico’s generation and management of different types of waste, as well as emerging issues including marine pollution and energy use of waste. The DBGIR will be used to formulate and implement the new Programa Nacional para la Prevención y Gestión Integral de los Residuos 2020-2024 (National Program for the Prevention and Comprehensive Management of Waste 2020-2024), which has not yet been published.

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. In June 2019, the government of Mexico City authorized Ps. 145 billion for the Programa Ambiental y de Cambio Climático para la Ciudad de México 2019-2024 (Environmental and Climate Change Program for Mexico City 2019-2024). The program’s goals are to improve environmental conditions and public health and to promote employment and the economy in the country’s capital. It focuses on seven main areas: (1) re-vegetating portions of the city and countryside, (2) rescuing bodies of water, (3) implementing sustainable water management, (4) achieving “zero waste,” (5) focusing on integrated and sustainable mobility, (6) improving air quality and (7) creating cities more reliant on solar energy.

All new cars driven in Mexico City and several other cities in Mexico must be equipped with emissions control equipment that meets U.S. performance standards, and the Government has established maximum permissible limits for the emission of various atmospheric pollutant gases and particles from the exhaust of new engines and certain new motor vehicles that use diesel as fuel. Mexico City continues to enforce Hoy No Circula (No Driving Today), a program requiring one-fifth of the City’s private vehicles to be kept out of circulation each weekday and which is periodically expanded to regulate weekend driving and upon detection of high levels of pollution in the city. Vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, in December 2019 the Government announced a measure to grant vehicle verification holograms that assess fuel economy and determine a vehicle’s circulation restrictions on Hoy No Circula.

The Mexico City government uses a mobile laboratory to measure the air quality of four locations within Mexico City as part of its efforts to curb air pollution within the city. Within the Zona Metropolitana del Valle de México (Metropolitan Area of the Valley of Mexico), Government measures to improve air quality include regulations on volatile organic compounds in household products to lower the amounts of ozone-depleting materials in these products, regulations on motorcycle emissions to encourage manufacturers to introduce clean technologies and advanced emission control systems, better fire management and prevention practices and restrictions on cargo transports at certain times.

Industry-related pollution, mostly caused by industries located within the Valley of Mexico, which includes Mexico City, also greatly contributes to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. Government authorities have attempted to address this industry-related pollution in several ways, including by discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara, and by requiring certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels.

The Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or Ministry of Agriculture) also works to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or Arid Zones Commission) develops arid and uncultivated regions in Mexico. The Arid Zones Commission focuses on restoring productivity and promoting practices for soil conservation and rainfall harvesting, including through promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

The Ley de Transición Energética (Energy Transition Law) aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets as a goal for Mexico to generate at least 30% and 35% of its electricity supply from clean energy sources by 2021 and 2024, respectively. On February 7, 2020, the Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico, (ii) to promote the reduction of pollutant emissions from the electrical industry and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy. According to an October 2020 report published by the Programa de Desarrollo del Sistema Eléctrico Nacional 2020-2034 (National Electricity System Development Program 2020-2034, or PRODESEN), in 2020 Mexico generated 25.5% of its electricity with clean sources.

The Programa Nacional Hídrico 2020-2024 (National Water Program 2020-2024) and the Programa Nacional Forestal 2020-2024 (National Forest Program 2020-2024) were both adopted at the end of December 2020. The National Water Program aims to address (i) insufficient and inequitable access to drinking water and sanitation services, (ii) inefficient use of water that affects the population and economic sectors, (iii) human and material losses due to extreme hydrometeorological phenomena and (iv) quantitative and qualitative deterioration of water in basins and aquifers, and has specific goals and measurement parameters to evaluate compliance and successful implementation. The National Forest Program aims to help Mexico achieve international commitments in forestry matters while promoting sustainable development. Both programs are mandatory for all government agencies, units and entities of the Federal Public Administration.

International Agreements

Mexico is a party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), a party to the Montreal Protocol on Substances That Deplete the Ozone Layer, a signatory to the Paris Agreement, a signatory to the Acuerdo en Materia de Cooperación Ambiental entre los Gobiernos de los Estados Unidos Mexicanos, de los Estados Unidos de América y de Canadá (U.S.-Mexico-Canada Environmental Cooperation Agreement), a signatory to the Declaración Voluntaria de Líderes por la Naturaleza y las Personas (Leaders’ Pledge For Nature), a signatory to the Minamata Convention on Mercury, a party to the High Level Panel for a Sustainable Ocean Economy (the Ocean Panel), a party to the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean) and a party to the High Ambition Coalition (HAC) for Nature and People.

Mexico, along with Argentina, Bolivia, Ecuador, Paraguay, Peru, Uruguay, is working on the Sistema Integral Regional de Información Satelital (Integrated Regional Satellite Information System, or SIRIS). The platform will allow Mexico access to relevant satellite data to (i) receive information on relevant variables in the agricultural and forestry sectors, (ii) monitor forest fires and other important meteorological variables and (iii) receive disease risk stratification maps and information to visualize values of socio-environmental and social indicators that predispose the spread of certain diseases at a regional level.

In connection with the international commitments undertaken with respect to the Paris Agreement, the Government published the preliminary bases of the Pilot Program for the Emissions Trading System. The Pilot Program for the Emissions Trading System began on January 1, 2020 and will continue for three years. It regulates companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

Natural Disaster Policies

The Fondo de Desastres Naturales (Natural Disasters Fund, or FONDEN) is a financial vehicle that the Government established to support ex-post disaster risk management activities related to emergencies, recovery and reconstruction, including to apply resources to mitigate the effects caused by natural disasters within the framework of the Sistema Nacional de Protección Civil (National Civil Protection System) and the Reglas Generales del Fondo de Desastres Naturales (General Regulations for the Natural Disasters Fund). FONDEN finances its operations using the federal budget and market-based risk transfer instruments, including insurance and catastrophe bonds.

Mexico has two agreements with the IBRD that, through the IBRD’s Capital at Risk Notes program, help to insure Mexico against natural disaster risks by supporting Mexico’s catastrophe bonds issuances: (1) an August 4, 2017 agreement insuring Mexico against earthquakes and tropical cyclones for an aggregate amount of U.S.$360 million and (2) a February 7, 2018 agreement insuring Mexico against earthquake risks for an aggregate amount of U.S.$260 million. The February 7, 2018 agreement was made in the context of the IBRD’s issuance of five series of catastrophe-linked Capital at Risk Notes covering the four Pacific Alliance countries.

In March 2020, the World Bank issued four tranches of Catastrophe bonds (CAT bonds) for Mexico’s FONDEN, providing U.S.$485 million of insurance coverage against losses caused by earthquakes and hurricanes for four years. Mexico pays a fixed insurance premium for the coverage that the World Bank transfers to the CAT bond investors, which include dedicated CAT bond funds, asset management companies, pension funds, hedge funds and reinsurance companies.

Through the Seguro Catastrófico del FONDEN (FONDEN Catastrophic Insurance), the Government has a natural disasters-related insurance policy that is valid from July 2020 until July 2021. This policy provides financial protection to FONDEN’s resources and public resources for reconstruction of damage due to a natural disaster and offers coverage of up to Ps. 5,000 million, activated by natural disasters that exceed a minimum level of damage of Ps. 275 million and cumulative damage of Ps. 750 million.

In response to the September 7 and September 19, 2017 earthquakes, the Government authorized Ps. 6,844.4 million for immediate support and Ps. 22,810.3 million for reconstruction as of April 30, 2018. The majority of these funds are expected to be spent on homes, education, archaeological and historical monuments, roads and water. Following the earthquakes, Mexico received a payment of U.S.$150 million from the IBRD, representing the maximum payment for an earthquake under the terms of the August 4, 2017 agreement. In 2020, the Programa Nacional de Reconstrucción (National Reconstruction Program) received Ps. 4.525 billion from several sources, including FONDEN, the Federal Expenditure Budget and other foundations, to finance disaster relief activities.

After the earthquakes in September 2017, priority areas were identified according to the nature and magnitude of the damage caused by the earthquakes. The advances in reconstruction work and the resources exerted differ for each affected area. The Government and the Mexico City government have created websites where the general public can monitor the progress of the various reconstruction efforts in the areas affected by these earthquakes.

The Government has been following the Lineamientos Generales del Programa Nacional de Reconstruccion para el Ejercicio Fiscal 2020 (General Guidelines of the National Reconstruction Program for Fiscal Year 2020) since April 2020. Targeted at communities impacted by the earthquakes, these guidelines establish general criteria and mechanisms to aid inter-institutional collaboration between the Comisión Nacional de Vivienda (National Housing Commission, or CONAVI), the Instituto Nacional de la Infraestructura Física Educativa (National Institute of Physical Infrastructure for Education, or INIFED), state and municipal governments and private actors in order to rebuild housing and physical educational and health infrastructures, as well as the restoration, rehabilitation, maintenance and training for the preservation and conservation of cultural, historical, archaeological and artistic assets.

The Ley General de Protección Civil (General Civil Protection Law) created and regulates the National Civil Protection System, which includes and coordinates risk management procedures across the private sector and all levels of the public sector. Pursuant to the General Civil Protection Law, each state is responsible for the creation and administration of a Fondo de Protección Civil (Civil Protection Fund) to promote the training, equipment and systematization of their Unidades de Protección Civil (Civil Protection Units) and that will include resources provided by each state, as well as federal subsidies, to the extent available.

Mexico’s Sistemas de Alerta Temprana (Early Warning Systems), consisting of a set of land, sea, air and space monitoring instruments, can timely disseminate meaningful warnings to the population through telecommunications equipment about possible life threatening natural disasters and other extreme events or hazards. These Early Warning Systems include the Servicio Sismológico Nacional (National Seismology System), Sistema de Alerta Sísmica Mexicano (Mexican Seismic Alert System), Sistema de Monitoreo del Volcán Popocatépetl (Popocateptl Volcano Monitoring System), Sistema de Alerta Temprana para Ciclones Tropicales (Early Warning Tropical Cyclone System), Sistema Nacional de Alerta de Tsunamis (National Tsunami Alert System), Sistema de Alerta Temprana de Incendios en México (Early Warning Wildfire System) and Servicio Meteorológico Nacional (National Meteorological System).

On October 30, 2019, the Centro Nacional de Prevención de Desastres (National Center for Disaster Prevention, or CENAPRED), presented the Guía para la Reducción del Riesgo Sísmico (Guide for Seismic Risk Reduction), which constitutes the preventive and preparedness component of the Government’s “Prevensismo” plan. The guide was designed to complement federal and local plans which respond and attend to seismic emergencies that impact Mexico.

THE ECONOMY

COVID-19

Since COVID-19 infections were first reported in December 2019, the COVID-19 crisis has had a significant impact on the global economy. The Mexican economy in 2020 was, and continues to be, adversely impacted and, if the crisis continues for an extended period of time beyond 2020, the Mexican economy may continue to be adversely impacted. For more information on the COVID-19 crisis, its economic impact and the key measures taken by the Government in reaction to the COVID-19 crisis, see “United Mexican States—COVID-19 Crisis” and “Recent Developments—COVID-19 Crisis.”

General

According to World Bank data, the Mexican economy, as measured by 2019 GDP (at current prices in U.S. dollars), is the fifteenth largest in the world. The Mexican economy had a real GDP of Ps. 16,984.8 billion in 2020 and an decrease in GDP of Ps. 762.4 billion between 2016 and 2020, an annual average decrease of 1.0% each year.

The Programa Especial para Productividad y Competitividad 2020-2024 (Special Program for Productivity and Competitiveness 2020-2024) was published in the Diario Oficial de la Federación (Official Gazette) on December 31, 2020. The program is aimed at boosting productivity, development and growth, through greater financial inclusivity, infrastructure development, greater inclusion of women and youths in labor, boosting corporate competition and promoting the rule of law, among other means. The program has specific goals and measurement parameters to evaluate compliance and successful implementation and is mandatory for all government agencies, units and entities of the Federal Public Administration.

The Role of the Government in the Economy; Privatization

Over the past several decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures include: (1) constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to engage in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; (4) civil aviation legislation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico; and (5) constitutional amendments and legislation allowing the Government to permit private sector participation in oil extraction and the production and distribution of electricity.

As of December 31, 2020, there were 299 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government); (2) organismos descentralizados (decentralized instrumentalities); (3) fideicomisos públicos (public trusts); and (4) empresas productivas del estado (productive state-owned companies), including their empresas productivas subsidiarias (productive state-owned subsidiaries). Majority-owned enterprises include banking development institutions, such as the Banco del Bienestar, S.N.C. (Bank of Wellbeing), an institution that promotes savings, use and promotion of technological innovation and financial and gender inclusion to individuals and companies that have limited access to credit. The decentralized instrumentalities are independent legal entities that generally have technical, operational, budgetary and managerial autonomy, such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and provide solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system. Public trusts are public entities created to provide a public good or right in the service of a defined objective, such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life. Productive state-owned companies are companies that are entirely owned by the Government. Mexico’s productive state-owned companies are PEMEX, which, through its productive state-owned subsidiaries, engages in the exploration, production, industrial transformation, logistics and marketing of hydrocarbons, and CFE, which, through its productive state-owned subsidiaries, promotes the efficient operation of the electricity sector and open access to the Red Nacional de Transmisión (National Transmission Network) and Redes Generales de Distribución (General Distribution Networks).

During recent years, Congress has adopted a series of laws that increase the scope of private and foreign participation in key sectors of the Mexican economy. For example, FONADIN serves as the financial platform for developing infrastructure projects with the participation of the public and private sectors. In addition, under the Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), the Government prioritizes the use of public tender processes for the award of purchase, lease and service contracts. For more information on measures to increase the scope of foreign and private participation in the petroleum and petrochemicals and electric power sectors of the economy, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power.”

The Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family) aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 28 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2016		2017		2018(2)		2019(2)		2020(2)
GDP	Ps.	17,747.2	Ps.	18,122.3	Ps.	18,520.0	Ps.	18,509.9	Ps.	16,984.8
Add: Imports of goods and services		6,096.8		6,484.6		6,901.5		6,851.3		5,839.7

Total supply of goods and services		23,844.0		24,606.8		25,421.6		25,361.2		22,824.6
Less: Exports of goods and services		6,121.9		6,376.7		6,759.5		6,859.4		6,359.7

Total goods and services available for domestic expenditure	Ps.	17,722.1	Ps.	18,230.1	Ps.	18,662.0	Ps.	18,501.8	Ps.	16,464.9
Allocation of total goods and services:
Private consumption		11,764.2		12,139.3		12,446.6		12,522.1		11,220.0
Public consumption		2,128.9		2,143.1		2,204.3		2,175.5		2,225.5
Total consumption		13,893.2		14,282.3		14,650.8		14,697.5		13,445.5

Total gross fixed investment		3,760.7		3,716.4		3,750.6		3,577.8		2,927.2
Changes in inventory		146.4		143.0		127.3		78.0		70.1

Total domestic expenditures	Ps.	17,800.2	Ps.	18,141.7	Ps.	18,528.7	Ps.	18,353.4	Ps.	16,442.8

Errors and Omissions		(78.1)		88.4		133.3		148.4		22.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 29 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	2016	2017	2018(1)	2019(1)	2020(1)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	34.4	35.8	37.3	37.0	34.4

Total supply of goods and services	134.4	135.8	137.3	137.0	134.4
Less: Exports of goods and services	34.5	35.2	36.5	37.1	37.4

Total goods and services available for domestic expenditures	99.9%	100.6%	100.8%	100.0%	96.9%
Allocation of total goods and services:
Private consumption	66.3%	67.0%	67.2%	67.7%	66.1%
Public consumption	12.0	11.8	11.9	11.8	13.1

Total consumption	78.3	78.8	79.1	79.4	79.2
Total gross fixed investment	21.2	20.5	20.3	19.3	17.2
Changes in inventory	0.8	0.8	0.7	0.4	0.4

Total domestic expenditures	100.3%	100.1%	100.0%	99.2%	96.8%

Errors and Omissions	(0.4)%	0.5%	0.7%	0.8%	0.1%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 30 – Real GDP by Sector

(In Billions of Pesos)(1)

	2016		2017		2018(2)		2019(2)		2020(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	560.1	Ps.	579.0	Ps.	592.1	Ps.	593.8	Ps.	605.3
Secondary Activities:
Mining		1,034.8		949.0		897.0		857.6		848.0
Utilities		268.7		267.6		287.7		285.9		270.8
Construction		1,288.9		1,284.4		1,290.0		1,223.5		1,012.7
Manufacturing		2,801.9		2,880.0		2,933.1		2,950.5		2,654.5
Tertiary Activities:
Wholesale and retail trade		3,045.2		3,153.0		3,250.1		3,232.6		2,933.4
Transportation and warehousing		1,122.7		1,164.3		1,201.4		1,202.0		956.5
Information		481.2		527.8		556.1		576.0		561.3
Finance and insurance		793.9		840.3		881.9		900.6		870.4
Real estate, rental and leasing		1,978.5		2,004.3		2,038.4		2,064.1		2,058.6
Professional, scientific and technical services		343.7		342.3		348.8		348.5		325.9
Management of companies and enterprises		101.9		103.3		109.7		108.5		100.5
Administrative and support and waste management and remediation services		588.6		635.8		664.7		695.6		693.9
Education services		673.5		681.4		684.9		688.4		660.1
Health care and social assistance		376.4		381.6		393.0		398.6		405.5
Arts, entertainment and recreation		75.1		76.3		78.0		77.4		35.6
Accommodation and food services		385.0		397.0		405.7		410.3		231.3
Other services (except public administration)		361.6		360.2		362.9		365.7		312.1
Public administration		700.9		702.4		725.8		711.2		727.2

Gross value added at basic values		16,982.6		17,329.8		17,701.3		17,690.7		16,263.4
Taxes on products, net of subsidies		764.7		792.5		818.8		819.3		721.4

GDP	Ps.	17,747.2	Ps.	18,122.3	Ps.	18,520.0	Ps.	18,509.9	Ps.	16,984.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 31 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2016	2017	2018(2)	2019(2)	2020(2)
GDP (constant 2013 prices)	2.6%	2.1%	2.2%	(0.1)%	(8.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	3.5	3.4	2.3	0.3	1.9
Secondary Activities:
Mining	(4.3)	(8.3)	(5.6)	(4.4)	(1.1)
Utilities	0.1	(0.4)	7.5	(0.6)	(5.3)
Construction	1.6	(0.4)	0.4	(5.2)	(17.2)
Manufacturing	1.6	2.8	1.9	0.6	(10.0)
Tertiary Activities:
Wholesale and retail trade	2.8	3.5	3.1	(0.5)	(9.3)
Transportation and warehousing	3.0	3.7	3.2	0.0	(20.4)
Information	17.0	9.7	5.4	3.6	(2.6)
Finance and insurance	12.2	5.8	5.0	2.1	(3.4)
Real estate, rental and leasing	2.0	1.3	1.7	1.3	(0.3)
Professional, scientific and technical services	3.6	(0.4)	1.9	(0.1)	(6.5)
Management of companies and enterprises	(1.2)	1.4	6.2	(1.1)	(7.4)
Administrative support, waste management and remediation services	1.7	8.0	4.5	4.6	(0.2)
Education services	1.0	1.2	0.5	0.5	(4.1)
Health care and social assistance	2.8	1.4	3.0	1.4	1.7
Arts, entertainment and recreation	3.7	1.6	1.1	(0.8)	(54.0)
Accommodation and food services	2.6	3.1	2.2	1.1	(43.6)
Other services (except public administration)	2.1	(0.4)	1.1	0.8	(14.7)
Public administration	0.1	0.2	3.3	(2.0)	2.2

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Through early 2016, the world economy expanded weakly, with continuous downward adjustments in growth expectations, due to recurrent episodes of volatility in financial markets, a persistent downward trend in oil prices and a high degree of uncertainty regarding the timing and the pace of U.S. monetary policy normalization. Economic activity strengthened throughout 2017, with upward revisions to the projected growth for the euro area, Japan, emerging Asia, emerging Europe and Russia compensating for downward adjustments to the projected growth of the United States and the United Kingdom. However, growth remained weak in many countries and commodity exporters were adversely affected by a reduction in their foreign earnings. During 2018, the global economy continued to expand, but at a slower pace due to idiosyncratic factors such as new fuel emission standards in Germany and natural disasters in Japan that weighed on the activity of large economies, as well as a weakening of financial market sentiment and increased trade policy uncertainty. During 2018, global trade slowed below 2017 averages. Global economic growth and activity continued to slow in 2019. In particular, the fourth quarter of 2019 reflected the uncertain effects of global trade tensions and geopolitics, including the escalation of tensions between the United States and Iran. In 2020, the outbreak of the COVID-19 pandemic drastically affected the trade, manufacturing and investment sectors of some of the world’s main economies. During the first half of 2020, internal measures to combat the spread of COVID-19, such as restrictions on non-essential economic activities and social mobility, and steep drops in oil exports and prices, led to a deterioration in foreign market conditions and a weaker, volatile world economy. In the third quarter of 2020, as restrictions on economic activities and social mobility were eased, economic activity began to slowly recover. World economic activity continued this gradual recovery until the end of the fourth quarter of 2020, with varying levels of recovery across countries and sectors. Globally, additional COVID-19 outbreaks and the imposition of new lockdown measures affected the recovery of economic activity throughout 2020. However, while the services sector suffered the most due to lockdown measures, by the end of 2020 international trade and global industrial production continued to expand.

In the context of international economic environment deterioration, Mexico’s domestic economy grew at a moderate pace in early 2016. However, throughout 2016 the external environment faced by the Mexican economy led to high volatility, primarily as a result of continued uncertainty as to the process of the monetary policy normalization in the United States and the November 2016 U.S. elections. The resulting adjustment in portfolios in international financial markets strongly impacted the domestic markets, leading to a drop in asset prices. During the fourth quarter of 2016, productive activity continued to expand, although at a lower rate than the previous quarter. In particular, external demand and private consumption both maintained a positive trend.

In 2017, the Mexican economy decelerated from the growth observed in the three previous years. In the last quarter of 2017, the Mexican economy registered a significant expansion caused mainly by the performance of the services sector. Exports continued performing strongly and private consumption continued to show an upward trend. In contrast, weakness in investment persisted. Overall, Mexico’s GDP increased by 2.1% in real terms during 2017, as compared to 2016. This increase was due to the growth in the financial sector and in information-related activities. For information on inflation in Mexico, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Following the downward trend of 2017, the Mexican economy continued to decelerate in 2018, mainly due to lower industrial activity, a decrease in oil exports and a negative trend in investment. In particular, investment was affected by a drop in construction and production of machinery, global economic slowdown and a greater level of uncertainty regarding policies to be implemented by the new administration. In 2019, the Mexican economy continued to observe a negative trend, as decreases in private consumption, declines in oil and manufacturing exports and weak gross fixed investment stagnated economic activity.

According to preliminary figures, Mexico’s GDP decreased by 8.2% in real terms during 2020, reflecting the negative economic effects due to the COVID-19 pandemic and months of restrictions on production and mobility implemented in certain states. However, the third quarter of 2020 saw a reactivation of economic activity, which continued into the fourth quarter of 2020, although at a more moderate pace. Economic activity again weakened at the end of 2020. Projections for Mexico’s economic performance for 2021 and beyond have been adjusted downwards, and further adjustment of the projections remains possible. The economic impacts of the COVID-19 pandemic are coupled with existing, persistent low levels of investment, which are also expected to contribute to economic contraction.

For more information on the impact of the COVID-19 pandemic on projections for Mexico’s economic growth and GDP, see “Recent Developments—The Economy.”

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies have produced structural changes in the economy that generate underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant underemployment problem is likely to continue to be an important challenge. As of December 31, 2020, the number of workers covered by IMSS, which is an indicator of employment in the “formal” sector of the economy, was 19.8 million, a decrease of 3.2% from the level recorded at the end of 2019. IMSS provides medical benefits and pensions for retired employees.

Under the USMCA, Mexico is committed to reforming its labor system. The reforms are underway and are expected to include a new labor justice system with specialized courts intended to expedite resolution of labor conflicts and more democratic processes around union-related voting as well as new processes to ensure better gender equality, transparency and accountability in union directives and collective bargaining. In addition, on November 18, 2020, the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), an entity that is responsible for keeping records of unions and collective contracts at the national level, monitoring the interests and rights of workers and incorporating gender and human rights perspectives into management, promotion and compensation mechanisms in the public sector, began operating in seven states. In 2021, fourteen new entities are expected to join this labor justice system. For more information about the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional.”

As part of continued efforts to incorporate gender and human rights into employment protections under Mexican law, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration), published on January 6, 2020, is intended to outline the organization and responsibilities of the Federal Center for Labor Conciliation and Registration. The Decreto por el que se aprueba el Convenio 189 sobre el Trabajo Decente para las Trabajadoras y los Trabajadores Domésticos (Decree Approving Convention 189 on Decent Work for Domestic Workers), also ratified in January 2020, outlines standards adopted by the International Labor Organization in 2011 that aim to improve the working and living conditions of domestic workers.

Reforms to the Federal Labor Law, Código Fiscal de la Federación (Federal Fiscal Code), Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute Law), Ley del Impuesto Sobre la Renta (Income Tax Law) and Ley del Impuesto al Valor Agregado (Value-Added Tax Law), passed in November 2020, intend to provide more employment protections to workers and provide, among other things, that companies may not subcontract workers unless the workers perform special services that are not part of the company’s main social objective or economic activity.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “United Mexican States–COVID-19 Crisis.”

According to preliminary open unemployment rate figures, Mexico’s open unemployment rate was 4.6% as of December 31, 2020, a 1.2 percentage point increase from the rate registered at December 31, 2019. As of December 31, 2020, the economically active population in Mexico fifteen years of age and older consisted of 56 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2020.

Table No. 32 – Unemployed Population by Age and Gender

	Total(1)%		Men(1)%		Women(1)%
Total	2,549.5	100.0%	1,618.7	100.0%	930.7	100.0%
15-24 years	740.8	29.1%	462.1	28.5%	278.6	29.9%
25-44 years	1,205.1	47.3%	721.1	44.5%	484.0	52.0%
45-64 years	561.3	22.0%	400.2	24.7%	161.0	17.3%
65+ years	40.8	1.6%	35.0	2.2%	5.8	0.6%
Unspecified	1.6	0.1%	0.3	0.0%	1.3	0.1%

(1)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2020, according to preliminary figures.

Table No. 33 – Economically Active Population by Sector

Percentage
Services	43.2%
Commerce	22.3%
Manufacturing	12.6%
Agriculture	11.0%
Construction	10.2%
Other	0.1%
Unspecified	0.4%

Source: INEGI and National Population Council.

The table below sets forth underemployment as a percentage of the active population for the periods indicated.

Table No. 34 – Underemployment as Percentage of Active Population

Percentage
2016	6.0%
2017	6.4%
2018	6.6%
2019	7.0%
2020	14.2%

Source: INEGI and National Population Council.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. For example, the Programa de Capacitación a Distancia para Trabajadore (Distance Training Program for Workers, or PROCADIST), a free online platform created by the Ministry of Labor and Social Security, offers training courses for workers to help them improve their skills and productivity.

In 2019, the Government initiated the Jóvenes Construyendo el Futuro (Youth Building the Future) program, which connects eighteen to twenty-nine-year olds, as apprentices, who are not studying or working with companies, workshops, institutions or businesses, as tutors. The apprentices train to increase their employability for up to one year while receiving monthly financial support and medical insurance. The program prioritizes applicants who come from largely indigenous populations in order to provide them with better opportunities for the future.

Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2020, nine strikes affected the sectors regulated under federal jurisdiction.

In connection with the commitments undertaken by signing the USMCA and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Federal Labor Law with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers. On November 7, 2019, the Government published the International Labor Organization Convention 98 in the Official Gazette, and the decree took effect on November 23, 2019.

Social Security Laws

The Ley del Seguro Social (Social Security Law) and the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) require employers (including government entity employers) to deposit an amount equal to 2% of each worker’s base salary to an account that is opened for withdrawals in the event of such worker’s retirement or permanent disability. The Social Security Law and the Ley de Sistema de Ahorro para el Retiro (Law of Pension System) were amended on December 16, 2020 (i) to increase retirement contributions made by employers, (ii) to reduce the number of weeks of contribution required to achieve the right to a guaranteed pension, (iii) to increase the amount of the guaranteed pension and (iv) to limit the fees charged by retirement fund administrators to an average of fees charged in certain other countries.

In accordance with the ISSSTE Law, federal employees are required to join a fully funded pension system created by the law. Federal employees working prior to the enactment of the ISSSTE Law in 2007 may choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system aims to help the Government address the difficult financial situations of healthcare and pension systems for federal employees and of the ISSSTE. The ISSSTE Law is designed to reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means of contributing to economic growth and social welfare by increasing domestic savings, in particular long-term savings.

The ISSSTE Law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

The Federal Labor Law and the Social Security Law were amended in 2019 to provide better protection for the labor rights of domestic workers, including a broader definition of the work considered as domestic labor and an obligation of employers to enroll domestic employees in IMSS, pay the corresponding fees and enter into a proper written contract with domestic employees. These amendments will become fully effective six months after the completion of a pilot program, phase one of which began in April 2019, followed by phase two which started in August 2020. The Social Security Law was further amended in November 2020 as part of the reforms discussed above under “Employment and Labor—Employment.”

Pension and Housing Funds

AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. The independent retirement accounts of each worker are managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Although investments in AFORES by foreign financial institutions are permitted, Mexican persons must own a majority of the outstanding shares of each AFORES entity. No single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

According to preliminary figures, as of December 31, 2020, 68.2 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2020, the assets managed by AFORES totaled Ps. 4,722.3 billion.

The Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) has established general provisions for the investment regime applicable to investment companies specialized in retirement funds. These provisions include a list of countries eligible for such investments, considering the safety and development of their markets. On August 22, 2019, the governing board of CONSAR agreed to increase worker pensions and to help workers maximize their retirement savings by gradually reducing commissions to internationally competitive levels, with reference to international standards through benchmarking activities.

In November 2018, certain regulatory amendments and supplements were adopted with the purpose of strengthening Mexico’s retirement savings system. The amendments, among others: (i) permit workers to select the SIEFORE in which their savings will be invested, (ii) promote the inclusion by AFORES of environmental, social and governance guidelines in their investment strategies and the implementation by AFORES of risk administration policies, (iii) strengthen regulations relating to ethics codes and best practices for officers of AFORES and (iv) simplify documentation provided to workers with the relevant information regarding the management of their funds.

INFONAVIT

INFONAVIT, which was created in 1972, administers housing programs for workers and addresses the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2020, INFONAVIT’s total equity amounted to Ps. 265.8 billion, an increase of 8.9% as compared to December 31, 2019. Also as of December 31, 2020, INFONAVIT’s total loan portfolio was Ps. 1,258.4 billion, an increase of 0.6% as compared to December 31, 2019. For additional information regarding INFONAVIT, see “Public Finance—Revenues and Expenditures—Health and Labor, Education and Other Social Welfare Expenditures—Other.”

Pension and Housing Fund Totals

As of December 31, 2020, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 6,393.7 billion. This figure includes transfers from the pension sub accounts established with banks under the prior social security laws, as well as direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2020, Ps. 6,098.7 billion was deposited in the pension and housing funds, of which Ps. 4,585.3 billion corresponded to deposits made to workers’ retirement sub accounts and Ps. 1,513.4 billion corresponded to deposits made to workers’ housing sub accounts.

Wages

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. On December 20, 2018, President López Obrador, along with authorities from the Ministry of Labor and Social Security and the National Minimum Wage Commission, announced a new policy for determining the minimum wage. Under the policy that went into effect on January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. As of December 30, 2020, the minimum wages were Ps. 185.56 per day for municipalities in the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, an increase of 5.0% and 20.0%, respectively, from the applicable minimum wage in effect from January 1, 2019 to January 1, 2020.

For a table comparing minimum wage increases and changes in price indices, see “Financial System—Money Supply and Savings—Inflation,” and for more recent information on the minimum wage in Mexico, see “Recent Developments—The Economy—Employment and Labor.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power. In 2020, the services sector represented 64.0% of GDP and 65.6% of the workforce, followed by the industrial sector, which represented 28.2% of GDP and 23.0% of the workforce, and the primary sector, which represented 3.6% of GDP and 11.0% of the workforce.

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak affected various sectors and the overall performance of Mexico’s economy, and the economic impact was felt across all sectors. For more information on the effect of the economic slowdown attributable to the COVID-19 outbreak on various sectors and the overall performance of Mexico’s economy, see “Recent Developments—COVID-19 Crisis” and “Recent Developments—The Economy.”

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead and (2) its common border with the United States, its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

From 2016 to 2019, Mexico’s total industrial manufacturing output increased significantly. The expansion was primarily due to an increase in the manufacturing of primary metals and in the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth.

Overall in 2020, manufacturing production performed worse than in 2019. The decline in manufacturing production was in the context of an overall decline in Mexico’s economy due to the negative effects of the COVID-19 pandemic, including operating restrictions on non-essential industries, reduced operational capacity, disrupted transportation networks and supply chains and mandatory lockdowns to contain subsequent waves of infections.

As of April 10 and September 20, 2019, there are new tariffs covering the import and export of certain common raw materials and products in the manufacturing sector.

In December 2020, several laws relating to manufacturing, the maquila industry and imports and exports were enacted, which, among other things, harmonized prior import and export laws with the USMCA and established new tariffs covering certain manufacturing goods.

The following table presents the value of industrial manufacturing output in pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 35 – Industrial Manufacturing Output by Sector

	2016	2017	2018(1)	2019(1)	2020(1)	2019(1)	2020(1)
	(in billions of pesos)(2)					(% of total)(3)
Food	Ps. 639.8	Ps. 656.2	Ps. 675.2	Ps. 690.8	Ps. 687.3	23.4%	25.9%
Beverage and tobacco products	157.5	162.4	169.8	175.2	160.9	5.9%	6.1%
Textile mills	26.7	26.1	26.7	25.6	17.8	0.9%	0.7%
Textile product mills	14.7	13.2	14.2	13.6	11.8	0.5%	0.4%
Apparel	59.7	60.0	60.9	58.9	38.5	2.0%	1.5%
Leather and allied products	23.0	22.8	22.5	22.0	14.5	0.7%	0.5%
Wood products	24.5	25.1	24.6	24.7	21.2	0.8%	0.8%
Paper	51.6	53.3	54.4	54.3	51.5	1.8%	1.9%
Printing and related support activities	19.3	19.5	20.2	18.4	15.3	0.6%	0.6%
Petroleum and coal products	59.4	48.7	40.5	39.5	35.9	1.3%	1.4%
Chemicals	249.0	240.0	235.0	229.7	218.7	7.8%	8.2%
Plastics and rubber products	81.0	82.6	85.0	82.8	74.8	2.8%	2.8%
Nonmetallic mineral products	73.3	75.5	75.3	75.1	69.3	2.5%	2.6%
Primary metals	184.9	183.9	180.2	175.9	160.1	6.0%	6.0%
Fabricated metal products	97.6	95.0	93.5	96.1	86.3	3.3%	3.2%
Machinery	106.8	116.0	120.1	117.9	98.1	4.0%	3.7%
Computers and electronic products	223.8	233.6	233.0	244.4	229.6	8.3%	8.6%
Electrical equipment, appliances and components	86.9	88.2	89.3	88.3	87.5	3.0%	3.3%
Transportation equipment	527.3	581.4	611.0	619.1	489.4	21.0%	18.4%
Furniture and related products	32.1	30.3	31.7	30.7	25.3	1.0%	1.0%
Miscellaneous	63.1	66.2	70.9	67.5	60.6	2.3%	2.3%

Total	Ps. 2,801.9	Ps. 2,880.0	Ps. 2,935.1	Ps. 2,950.5	Ps. 2,654.5	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2013.
(3)	Percent change reflects differential in constant 2013 pesos.

Source: Banco de México.

During 2020, overall production of petroleum and coal products experienced an 8.9% decrease as compared to 2019. The decrease in overall production of petroleum and coal products was in the context of an overall decline in Mexico’s economy due to the negative effects of the COVID-19 pandemic, including operating restrictions on non-essential industries, reduced operational capacity, disrupted transportation networks and supply chains and mandatory lockdowns to contain subsequent waves of infections.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 36 – Industrial Manufacturing Output Differential by Sector(1)

	2016	2017	2018(2)	2019(2)	2020(2)
Food	3.3%	2.6%	2.9%	2.3%	(0.5)%
Beverage and tobacco products	7.5	3.1	4.5	3.3	(8.1)
Textile mills	0.4	(2.3)	2.4	(4.1)	(30.5)
Textile product mills	3.9	(10.2)	7.8	(3.7)	(13.9)
Apparel	(1.1)	0.5	1.5	(3.2)	(34.6)
Leather and allied products	(2.8)	(0.6)	(1.3)	(2.3)	(34.4)
Wood products	(1.3)	2.4	(1.9)	0.5	(14.1)
Paper	4.4	3.3	2.1	(0.1)	(5.1)
Printing and related support activities	2.3	1.2	3.4	(9.0)	(16.9)
Petroleum and coal products	(13.4)	(18.1)	(16.7)	(2.6)	(8.9)
Chemicals	(2.9)	(3.6)	(2.1)	(2.2)	(4.8)
Plastics and rubber products	5.7	1.9	3.0	(2.6)	(9.7)
Nonmetallic mineral products	0.8	2.9	0.0	(0.2)	(7.7)
Primary metals	1.4	(0.6)	(2.0)	(2.4)	(9.0)
Fabricated metal products	0.1	(2.6)	(1.6)	2.8	(10.2)
Machinery	0.2	8.6	3.5	(1.7)	(16.8)
Computers and electronic products	1.4	4.4	(0.2)	5.1	(6.1)
Electrical equipment, appliances and components	4.2	1.5	1.3	(1.1)	(0.9)
Transportation equipment	1.1	10.3	5.3	1.3	(20.9)
Furniture and related products	(2.9)	(5.5)	4.6	(3.2)	(17.5)
Miscellaneous	12.5	4.9	7.1	(4.8)	(10.1)

Total expansion/contraction	1.6	2.8	1.9	0.6	(10.0)

(1)	Percent change against prior years. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

Legal Framework and Energy Reform

The Programa Sectorial de Energía 2020-2024 (Energy Sector Program 2020-2024) establishes the Government’s priority objectives, strategies and actions with respect to the energy sector to accomplish in the five year period. The Ministry of Energy leads the efforts to implement the Energy Sector Program, coordinating with state-owned companies, decentralized administrative bodies, parastatal entities and regulatory bodies.

The Ley de Hidrocarburos (Hydrocarbons Law) and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) regulate activities ranging from the exploration, extraction and refining to the distribution, storage, sales and marketing of hydrocarbons and allow Mexican and non-Mexican investors to participate in the bidding process for the exploration, production and transportation of oil and gas. These laws allow the Government to assign oil and gas exploration and extraction activities to private oil and gas companies, in addition to PEMEX, which was reorganized into a productive state-owned entity through the constitutional energy reform approved in 2013. Regulations effected in December 2020 with respect to the permitting process involved in the importing and exporting of fuels and nuclear materials in Mexico are intended to combat tax evasion, customs fraud and smuggling with respect to hydrocarbons and adapt to the current flow of international trade.

As of December 31, 2020, PEMEX remains the largest participant in the industry.

Since January 1, 2016, private companies have been able to own gasoline and diesel service stations that do not have to be a franchise of PEMEX. Private companies are now also able to import gasoline and diesel.

On December 1, 2017, the Ministry of Energy announced that about 19% of the service stations throughout Mexico are no longer PEMEX franchises but rather other national and foreign brands, with an addition of approximately thirty new brands in less than a year. With the increase in the number of fuel brands across Mexico, it is expected that the petroleum and petrochemicals industry will invest close to U.S.$4 billion in new infrastructure in the areas of storage and pipeline and railway transportation in the next few years.

The number of retail service stations owned or franchised by PEMEX decreased by 13.1% in 2020 as compared to the prior year, mainly due to increased competition in the open market. In 2020, PEMEX supplied oil products to 3,995 retail service stations in Mexico not owned or franchised by PEMEX.

As of December 2020, 64% of all gas stations still operated under the PEMEX franchise format, and they were supplied by PEMEX’s subsidiary, Pemex Transformación Industrial (Pemex Industrial Transformation). The other 36% of service stations operated under brand names other than PEMEX with two business models: (1) those that sell PEMEX products and (2) those that sell products of different brands imported by agents other than PEMEX. Only 27.6% of imported gasoline is imported by agents other than PEMEX.

Following the Government’s gradual removal of price controls on gasoline and diesel in 2017, domestic fuel prices are now fully liberalized and are largely determined by the market. However, the CRE reserves the right to intervene, and PEMEX’s sale prices are subject to potential future regulations by the CRE until the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) determines that there is effective competition in the wholesale market.

Public Bidding

The energy reform outlined a multi-round process for opening Mexico’s petroleum and petrochemicals sector to public bidding and participation. Round Zero determined the initial allocation of PEMEX’s rights to continue carrying out exploration and production activities in Mexico and culminated in the Ministry of Energy granting PEMEX the right to continue exploring and developing areas containing, in the aggregate, 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas.

Subsequently, Round One subjected the areas not assigned to PEMEX in Round Zero to bidding by PEMEX and other companies, subject to certain requirements, and, in Round Two, the National Hydrocarbons Commission received bids for the right to carry out exploration and development in Mexico’s shallow waters, land and deep sea. Round Two included four bidding sessions, during which PEMEX won bids, in consortium with international companies, for six of sixty-eight total “blocks” offered.

On March 27, 2018, following the first bidding session of Round Three, PEMEX won seven of the eleven concession contracts it sought for the exploration and production of hydrocarbons in shallow waters of the Gulf of Mexico granted by the Ministry of Energy and the National Hydrocarbons Commission. The Government estimates that it will receive between 72% and 78% of the profits from the granted concessions. On December 11, 2018, the National Hydrocarbons Commission announced the cancellation of Round Three’s two remaining bidding sessions at the request of the Ministry of Energy, with the purpose of evaluating the results and progress under the existing hydrocarbon exploration and extraction contracts derived from previous bidding rounds.

Additionally, on June 13, 2019, the Government announced the suspension of bidding rounds for new third party assignments of oil, natural gas and mineral interests, or “farm-outs”, to provide an opportunity to evaluate the performance of existing farm-outs. The existing farm-outs will continue to operate in accordance with the terms and conditions of their respective contracts. The Government will use the results of such evaluation to determine whether to pursue farm-outs in the future.

The Ministry of Energy, in coordination with National Hydrocarbons Commission, approved the Plan Quinquenal de Licitaciones para la Exploración y Extracción de Hidrocarburos 2020-2024 (Five-Year Tender Plan for the Exploration and Extraction of Hydrocarbons 2020-2024, or Plan Quinquenal) on October 28, 2020 and a second Plan Quinquenal de Expansión del Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural 2020-2024 (Five-Year Expansion Plan for the Integrated National Natural Gas Transportation and Storage System 2020-2024) on November 5, 2020. The first Five-Year Plan identifies a total of 155,322 square kilometers of hydrocarbon exploration and extraction areas that are available for contractual bidding and includes total prospective resources of 12,645 million barrels of crude oil equivalent, excluding the resources that have already been awarded to PEMEX and to other exploration and extraction contracts. The second Five-Year Plan identifies infrastructure needs required to meet Mexico’s long-term demand for natural gas, which will be integrated with projects developed in the coming years to transport and store natural gas, along with other strategic and social projects that the Ministry of Energy determines necessary.

PEMEX

PEMEX is the largest company in Mexico, and its subsidiary entities include the eleventh-largest crude oil producer in the world and the twentieth-largest oil and gas company in the world based on 2019 data. Its subsidiary entities are Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Logística (Pemex Logistics), Pemex Industrial Transformation and, prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers). Pemex Fertilizers was merged into Pemex Industrial Transformation as of January 1, 2021. PEMEX is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of PEMEX and its subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s activities are regulated primarily by the Constitution, the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law).

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden is intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

On July 16, 2019, the board of directors of PEMEX unanimously approved the 2019-2023 business plan for PEMEX and its subsidiary entities and companies. This plan set forth a program for the modernization of PEMEX, aimed at making it more competitive and at securing its financial viability in the long term. In particular, throughout the term of this business plan, PEMEX proposed to, among others, maintain its current level of net indebtedness, accelerate the development of oil and gas reserves and increase hydrocarbons production, gradually expand refining capacity for fuel and petrochemicals and encourage the participation of the private sector in PEMEX’s business operations through service agreements.

On September 11, 2019, the Government announced a capital contribution to PEMEX in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce its overall indebtedness and manage the maturity profile of its debt by executing liability management transactions. On September 23, 2019, PEMEX repurchased U.S.$5,005 million aggregate principal amount of its outstanding securities with maturity dates between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. Pursuant to these exchange offers, on September 27, 2019, PEMEX issued U.S.$7,331,606,000 in aggregate principal amount of new securities, and on October 11, 2019, PEMEX issued U.S.$16,060,000 in aggregate principal amount of new securities. These exchange offers expired on October 9, 2019.

In addition, in December 2019 the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Profit-Sharing Duty, the most significant tax paid by PEMEX, by 11 percentage points in two incremental steps from 65% to 58% in 2020 then to 54% by 2021. This adjustment was expected to generate savings for PEMEX of Ps. 45.0 billion in 2020 and is expected to generate savings for PEMEX of Ps. 83.0 billion in 2021 to be used for investment. In December 2019, the Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022. Further, on April 21, 2020, the Government granted PEMEX an additional reduction in its tax burden via a tax credit applicable to the Profit-Sharing Duty of up to Ps. 65.0 billion for 2020. This reduction in PEMEX’s tax burden is incremental to the reduction in the Profit-Sharing Duty resulting from the decrease of the rate from 65% to 58% in 2020.

Recent information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on May 17, 2021, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report. For more information on recent measures taken by the Government to support PEMEX, see “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

PEMEX’s business operations are considered a strategic area as defined in Articles 27 and 28 of the Constitution, and during the COVID-19 national emergency in 2020, PEMEX continued to operate. PEMEX reduced its workforce, implemented alternating shifts, allowed a portion of its workforce to work remotely and implemented additional cleaning to disinfect its facilities.

Performance

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

Crude oil exports increased in volume by 1.5% in 2020, from 1,103.3 thousand barrels per day in 2019 to 1,119.9 thousand barrels per day in 2020. During 2020, PEMEX sold 601.7 thousand barrels per day of its crude oil in the domestic market in the form of refined products, and it exported the remainder of the crude oil. Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$23.4 billion per year between 2016 and 2019 and were U.S.$16.2 billion in 2020.

As of December 31, 2020, P.M.I. Comercio Internacional, S.A. de C.V., the company that manages international crude oil product imports and exports for PEMEX, had nineteen customers in five countries. Among these countries, in 2020, 58.9% of PEMEX’s crude oil exports were to customers in the United States and Canada. Since 2014, as a result of the increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. In the first half of 2020, the price of crude oil was exceptionally volatile due to measures taken by numerous governments to combat the spread of the COVID-19 pandemic. The cancellation of commercial flights, the full or partial closing of many borders for travel and the constraints on the supply of goods and services resulted in unprecedented worldwide oil demand shock and massive sell-offs in the global markets amid a significant crude surplus. On April 12, 2020, OPEC and other non-OPEC oil exporting countries, including Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, Mexico agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. As of December 2020, the OPEC Reference Basket (ORB) stood at U.S.$49.17 per barrel, while the annual average was U.S.$41.47 per barrel, the lowest yearly average since 2016.

PEMEX imported 853.1 million cubic feet per day of natural gas in 2020, a decrease of 11.7% from the 965.9 million cubic feet per day imported in 2019, and exported 1.0 million cubic feet per day of natural gas in 2020, a decrease of 23.1% as compared to natural gas exports in 2019 of 1.3 million cubic feet per day. According to a report published by OPEC on January 14, 2021, oil production in Mexico for 2021 is forecast to decline by 0.01 million barrels per day, to an average of 1.91 million barrels per day due to declines in oil production from mature oil fields outpacing oil production from new projects.

The Government announced on January 30, 2020 that it would carry out twenty-one construction projects to double the hydrocarbon storage capacity of port terminals. Twelve of these projects will be implemented in the Mexican Gulf to increase storage capacity up to thirteen million barrels and nine will be implemented in the Pacific Ocean to increase storage capacity up to eight million barrels. Fifteen out of the twenty-one projects have already been authorized.

CFE announced on January 31, 2020 that it would begin construction of the Gasoducto Cuxtal I (Cuxtal I Gas Pipeline), which will be 16 kilometers long and have an initial capacity of 240 million cubic feet per day. The Cuxtal I Gas Pipeline will increase the capacity of the Gasoducto Mayakan (Mayakan Gas Pipeline) in order to meet the demand for natural gas in the Yucatan peninsula and decrease generation costs.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta. Through the development of these areas, Mexico aims to use its tourism sector as a means of generating employment opportunities, capturing foreign currencies, stimulating economic development, promoting social well-being and improving the Mexican population’s quality of life.

The Consejo de Diplomacia Turística (Tourism Diplomacy Council), established by the Ministers of Foreign Affairs and Tourism in July 2019, was created to improve the competitiveness of the country’s tourism. The Tourism Diplomacy Council will recommend plans, designs and strategy implementation to promote Mexico internationally. Also in July 2019, the Consejo de Promoción Turística de México, S.A. de C.V. (Mexico Tourism Board), a majority-owned Government enterprise, was dissolved and the Secretaría de Turismo (Ministry of Tourism) assumed its responsibilities, which include promoting Mexico’s products, destinations, culture and activities in national and international markets.

Due to concerns surrounding the spread of COVID-19, on April 2, 2020, officials of the Ministry of Health instructed hotels to close for non-essential business. On May 20, 2020, the Ministry of Health and the Ministry of Tourism issued the Lineamiento Nacional para la Reapertura del Sector Turístico (National Guideline for the Reopening of the Tourism Sector), which provides recommendations for the tourism industry, including hotels, to implement personal hygiene and social distancing measures in order to gradually resume economic activities on June 1, 2020. For more information on the closure orders affecting the tourism and hotel industries, see “Recent Developments—The Economy—Principal Sectors of the Economy—Tourism.”

As part of the Acuerdo para la Reactivación Económica (Agreement for Economic Reactivation), the Government and the Consejo Coordinador Empresarial (Business Coordinating Council) agreed on a set of projects financed through private capital, which include the promotion of tourism. For more information on this agreement, see “—Transportation and Communications” below.

The Mexican tourism sector recorded a U.S.$7.4 billion surplus in the balance of payments in 2020, a 49.3% decrease from the U.S.$14.7 billion surplus recorded in 2019. Mexico’s tourism sector contracted in 2020, as set forth in the table below. The contraction of Mexico’s tourism sector was in the context of an overall decline in Mexico’s economy due to the negative effects of the COVID-19 pandemic, including mandatory lockdowns to contain infections, border closures and international travel restrictions imposed by the main economies around the world.

Table No. 37 – Tourism Revenues and Expenditures(1)

	2016		2017		2018		2019		2020
Revenues from international travelers(2)(3)	U.S.$	19.6	U.S.$	21.3	U.S.$	22.5	U.S.$	24.6	U.S.$	11.0
Revenues from tourists to the interior(2)	U.S.$	16.9	U.S.$	18.2	U.S.$	19.3	U.S.$	21.0	U.S.$	9.2
Average expenditure per tourist to the interior	U.S.$	819.1	U.S.$	809.4	U.S.$	826.4	U.S.$	885.8	U.S.$	843.8
Number of tourists to the interior (millions of people)		20.7		22.5		23.3		23.8		10.8
Expenditures by Mexican tourists abroad	U.S.$	6.6	U.S.$	7.0	U.S.$	7.6	U.S.$	6.4	U.S.$	2.0
Expenditures by Mexicans traveling abroad(3)	U.S.$	10.3	U.S.$	10.8	U.S.$	11.2	U.S.$	9.9	U.S.$	3.6

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Includes both tourists and visitors who enter and leave the country on the same day.
(3)	Includes both tourists and one-day visitors.

Agriculture

Agriculture Policy

The Government considers its agricultural sector to be a national priority and has various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units, (2) the expansion of the national irrigation system and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize the land ownership system. These efforts have fostered increased agricultural investment by permitting landowners to: (1) access new sources of capital, (2) transfer land to more efficient producers, subject to certain requirements and (3) make more efficient use of inputs. Increases in the productivity of the agricultural sector also generates employment opportunities for many farm workers outside of major urban areas. In August 2020, the Government published the Programa de Modernización del Catastro Rural Nacional (Program for the Modernization of the National Rural Cadaster, or PMCRN), which aims to strengthen oversight of land holdings and protect community property ownership rights through the modernization of the national rural land register.

The Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production, (2) maximizing the comparative advantages of the agricultural sector, (3) integrating the activities of rural environment production chains with the rest of the economy and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture, the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading) aims to enhance Mexican agricultural product exports and to reduce the competitive disadvantages facing Mexican agricultural producers. Support and Services for Agricultural Trading also operates and administers the Programa Producción para el Bienestar (Program for Welfare Production), which was previously referred to as Programa de Apoyos Directos al Campo (Direct Field Support Program, or PROCAMPO). This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments.

The Lineamientos de Operación del Programa Sembrando Vida (Operation Guidelines of the Sembrando Vida Program), established on January 24, 2019, encourage agricultural producers to establish agroforestry systems that can contribute to job generation, food self-sufficiency, improved incomes and quality of life and the reduction and repair of erosion. These guidelines include financial support as well as in-kind support, including plants, community nurseries, biofactories, technical support and ongoing training.

Performance

According to preliminary figures, the agricultural sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.6% of Mexico’s total GDP in 2020, compared to 3.2% of GDP in 2019. Agricultural output during 2020 increased by 1.9% as compared to 2019.

According to preliminary figures, approximately 12.7% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2020.

Along with Canada, Mexico is one of the largest agricultural trading partners of the United States. The main agricultural products exported in 2020 were vegetables, fruits and beverages, representing more than 61.0% of total agricultural exports.

Transportation and Communications

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. During 2020, the transportation and storage industry decreased by 20.4% in real terms.

Pursuant to the National Infrastructure Program 2014-2018, the Government authorized infrastructure expenditures of Ps. 1.2 trillion for the transportation and communications sector. In November 2019, the Government published the Acuerdo Nacional de Inversión en Infraestructura (National Infrastructure Investment Agreement), a tool to facilitate and accelerate the implementation of private-sector projects that contribute to Mexico’s growth and development. The goal of this tool will be to remove barriers preventing private-sector investment while ensuring these private investments adhere to legal frameworks and are supported by public agencies as well as federal and local governments.

On October 5, 2020, the Government and the Business Coordinating Council formalized the Agreement for Economic Reactivation, which includes a set of actions and infrastructure projects financed by private capital. The agreement includes thirty-nine projects in the communications, transportation, energy, water and environmental sectors, which translates into a total investment of Ps. 297.34 billion. The actions included in this agreement are: (i) the use of the USMCA to develop competitive national suppliers, attract investment and increase exports to the eastern coast of the United States, among other things, and (ii) the promotion of tourism, which includes the maintenance of roads, passenger trains, the rehabilitation and construction of airports and the strengthening of public security. On November 30, 2020, the Government and private sector entities announced a second agreement to promote infrastructure investment and boost economic recovery. This agreement contemplates twenty-nine new projects in the energy, communications and transportation, water, sanitation and environmental sectors, with a total investment of Ps. 228.6 billion.

Roads

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

According to preliminary figures, as of December 15, 2020, Mexico’s road network totaled an estimated 780,511 km, of which 174,779 km consisted of paved roads and 527,345 km consisted of toll expressways.

In December 2018, President López Obrador announced the Programa Nacional de Infraestructura Carretera 2018-2024 (National Highway Infrastructure Program 2018-2024). This program allocates priority for highway construction and maintenance to areas of Mexico that currently lack significant roads and highway infrastructure in order to encourage development. In 2020, the Government allocated Ps. 5.2 billion to improve the conditions of 146.8 kilometers of highway infrastructure.

In 2020, the Government continued to prioritize the maintenance of roads and highways, as well as the completion of unfinished infrastructure projects, investing Ps. 54.7 billion towards in-progress projects.

The Don-Nogales Station highway segment in Sonora will be approximately 1,300 kilometers in length and, as of September 2, 2019, was 98.6% completed. There were no material updates to the Don-Nogales highway segment in 2020.

The following table illustrates the development of Mexico’s road network for the periods indicated.

Table No. 38 – Development of Mexico’s Road Network

	2016	2017	2018	2019	2020(1)
Road network (total) (km)	393,473	398,149	407,958	750,691	780,511
Paved roads (km)	164,459	174,912	177,192	172,809	174,779
Expressways and toll roads (km)	9,818	10,362	10,614	10,698	10,767

(1)	Information is as of December 15, 2020.

Source: Instituto Mexicano del Transporte (Mexican Transportation Institute), INEGI and the Ministry of Labor and Social Security

Seaports

During 2020, the amount of cargo transported via Mexican seaports totaled 267 million tons, a 12.0% decrease as compared to 2019.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding these concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

As part of the National Development Plan, in 2019, the Government began the Plan de Desarrollo del Istmo de Tehuantepec (Isthmus of Tehuantepec Development Plan). The Isthmus of Tehuantepec Development Plan includes the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec), which was created on June 14, 2019 and is expected to begin operating by the end of the President’s six-year term. The Interoceanic Corridor of the Isthmus of Tehuantepec will consist of various modes of transport and an investment of Ps. 8 billion, in part for the rehabilitation of railroad tracks for cargo and passengers, the extension of the Salina Cruz-Coatzacoalcos road and the expansion and modernization of the Salina Cruz and Coatzacoalcos ports and the Salina Cruz and Minatitlán refineries. The Isthmus of Tehuantepec Development Plan includes a planned gas pipeline to supply domestic businesses and consumers. Along the Interoceanic Corridor of the Isthmus of Tehuantepec, economic zones will be created to attract private sector investments along with a guarantee of the supply of energy, water, digital connectivity and other basic inputs to meet the needs of companies and the working population.

During 2019, the Government announced a plan to expand the Port of Manzanillo in the Laguna de Cuyutlán, which will include the construction of four new terminals and, to protect the city and the environment, the construction of five water retention dams in the Punta de Agua stream and the modernization of a water treatment plant. On December 12, 2020, the Government announced that the port expansion will include connections with the Port of Cuyutlán through a tunnel, viaducts and highways, as well as a customs office, outer harbor and two cargo terminals on water and land. The total estimated cost for the construction of the two terminals, including complementary works, is Ps. 22,425 million.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. As of December 31, 2020, there were 77 airports in Mexico, of which 64 service both domestic and international flights. During 2020, the number of airline passengers on international and domestic flights to and from Mexico decreased by 52.6%, as compared to 2019, while the number of airline passengers on international flights to and from Mexico decreased by 58.5%, as compared to 2019.

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investments Commission). A concession granted by the Ministry of Communication and Transportation is required in order to operate, maintain and develop an airport. A Government-owned company operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport).

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), the new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6.0 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the notes and other related agreements, with the goal of providing the Government the flexibility to develop alternative airport infrastructure.

On March 11, 2019, President López Obrador announced that the saturation of NAICM will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico. The construction of the Santa Lucia General Felipe Ángeles airport began on October 17, 2019. The first stage of the construction is expected to be completed by October 17, 2021.

Railways

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico.

During 2020, Mexico’s railway system carried 120.4 million tons of freight, a 3.8% decrease as compared with 2019. Transportation of exports by train decreased by 4.3% from 22.3 million tons in 2019 to 21.3 million tons in 2020, while transportation of imports decreased by 4.7% from 66.0 million tons in 2019 to 62.9 million tons in 2020.

The Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) regulates, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged. No new concessions were made during 2019 and 2020.

The Government has also granted private sector companies the right to provide passenger railway transportation services and ownership rights in the terminal in the Valley of Mexico as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

The Ministry of Communication and Transportation announced in November 2017 the construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico. Construction was suspended from January 10, 2018 to April 24, 2018 due to litigation relating to compensation for land use rights. On December 12, 2019, the Ministry of Communication and Transportation resumed construction of the Interurban Train. The project is expected to be completed and operational by December 2023.

President López Obrador inaugurated Line 3 of the Guadalajara light rail in the state of Jalisco on September 12, 2020. The line connects three cities in Jalisco: Guadalajara, Zapopan and Tlaquepaque. It currently serves 4.5 million inhabitants and is expected to prevent the emission of 17,400 tons of carbon dioxide each year.

The indigenous communities of the Yucatan Peninsula voted in December 2019 to approve the Tren Maya (Mayan Train) development project. The Mayan Train is expected to begin operations by the end of the President’s six-year term. It will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico for the periods indicated.

Table No. 39 – Communications (figures per 100 inhabitants)

	As of December 31,
	2016	2017	2018	2019	2020(2)
Telephone lines in service(1)	59.1	58.0	61.0	63.0	65.0
Cellular telephones in service	91.0	90.0	96.0	96.0	95.0
Inhabitants with internet connectivity(1)	48.4	50.0	54.0	55.0	58.0

(1)	Figure per 100 homes.
(2)	Figures for 2020 correspond to the second quarter.

Source: Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute).

The Government aims to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. CFE has a nonprofit subsidiary, CFE Telecomunicaciones e Internet para Todos (CFE Telecommunications and Internet for All), which was created on August 2, 2019. Its purpose is to provide telecommunications services to guarantee the right to access information and communication technologies, including broadband and internet, throughout Mexico.

Through a public-private partnership that began in March 2018, the Government also started work on the Red Compartida (Shared Network), a project to increase telecommunications coverage in Mexico through 4.5G or higher wireless networks. The project’s goals are to offer services to 85% of the population by January 24, 2022 and to 92.2% of the population by January 24, 2024. Likewise, it aims to provide progressive coverage by January 24, 2022 to 111 Pueblos Mágicos (Magical Towns), small, rural towns that offer indigenous crafts and other unique attractions.

In accordance with these aims, the Government permits up to 100% foreign direct investment within the telecommunications and satellite communication sector (including cable television). The Government also permits up to 49% foreign direct investment in broadcasting, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

The Federal Telecommunications and Broadcasting Law aims to both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges. The Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State) is a decentralized public entity that ensures steady access to broadcasting services in each Mexican state.

Beginning in 2016, the Government has been undergoing the process of opening up telecommunications bidding processes through several amendments to the Mexican Constitutional framework related to telecommunications with the aim of improving access to broadband telecommunication services for the public and creating greater competition in the telecommunications market.

As part of this series of Constitutional amendments, on January 29, 2016, the Ministry of Communication and Transportation and the Federal Telecommunications Institute initiated a public bidding process for the installation of a wholesale telecommunications shared public network to provide national coverage. Interpreting these amendments, on August 16, 2017, the Supreme Court declared unconstitutional the portion of the Federal Telecommunications and Broadcasting Law that required providers of telecommunications services to allow rival companies to use their networks without a fee on the basis that only the Federal Telecommunications Institute, and not Congress, has the power to determine the interconnection tariffs. In response, the Federal Telecommunications Institute set the relevant interconnection rates to be used in the event of disagreements between providers of telecommunications services.

Construction

During 2020, construction sector output decreased by 17.2% in real terms, as compared to a 5.2% decrease in real terms during 2019. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. It has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

The following table presents mining sector performance for the periods indicated.

Table No. 40 – Mining

	As of December 31,
	2016	2017	2018	2019	2020
Mining, petroleum and gas sector output (% change over prior year)	(4.3)	(8.3)	(5.5)	(4.4)	(1.1)
Extractive mineral exports (excluding oil) (% change over prior year)	(3.0)	24.2	14.8	(0.7)	19.7
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	6.2	7.1	8.2	7.0	5.9

Source: Banco de México.

In 2018, the mining sector continued its consistent year-over-year trend of declining output, which was mainly due to the continued decline in oil and gas extraction in the fourth quarter of 2018, as well as a decline in mining-related services. This downward trajectory continued into the first quarter of 2019, due to stagnant levels of metallic and non-metallic mineral mining as compared to 2018 and a decrease in oil platform production. The second quarter showed a similar trend, stemming largely from the downward trajectory of oil and gas extraction and weakness in mining-related services. In the third quarter of 2019, the metallic and non-metallic minerals sectors continued to perform poorly. However, there was an upward trajectory in the industry attributable to the stabilization of the oil platform and the reactivation of services relating to mining, due to increased investments in the maintenance and repair of existing wells and new drilling products. Finally, the mining industry showed further recovery during the fourth quarter of 2019 associated with the reactivation of the platform and improvement in the area of metallic and non-metallic minerals, despite a continued decline in mining-related services. However, during the first quarter of 2020, the mining sector again showed declining output, mainly reflecting stagnant levels of metallic and non-metallic minerals, despite a reactivation in oil extraction. From the second quarter of 2020 until the end of the year, the mining sector continued to exhibit weak performance due to a negative trajectory in mining services and a cutback in oil production, both resulting from COVID-19-related lockdowns and suspensions of economic activity at local and international levels.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration, (2) the discovery of new financing sources and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Under the National Development Plan, the Government intends to provide resources to CFE to modernize its infrastructure and to alleviate certain tax burdens. The new energy policies will encourage Mexico’s population to incorporate renewable energy sources into electricity production, which is expected to improve access to electricity for approximately two million people who live in small, isolated communities that still lack access.

The Programa de Desarrollo del Sistema Eléctrico Nacional 2019-2033 (National Electric System Development Program 2019-2033, or PRODESEN), established on June 14, 2019, is a program that details a national energy policy specific to electricity. Over the course of fifteen years, the program intends to guarantee the supply of electrical energy in accordance with the country’s economic growth while providing the best quality and prices for consumers. Regulations will be applied equally among state and private electricity companies. Under the program, Mexico aims to increase generation of clean and renewable electricity in order to further comply with international commitments relating to climate change and emission reduction.

PRODESEN includes the Programa Indicativo para la Instalación y Retiro de Centrales Eléctricas (Indicative Program for the Installation and Removal of Power Plants, or PIIRCE), the Programa de Ampliación y Modernización de la Red Nacional de Trasmisión y Redes Generales de Distribución del Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of the National Transmission Network and General Distribution Networks of the Wholesale Electricity Market), and the Programa de Ampliación y Modernización de las Redes Generales de Distribución no correspondientes al Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of General Distribution Networks Not Corresponding to the Wholesale Electricity Market). For additional updates on PRODESEN and CFE, see “Recent Developments—The Economy—Principle Sectors of the Economy—Electric Power.”

Increased access to electricity is a Government priority. As of December 31, 2020, approximately 98.7% of the total population had access to electric power. As a percentage of the total population, approximately 100.0% of Mexico’s urban population and 97.4% of Mexico’s rural population had access to electricity as of December 31, 2020.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The Plan de Inversiones de la CFE (CFE Investment Plan) for 2020-2026 contemplates a total investment of Ps. 381,544 million to be made in this area during the period.

Mexico, through CFE, produced 219,898 gigawatt hours of electricity in 2020, a decrease of 9.8%, as compared to 2019 (and a decrease of 12% since 2017). Mexico exported 2,285 gigawatt hours of this electricity in 2020, as compared to 3,084 gigawatt hours in 2019. As of December 31, 2020, CFE’s installed generating capacity was 59,003 megawatts, an increase of 2% from 2019. Domestic energy generation in 2020 was further supplemented by imports of electricity totaling 1,625 gigawatt hours.

The above-mentioned domestic energy generation takes into account self-supply energy generation, which is private-sector based and which has rapidly increased over the course of the last several years. In 2020, self-supply energy generation bought by CFE totaled 15,898 gigawatt hours, an increase of 6.0% from the 14,991 gigawatt hours generated in 2019.

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2017 through 2020.

Table No. 41– Electricity Generation by Source

(gigawatt hours (GWh))

	Electricity Generation 2017	Participation %	Electricity Generation 2018	Participation %	Electricity Generation 2019	Participation %	Electricity Generation 2020	Participation %
Conventional Sources	202,038		202,289		203,863		177,370
Combined-cycle	127,355	63%	129,414	65%	138,927	68%	139,587	79%
Thermoelectric	38,499	19%	35,144	18%	33,633	16%	18,511	10%
Carbo-electric	28,577	14%	27,192	14%	21,422	11%	12,317	7%
Combustion Turbine	5,833	3%	6,674	3%	8,277	4%	5,282	3%
Internal Combustion	1,775	1%	1,865	1%	1,604	1%	1,673	1%
Others	—	—	—	—	—	—	—	—

Clean Energy	48,023		50,612		39,798		42,528
Renewable	37,451	78%	37,412	74%	28,917	73%	31,664	74%
Hydroelectric	29,843	62%	30,299	60%	22,038	55%	25,305	60%
Eolic	1,976	4%	2,141	4%	1,915	5%	1,899	4%
Geothermal	5,621	12%	4,962	10%	4,954	12%	4,450	10%
Solar	11	0%	10	0%	10	0%	9	0%
Bioenergy	—	—	—	—	—	—	—	—
Distributed Generation	—	—	—	—	—	—	—	—
Others	10,572	22%	13,200	26%	10,881	27%	10,864	26%

Total	250,061		250,901		243,661		219,898

Source: PRODESEN 2018-2032, Ministry of Energy and CFE.

The Electric Power Industry Law establishes a regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market, and the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Power Industry Law) details the bidding process for participation in the electric power sector.

The Government granted no permits for the transport of natural gas and 3 permits for the distribution of natural gas in 2020.

In 2014, the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law) converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power.

In 2019, CFE reached settlement agreements with respect to arbitration proceedings relating to certain costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines intended to supply CFE with natural gas for electricity generation. These settlement agreements are expected to guarantee the supply of natural gas for a period of over 20 years, while avoiding increases in electricity prices for consumers in Mexico.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 31, 2020, electricity generation capacity by fossil fuels represented 74% of the country’s total electricity generation capacity, as compared to 73.5% as of December 31, 2019, while electricity generation capacity from clean sources was 26%, as compared to 26.5% as of December 31, 2019.

FINANCIAL SYSTEM

Mexico’s financial system consists of commercial banks, development banks, securities brokerage houses and non-bank institutions, such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies, multiple purpose financial institutions, crowdfunding institutions and electronic payment institutions, as well as, to a limited extent, public trusts.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México is Mexico’s central bank. Its functions and administration are governed by Article 28 of the Constitution, as further regulated by the provisions of the Ley del Banco de México (Bank of Mexico Law). Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, including the regulation of financial derivatives, the proper functioning of the payment systems and the protection of the financial public interest. Banco de México also performs the following functions, among others: (1) regulate the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems, (2) operate as reserve bank and lender of last resort for credit institutions, (3) provide treasury services to the Government and act as its financial agent, including by managing Mexico’s international reserves, (4) counsel the Government on economic and, in particular, financial issues and (5) participate in the IMF and other international financial institutions.

As of December 31, 2020, Banco de México had assets totaling Ps. 4,589.4 billion (U.S.$230.1 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. From among these members, the President appoints a Governor, who presides over the Board of Governors. Alejandro Díaz de León is the current Governor of Banco de México and will serve through December 31, 2021.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso has depreciated, (2) capital outflows have occurred or (3) inflation was higher than projected. Banco de México uses reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México also establishes quarterly targets for the expansion of net domestic credit for each quarter.

Banco de México uses an overnight interbank funding rate as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. From December 2015 until August 2019, Banco de México’s Board of Governors regularly announced increases in the overnight interbank funding rate. However, beginning in August 2019, the Board of Governors has consistently announced decreases in the overnight interbank funding rate. See “Financial System—Money Supply and Savings—Interest Rates.”

As of December 31, 2020, Banco de México’s net domestic credit, which is equal to the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 1,844.6 billion, as compared to a negative balance of Ps. 1,710.7 billion on December 31, 2019.

The Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) and the Comité de Educación Financiera (Committee on Financial Education, or CEF) presented the Política Nacional de Inclusión Financiera (National Policy for Financial Inclusion, or PNIF) on March 11, 2020. This policy aims to strengthen the financial health of the Mexican population through increased access to, and efficient use of, the financial system, development of citizens’ economic-financial competence and user empowerment, with the aim of contributing to social mobility, economic growth and the well-being of the population.

Money Supply and Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency, (2) interest-bearing deposits denominated in pesos and operated by debit cards and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits, (2) Government-issued securities, (3) securities issued by firms and non-bank financial intermediaries and (4) Government and INFONAVIT liabilities related to Mexico’s retirement savings system. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 42– Money Supply

	December 31,
	2016		2017		2018		2019		2020(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,261,697	Ps.	1,372,884	Ps.	1,494,949	Ps.	1,548,852	Ps.	1,905,670
Checking deposits
In domestic currency		1,472,683		1,630,929		1,710,671		1,734,707		1,970,337
In foreign currency		469,185		537,826		505,663		468,212		578,654
Interest-bearing peso deposits		647,414		702,744		757,136		925,791		1,163,208
Savings and loan deposits		17,332		19,635		23,797		24,473		27,836

Total M1	Ps.	3,868,311	Ps.	4,264,018	Ps.	4,492,216	Ps.	4,702,035	Ps.	5,645,705

M4	Ps.	10,811,215	Ps.	11,712,256	Ps.	12,262,977	Ps.	13,200,329	Ps.	14,420,321

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

In 2020, the M1 money supply increased by 16.4% in real terms. The increase was due to a 21.8% real increase in the interest-bearing peso deposits component, a 19.8% real increase in the foreign currency checking deposits component and a 19.3% real increase in the bills and coins component.

Financial savings — defined as the difference between the monetary aggregate M4 and the bills and coins component of the M1 money supply held by the public — grew steadily in 2020, a 4.1% increase in real terms from financial savings in 2019. This increase was attributable to a 5.9% real increase in the aggregate M4 component. From 2019 to 2020, there was a 7.2% real increase in savings generated by residents in real terms, as compared to a 4.4% increase from the prior annual period, while savings generated by non-residents decreased by 7.5% in real terms. The decrease in non-residents’ savings was primarily attributable to a 25.0% decrease in real terms in term deposits of immediate receivable in banks and a 24.0% decrease in value held by non-resident creditors in repurchase agreements.

The 2020 monetary base (currency in circulation plus bank deposits at Banco de México) totaled Ps. 2,118.2 billion, which represents a 20.7% nominal increase from the 2019 monetary base total. This expansion was due to a 20.8% nominal increase in the bills and coins in circulation and a decrease in the banking deposits component from Ps. 1,623.3 million in 2019 to Ps. 1,208.8 million in 2020.

Inflation

During 2020, consumer inflation was 3.2%, which was within Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.3 percentage points higher than the 2.8% consumer inflation for 2019 and 1.7 percentage points lower than the 4.8% consumer inflation for 2018. This trend reflects the economic shock that the COVID-19 pandemic has caused to the Mexican economy. In particular, there was a significant change in relative prices, evidenced by the recomposition within core inflation, as the annual growth rate of merchandise prices increased while the annual growth rate of services prices decreased. The measures to contain COVID-19 infections caused supply shocks due to the closure of certain non-essential activities. Suspensions in economic activity have also caused disruptions in global supply chains while social distancing measures reduced the demand for goods and services. At the same time, the demand for food and goods that households require to cope with the COVID-19 pandemic increased. As a result, while there has been a reduction in household income, there has also been a reallocation of household spending from services to merchandise. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.8%, 0.2 percentage points higher than the 3.6% core inflation for 2019.

In 2017, the Government gradually removed price controls on gasoline and diesel to liberalize domestic fuel prices so that they are determined according to market forces, and since November 30, 2017, domestic fuel prices have been determined by the market. Maximum fuel prices are no longer published by the Ministry of Finance and Public Credit. Fuel sale prices are reported by each service station to the CRE in accordance with Resolution A/041/2018 and the Hydrocarbons Law. For more information about fuel pricing policies, see “Public Finance—Revenues and Expenditures.”

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 43 – Rates of Change in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)(4)	Increase in Minimum Wage(5)
2016	8.5	3.4	4.2
2017	4.7	6.8	10.4
2018	6.4	4.8	10.4
2019	0.8	2.8	100.0;(6) 16.2	(7)
2020	4.1	3.2	4.8;(6) 20.0	(7)

(1)	For annual figures, changes in price indices are calculated each December.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012. INPP takes July 2019 as a base date.

(3)	Preliminary figures for 2020.
(4)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018, (2) increase the number of categories for goods and services, (3) increase the number of areas represented and (4) adjust the weighting of each component.

(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for the year, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1 of that year.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

In successive monetary policy decisions over the course of 2020, Banco de México reduced the overnight interbank funding rate. The overnight interbank funding rate stood at 7.25% before the first monetary policy meeting of the year on February 13, 2020, and at the seventh meeting, on September 24, 2020, the overnight interbank funding rate was reduced to 4.25%. The decisions took into account the ongoing adverse economic impact of the COVID-19 pandemic, along with continued and future risks to inflation, economic activity and financial institutions and general financial uncertainty due to COVID-19.

Banco de México maintained the overnight interbank funding rate at 4.25% at meetings on November 12, 2020 and December 17, 2020. These decisions considered additional episodes of currency depreciation, declines in headline inflation rates, a negative output gap due to the possibility of additional social distancing measures and logistical problems and higher costs associated with health measures adopted in response to the COVID-19 pandemic. Therefore, as of December 31, 2020 the funding rate reached a level of 4.25%, as compared to 7.25% as of December 31, 2019.

Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), which are zero-coupon bonds issued by the Government. During 2020, interest rates on 28-day Cetes averaged 5.3%, as compared to 7.8% in 2019. Interest rates on 91-day Cetes averaged 5.3%, as compared to 7.9% in 2019.

TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 44 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7

Source:	Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Comisión de Cambios (Foreign Exchange Commission), made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation, (2) sets the criteria for Banco de México’s foreign currency operations, (3) determines the exchange rate for foreign exchange, (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks and (5) creates guidelines for the management and valuation of international reserve assets. The Foreign Exchange Commission mandates that market forces determine the exchange rate (a floating exchange rate or free floating regime).

The Government directly establishes the quarterly targets for the expansion of “net domestic credit.” “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus its (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from its credit agreements with central banks.

The Foreign Exchange Commission has adopted several different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars, including through a foreign exchange market mechanism implemented in 2017 consisting of non-deliverable forward auctions to be settled in Mexican pesos. The foreign exchange market mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The market mechanism’s original maximum program size was U.S.$20 billion. The Foreign Exchange Commission increased the maximum program size to U.S.$30 billion on March 9, 2020 in response to foreign exchange volatility arising from COVID-19-related global market stress. The Foreign Exchange Commission may intervene in the exchange market again at its discretion in the event of exceptional conditions.

Banco de México and the U.S. Federal Reserve established on March 19, 2020 a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60.0 billion as a liquidity backstop to mitigate strains in the global funding markets. The Foreign Exchange Commission of Banco de México activated this arrangement on March 30, 2020 and carried out seven dollar financing operations during 2020 intended to use resources from the swap line to renew the maturities from previous auctions and to offer additional liquidity in U.S. dollars. Each swap operation had a maturity of eighty-four days.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

During the first quarter of 2020 and into the second quarter of 2020, the exchange rate registered significant depreciation of approximately 28%. The peso initially appreciated by 1.6% from the end of December 2019 to the end of February 2020 then depreciated by approximately 30% from the end of February 2020 to mid-May 2020. This depreciation was influenced by (i) the effects of the COVID-19 pandemic on economic activity; (ii) a deterioration in global financial conditions triggered by an episode of risk aversion; (iii) a significant drop in oil prices; and (iv) a reduction in the credit rating of the sovereign debt of Mexico and PEMEX by the three principal rating agencies.

In the latter half of the second quarter of 2020, the peso began to appreciate due to a less risk-averse global climate, resulting from (i) the fiscal, monetary and financial stimulus measures adopted by the world’s main economies; (ii) the gradual reopening of economic activity in some countries and the publication of certain economic figures showing a slight recovery from the historically low levels reached in March and April 2020; (iii) the recovery of prices of certain raw materials, particularly oil prices; and (iv) announcements related to advances in the development of COVID-19 vaccines.

From the start of the third quarter until the beginning of August 2020, Mexico’s currency presented episodes of volatility, highlighting the effects of (i) increasing concern about a possible second wave of COVID-19 infections; and (ii) the resurgence of tensions between the United States and China. In addition, throughout the third quarter of 2020, the exchange market again increased in volatility mainly due to (i) concerns relating to the negotiation of fiscal stimulus measures in the United States; (ii) concerns relating to the United States’ electoral process; and (iii) the adoption of additional social distancing measures in certain countries in order to combat the spread of COVID-19. In this context, during the fourth quarter of 2020, the peso appreciated in comparison to the third quarter of 2020.

On December 31, 2020, the peso/dollar exchange rate closed at Ps. 19.9087 = U.S.$1.00, a 5.5% depreciation in dollar terms as compared to the rate at December 31, 2019.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 45 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2016	20.6194	18.6908
2017	19.6629	18.9197
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936

Source: Banco de México.

Banking System

The Mexican banking system is regulated by the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), and is composed of Banco de México, commercial banks, development banks and, to a limited extent, public trusts created by the Government. The LIC regulates the banking and credit activities in Mexico, particularly the organization, ownership and operation of credit institutions, as well as the activities and transactions that credit institutions may perform and their capitalization and reserve levels. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are (1) commercial banks and (2) development banks. The LIC was amended on March 27, 2020 to allow anyone over fifteen years old to open a bank account. Prior to the amendment, minors were required to have their legal guardians open a bank account in their name. Deposits in these accounts are restricted to governmental assistance funds or employment salaries and may only be deposited via online banking.

Mexico underwent a financial reform in 2014, which aimed to strengthen the overall banking institutional framework, foster competition and ensure prudence in the financial sector, allowing for more robust and sustainable provision of credit. This financial reform increased the Mexican legal framework’s compliance with the Key Attributes of Effective Resolution Regimes for Financial Institutions established by the Financial Stability Board (FSB).

Additional laws governing the Mexican banking system include the Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups), which strengthens governance standards applicable to holding companies and subsidiaries forming a financial group. Pursuant to this law, multiple financial service companies may operate as a single group in certain circumstances.

The Ley para Regular las Instituciones de Tecnología Financiera, or Ley FINTECH (FINTECH Law) regulates the organization, operation, functioning and authorization of entities that offer alternative means of access to financing and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law recognizes two new types of financial entities: crowdfunding entities and electronic payment institutions, which require an approval from the CNBV to be incorporated and to operate.

The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) is tasked with increasing financial institution transparency and enforcement by issuing and publishing recommendations to financial institutions, regulating standard agreements used with consumers and initiating class actions for the benefit of consumers.

Mexican financial authorities periodically evaluate bank performance and the overextension of credit and reinforce the coordination mechanisms among themselves.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the CNBV upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics measuring the performance of the commercial banking system.

Table No. 46 – Commercial Banking System (In Billions of Pesos)(1)

	2016		2017		2018		2019		2020
Total loan portfolio	Ps.	4,122.1	Ps.	4,506.8	Ps.	4,928.4	Ps.	5,161.4	Ps.	5,041.3
Past-due commercial bank loans(2)		35.1		36.9		40.5		44.1		47.5
Commercial bank loan loss reserves(2)		46.6		48.0		53.4		55.4		61.1

(1)	Current pesos.
(2)	Excluding banks under Government intervention and those in special situations.

Source: CNBV.

As of December 31, 2020, there were 50 commercial banks registered with the CNBV.

Development	Banks

Development banks are entities of the Federal Public Administration that have legal and budgetary autonomy from the Government. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training. Development banks are mandated to favor the extension of credit and are encouraged to develop new programs and financial products that broaden access to financial opportunities.

There are currently six institutions that constitute the Mexican development bank system, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, or BANOBRAS),

•	Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or BANCOMEXT),

•	Sociedad Hipotecaria Federal, S.N.C. (Federal Mortgage Society, or SHF),

•	Banco del Bienestar, S.N.C. (Bank of Wellbeing) and

•	Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (National Bank of the Army, Air Force and Marines, or BANJERCITO).

BANOBRAS, NAFIN and BANCOMEXT are the three largest Mexican development banks in terms of loans outstanding. NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses, (2) promoting the development of the securities market and (3) serving as the Government’s financial agent in certain international transactions.

BANOBRAS’s principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and (2) granting credit for low-income housing.

BANCOMEXT’s principal activities include: (1) granting export- and import-related credit and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Certain BANCOMEXT international trade and investment responsibilities were managed by ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, until May 2019 when it was disbanded. For more information on ProMéxico, see “Foreign Trade and Balance of Payments—Foreign Investment in Mexico—Foreign Investment Policy.”

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, BANOBRAS and BANCOMEXT, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure and no time period to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

The Bank of Wellbeing, formerly called the Banco del Ahorro Nacional y Servicios Financieros (National Savings and Financial Services Bank), is intended to deliver funds from the Government’s social programs using transparent methods to more than 20 million beneficiaries and address the specific needs of migrants by offering the best exchange rates on remittances.

Banking Supervision and Support

National Banking and Securities Commission (CNBV)

Under the LIC, the CNBV authorizes both commercial and development banks’ operation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers and has the power to declare an intervención (managerial intervention) or resolución (liquidation) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

The Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s authority to supervise and intervene in the activities of financial holding companies, and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

The Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Operations with Resources of Illicit Origin) establishes measures and procedures for the identification, through inter-institutional coordination, of specific non-financial sector operations between individuals that could present a higher risk of illicit resource use.

The capital requirements under the Third Basel Accord (Basel III) issued by the Basel Committee on Banking and Supervision, which provides global regulatory standards with respect to adequate bank capital and liquidity, became effective in Mexico on January 1, 2013, and the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) of June 22, 2016 aimed to bring Mexico into full compliance with the Basel III requirements.

The pending Basel III post-crisis regulatory reforms endorsed by the Basel Committee on Banking Supervision will enter into force in Mexico on January 1, 2023 and will be implemented progressively over the next five years. Banco de México and the CNBV will work to implement the announced reforms within the established deadlines, although the implementation of certain standards included within the reform has been postponed due to the COVID-19 pandemic.

The CNBV publishes the Índice de Capitalización (Capitalization Index, or ICAP) on a regular basis. The ICAP for institutions of multiple banking is the ratio of their net capital as compared to their credit risk weighted assets, market risk and operational risk and is intended to measure the resilience of multiple banking institutions in the event of unexpected losses. The minimum ICAP established by the CNBV is 10.5%. At the end of December 2020, the ICAP for the multiple banking sector was 17.7% and all the institutions designated as having local systemic importance by the CNBV were in compliance with the required minimum ICAP, thereby complying with the highest Basel III capital standards. For more information on ICAP, see “Recent Developments—Financial System—Banking Supervision and Support.”

On September 19, 2019 the CNBV joined the Central Banks and Supervisors Network for Greening the Financial System (NGFS), a group of sixty-six central banks and supervisors that share best practices to contribute to environmental and climate risk management in the financial sector and mobilize mainstream finance to support a sustainable economy.

The FSB published on March 19, 2020 its peer review report of Mexico, which found that financial authorities in Mexico had made progress in implementing the Group of Twenty (G20) commitments on over-the-counter derivatives reforms, including initiatives like comprehensive requirements for trade reporting, central clearing and platform trading, with a strong focus on quality, public transparency and analysis of trade repository data. The report also concluded that further steps could be taken in order to uphold the commitments, including (i) implementing any remaining over-the-counter derivatives reforms on a timely basis, including margin and final capital requirements for non-centrally cleared derivatives; (ii) expanding the authority of the CNBV for aspects of the supervision and enforcement of conduct of market participants; and (iii) expanding the scope and sharing of trade repository data, including removing barriers to full reporting of Mexican trade repository data to foreign trade repositories.

During 2020, the CNBV took several measures to mitigate the negative economic effects from the COVID-19 pandemic. The CNBV, among other things, (i) coordinated with member institutions of Mexico’s financial system to adopt guidelines for partial or total deferral of interest payments on consumer, housing and commercial loans, (ii) approved temporary modifications to the Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (General Provisions Applicable to Credit Institutions) regarding capitalization, (iii) authorized deadline extensions for issuers to present information to the CNBV, (iv) temporarily authorized more flexible guidelines with respect to the identification standards required for credit institutions to open accounts and grant credits, (v) enabled banks and other financial intermediaries to accommodate requests from customers to restructure their loans and (vi) made additions to the regulatory facilities designed for credit restructurings. In addition, the Ministry of Finance and Public Credit and the CNBV declared in April 2020 that the activities of Mexico’s financial institutions were essential and that they should continue operating during the COVID-19 pandemic.

The CNBV revoked domestic lender Banco Ahorro Famsa’s (BAF) commercial banking license on June 30, 2020 due to inappropriate risk management, granting credits above regulatory limits, improper record-keeping and recurrent noncompliance with various regulatory provisions. The savings deposits in BAF are protected by the Instituto para la Protección del Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB). IPAB will use resources from the Fondo de Protección al Ahorro Bancario (Bank Savings Protection Fund), which receives monthly installments from multiple banking institutions, to reimburse the deposits. Following this revocation, Grupo FAMSA, S.A.B. de C.V., the parent company of BAF, declared bankruptcy in Mexico and Chapter 15 bankruptcy in the U.S.

Institute for the Protection of Bank Savings (IPAB)

IPAB is a decentralized instrumentality of the Government that is tasked with administrating Mexico’s bank savings protection system. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities. IPAB’s net liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without the need for authorization from Congress. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted in Mexico by Banco de México, peso-denominated debt securities known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the INPC. For the past ten years, IPAB has also undertaken the sale of loan portfolios, including significant sales of commercial loan assets. At the end of December 31, 2020, IPAB’s balance was Ps. 40,700 million, 27.1% lower than the previous year.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección al Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

Mexico’s bankruptcy procedures include joint procedimientos de concurso mercantil (insolvency proceedings) for entities of the same corporate group and an IPAB-supervised liquidation procedure for credit institutions.

Mexico’s Banking Resolution Regime includes, among other things: (1) regulation for the granting and execution of loan guarantees, which creates legal certainty for creditors and thereby favorably impacts the expansion of credit, (2) a commercial framework, which aims to reduce procedural times in trials, (3) streamlined bankruptcy processes that empower merchants to file suits collectively when a company is part of the same corporate group and (4) an arbitration system for disputes pertaining to financial matters between institutions and individuals.

The FSB revised its outlook regarding the risks facing both international and domestic financial systems due to the COVID-19 pandemic on June 29, 2020. The FSB reviewed the main financial and non-financial risks faced by the Mexican financial system, including a perceived increase in institutional credit and funding risks. The FSB also analyzed the results of the stress tests published in Banco de México’s June 2020 Financial Stability Report and concluded that, under simulated adverse macroeconomic scenarios, the banking system would maintain its solvency at the aggregate level. The FSB was also informed that the capitalization ratio of BAF fell below regulatory limits, resulting from a volume of loans granted in excess of regulatory limits. As discussed above in “—Banking Supervision and Support—Bank Supervision Policy,” the CNBV and IPAB have plans to address this situation to protect the interests of the public’s savings and the situation is not expected to have a significant effect on the rest of the financial system. Last, the FSB analyzed and approved the operating rules of the Comité de Finanzas Sostenibles (Sustainable Finance Committee), promoting the transition of Mexico’s financial system towards a more sustainable and stable system.

Banco de México decided on September 29, 2020 to extend until February 28, 2021 the term of the facilities that it announced on April 21, 2020. The facilities were intended to: (i) promote the orderly development of the financial markets, (ii) strengthen credit-granting channels and (iii) provide liquidity for the healthy development of the financial system. Banco de México and CNBV also agreed to extend until March 1, 2021 the period of exceptions to the liquidity provisions for multiple banking institutions first announced by the Comité de Regulación de Liquidez Bancaria (Banking Liquidity Regulation Committee, or CRLB) on April 8, 2020.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 47 – Credit Allocation by Sector(1)

	December 31,
	2016			2017			2018			2019			2020(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	78.7	2%	Ps.	89.8	2%	Ps.	100.1	2%	Ps.	114.7	2%	Ps.	109.4	2%
Industry		1,029.3	20		1,105.6	20		1,333.1	22		1,328.8	21		1,308.3	20
Services and other activities		1,150.0	22		1,330.1	24		1,437.6	24		1,443.2	23		1,543.4	24
Housing credit		685.0	13		745.7	13		804.0	13		878.7	14		1,028.6	16
Spending credit		724.7	14		785.0	14		804.0	13		878.6	14		1,028.6	16
Statistical adjustment		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0
Financial sector		493.7	10		546.6	10		637.8	10		611.6	10		501.8	8
Public sector		858.1	17		841.9	15		859.0	14		890.3	14		875.3	14
Others		27.3	1		28.3	1		7.8	0		25.4	0		0.0	0
External sector		87.5	2		98.0	2		99.1	2		87.9	1		70.7	1

Total		5,134.2	100%		5,570.9	100%		6,082.7	100%		6,259.1	100%		6,466.1	100%

Interbank sector		4.7			6.6			1.0			1.5			1.8

Note: Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

The Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) is a decentralized governmental agency tasked with supervising the insurance and surety sectors. The CNSF has the authority to inspect and impose sanctions on institutions in these sectors for failing to comply with the Ley de Instituciones de Seguros y de Fianzas (Insurance and Surety Institutions Law) or any other applicable regulations.

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

Foreign investors are permitted to hold up to 49% of the equity in Mexican insurance companies pursuant to the Insurance and Surety Institutions Law. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the equity in a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited-voting shares, as well as subordinated debt obligations. Foreign insurance companies are also permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

Financial intermediaries are governed by the Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law of Auxiliary Credit Organizations and Activities), as amended. This law provides that: (1) no individual or entity is permitted to hold, directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization, (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital, (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee, (4) the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation and (5) the CNBV is authorized to inspect and survey both regulated and non-regulated sociedades financieras de objeto múltiple (multiple purpose financial entities). The General Law on Auxiliary Credit Organizations and Activities was amended in March 2018 to permit electronic payments, subject to regulation by the FINTECH Law.

Foreign investors may purchase up to 49% of the equity of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

The Ley de Fondos de Inversión (Investment Funds Law) takes measures to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. This law recognizes the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the adequate handling of conflicts of interest.

On March 31, 2020, the CNSF, in coordination with the Instituciones de Seguros y de Fianzas (Insurance and Surety Institutions), recommended several measures for insurance, bond and financial institutions to preserve solvency and capital in light of the extraordinary economic situation caused by the COVID-19 pandemic. These measures included (i) refraining from paying dividends to their shareholders, (ii) limiting any mechanism or act that implies a transfer of capital benefits to shareholders for the 2019 and 2020 fiscal years and (iii) refraining from carrying out stock repurchases or other mechanisms that tend to reward shareholders.

Financial Technology

The FINTECH Law regulates the organization, operation, functioning and authorization of companies that offer alternative means of access to finance and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law also establishes new types of financial entities: Crowdfunding and Electronic Payment Institutions.    These entities, which require approval from the CNBV, undertake financing, investment, savings, payments or transfer activities through interfaces like electronic applications, the internet or any other means of electronic or digital communications.

CoDi is a digital platform that facilitates payment and collection transactions for users through electronic transfers on mobile devices. This platform was launched by Banco de México in September 2019 to increase banking usage, encourage widespread participation in financial transactions, promote more efficient transactions and reduce the use of cash. CoDi operates under a payment request scheme on a mobile application and permits payment settlements in real time without transaction fees.

In October 2019, the CNBV became a member of the Global Financial Innovation Network (GFIN), an alliance of financial regulators and related organizations that facilitates interaction and the sharing of financial innovation and cross-border best practices between firms and regulators.

Securities Markets

The Mexican Stock Exchanges

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) is the largest authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations, (2) equity certificates or shares issued by banks, (3) commercial paper, (4) bankers’ acceptances, (5) certificates of deposit, (6) Government debt and (7) special hedging instruments. The Mexican Stock Exchange is a sociedad anónima bursátil de capital variable (public company).

As part of its program to develop the Mexican securities market, the Ministry of Finance and Public Credit published a concession for a new stock exchange in August 2017. The new Bolsa Institucional de Valores (Institutional Stock Exchange, or BIVA) began operations on July 25, 2018. The Institutional Stock Exchange is a sociedad anónima de capital variable (private company). As of December 2020, the Institutional Stock Exchange reported 12.0% market participation and Ps. 109,223.3 million in listed securities.

The Ley del Mercado de Valores (Securities Market Law) governs the sale and purchase of securities in Mexico. This law includes an Oferta Restringida (Restricted Offer) regime, which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The law also establishes that placement programs can be used by all issuers, thereby facilitating the security registration process and certain public offerings, including public offerings of equity securities.

The Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Securities Exchanges) set forth several measures to strengthen the regulatory framework applicable to securities exchanges, including, among others, enhanced internal controls of the securities exchanges, rules covering the disclosure of material market information and the establishment of contingency plans for securities exchanges experiencing operational distress.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Stock Market Index based on a group of the thirty-five most actively traded shares. The following table provides the index, along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 48 – Mexican Stock Exchange Performance (In Billions of U.S. Dollars, Except Index)

	2016	2017	2018	2019	2020
Index (points)	45,642.9	49,354.4	41,640.3	43,541.0	44,066.9
Market capitalization	351.7	415.8	129.0	101.2	129.0
Value of transactions	138.8	123.2	116.3	96.8	91.7

Source: Banco de México/Mexican Stock Exchange.

In 2020, equity securities, including shares and certificates of patrimonial contribution, accounted for 95.40% of transactions on the Mexican Stock Exchange. Infrastructure trusts accounted for 4.59% of transactions, while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.01% of transactions.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Mexico uses an economic development model based on increasing its foreign trade returns. In order to do so, Mexico primarily focuses on expanding its total exports through various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports.

For several decades, Mexico’s foreign trade policy has focused on removing barriers to foreign trade, which has resulted in an increase in Mexican non-oil exports and has led to increased importance of manufactured goods relative to agricultural products.

The Ley de Comercio Exterior (Foreign Trade Law) grants the President broad powers to establish import and export duties, as well as other trade restrictions. This law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy and is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties, which are import duties imposed under the World Trade Organization’s (WTO) rules to neutralize the effect of a foreign country’s subsidy of its exports. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Mexico’s largest export trading partners are the United States, Canada, China, South Korea and Germany, with several other countries located in Europe, South America and eastern Asia also representing significant export trading partners. Mexico has a large number of free trade agreements with trade partners around the world.

The U.S. administration has taken, and raised the possibility of taking, various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, U.S. trade policies that the U.S. administration may adopt may adversely affect economic conditions in Mexico. U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican governmental policies. These factors could have an impact on Mexico’s gross domestic product growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation and the Mexican economy generally.

Foreign Trade Performance

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic had, and are likely to continue to have, a material adverse effect on Mexico’s foreign trade performance.

According to preliminary figures, during 2020, Mexico registered a trade surplus of U.S.$34.5 billion, compared to the trade surplus of U.S.$5.4 billion in 2019. This increase in the trade balance was the result of an increase in the surplus of the non-oil products balance, which increased from U.S.$26.8 billion in 2019 to U.S.$48.5 billion in 2020, and a lower deficit of the oil products balance, which decreased from U.S.$21.4 billion in 2019 to U.S.$14.0 billion in 2020.

According to preliminary figures, during 2020, total imports decreased by 15.8% as compared to 2019. This was mainly caused by a decrease of 13.8% in non-oil imports and a decrease of 33.5% in oil imports. Total imports experienced a significant contraction from the end of the first quarter of 2020 to the end of May 2020, particularly with respect to the automotive and manufacturing sectors, resulting from the suspension of most assembly and auto parts operations due to the COVID-19 pandemic. In addition, decreased internal demand led to steep declines in consumption of imported goods in the second quarter of 2020. However, in June 2020 the reopening of economic activity in Mexico and other countries reversed the contraction experienced during the previous months, especially April and May 2020, although total imports remained far below levels seen before the start of the COVID-19 pandemic. Total imports continued to show a slow reactivation from July 2020 to the end of 2020.

According to preliminary figures, during 2020 total exports decreased by 9.3% as compared to 2019. This was mainly caused by a decrease of 8.0% in non-oil exports and a decrease of 32.6% in oil exports. Lockdown measures instated to combat the COVID-19 pandemic, the suspension of economic activity and fall in the Mexican oil mix price all led to a decrease in total exports during the first half of 2020. From June 2020 to September 2020, the reopening of economic activity and a gradual reactivation of external demand reversed the contraction experienced during the previous months. A recovery of total exports continued in the fourth quarter of 2020, attributable to the favorable performance of automotive, manufacturing and oil exports.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 49 – Exports and Imports

	2016		2017		2018		2019(1)		2020(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	18,825	U.S.$	23,725	U.S.$	30,630	U.S.$	25,842	U.S.$	17,413
Crude oil		15,582		20,047		26,541		22,409		14,613
Other		3,243		3,678		4,089		3,433		2,800
Non-oil products		355,123		385,707		420,083		434,862		400,257
Agricultural		14,845		16,000		16,508		17,840		18,683
Mining		4,368		5,427		6,232		6,189		7,407
Manufactured goods(2)		335,911		364,280		397,344		410,834		374,167

Total merchandise exports		373,948		409,433		450,713		460,704		417,670

Merchandise imports (f.o.b.)
Consumer goods		51,951		57,338		63,118		61,168		45,140
Intermediate goods(2)		295,400		322,039		355,297		352,340		303,317
Capital goods		39,719		41,017		45,887		41,787		34,737

Total merchandise imports		387,070		420,395		464,302		455,295		383,194

Trade balance	U.S.$	(13,122)	U.S.$	(10,962)	U.S.$	(13,589)	U.S.$	5,409	U.S.$	34,476

Average price of Mexican oil mix(3)	U.S.$	35.65	U.S.$	46.79	U.S.$	61.41	U.S.$	55.53	U.S.$	35.82

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Multilateral

Mexico became a member of the WTO when the WTO superseded the General Agreement on Tariffs and Trade (GATT) in 1995. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico is also a member of the Asia-Pacific Economic Cooperation (APEC).

On March 8, 2018, the Minister of Economy signed the CPTPP on behalf of Mexico, together with the trade ministers of Australia, Brunei, Darussalam, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam. The Senate ratified the CPTPP on April 24, 2018, and on December 30, 2018, the CPTPP came into force for the first six countries to ratify the agreement, including Mexico. The CPTPP came into force for Vietnam in January 2019 and will enter into force for the remaining four signatory countries as and when they ratify the agreement. CPTPP negotiations began as a successor to the Trans-Pacific Partnership (TPP) negotiations, which stalled in 2017 after the U.S. President signed an executive order directing the United States trade representative to withdraw the United States as a signatory to the TPP and to permanently withdraw the United States from TPP negotiations.

The United States announced on May 17, 2019 an agreement with Canada and Mexico to remove the tariffs for steel and aluminum imports from Canada and Mexico that it had previously imposed on June 1, 2018 and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Regional

At the regional level, Mexico is a member of the USMCA, which replaced the North American Free Trade Agreement (NAFTA) in 2018. The USMCA, signed by the presidents of Mexico, the United States and Canada on November 30, 2018, is meant to modernize the free trade relationship between the three countries by supporting mutually beneficial trade leading to freer, fairer markets and robust economic growth in the region. On June 19, 2019, the Senate ratified the USMCA.

Representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or the Modifying Protocol) on December 10, 2019. The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA, as modified by the Modifying Protocol, has now been ratified by Mexico.

The USMCA became effective on July 1, 2020 and the Government published and amended several laws to carry out its commitments under the USMCA. The new laws are: Ley Federal de Protección a la Propiedad Industrial (Federal Law for the Protection of Industrial Property), Ley de Infraestructura de la Calidad (Quality Infrastructure Law) and Ley de los Impuestos Generales de Importación y de Exportación (General Tax on Imports and Exports Law). The amended laws are: Federal Criminal Code, Ley Federal del Derecho de Autor (Federal Copyright Law) and Ley Aduanera (Customs Law).

Bilateral

Mexico also is party to free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the EU, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Panama, Peru and Uruguay.

Mexico is currently negotiating individual acuerdos de complementación económica (economic complementation agreements, or ACEs) with Argentina and Brazil, both of which are founding members of the Mercado Común del Sur (MERCOSUR). In 2018, Mexico was also negotiating ACEs with Paraguay and Uruguay, both founding members of MERCOSUR, but there were no updates regarding the status of these negotiations in 2019 and 2020.

During 2017 and 2018, Mexico and the EU were engaged in negotiations to modernize the Tratado de Libre Comercio entre México y la Unión Europea (Free Trade Agreement between Mexico and the European Union, or TLCUEM), and, in April 2018, Mexico and the EU reached an “agreement in principle” on a new EU-Mexico global agreement to replace the existing TLCUEM, which will enter into effect in 2020. The modernization of Mexico’s free trade agreement with the EU was a priority in Mexico’s trade agenda; over the past nineteen years, trade between the EU and Mexico has doubled from U.S.$238.4 billion to U.S.$468.7 billion.

During 2019, Mexico and the EU continued their internal procedures to finalize the legal text of the modernized TLCUEM. The EU and Mexico concluded negotiations on the TLCUEM on April 28, 2020. The Commissioner for Trade of the European Commission and the Minister of Economy finalized the scope of the reciprocal opening of public procurement markets, including a high level of predictability and transparency in public procurement processes. The TCLUEM includes duty-free trade on almost all goods between the EU and Mexico, progressive rules on sustainable development, measures to protect investments and simpler customs procedures.

Mexico participated in several bilateral meetings with the governments of Spain and China in 2017. On April 20, 2017, Mexico and Spain agreed on six new legal instruments covering a range of topics, including air transport regulation, commerce and investment and labor issues. On May 3, 2017, Mexico and China highlighted increases in commerce, investment and air connectivity achieved within the framework of their comprehensive strategic partnership and agreed to deepen bilateral relations.

In July 2017, Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU. The United Kingdom pledged on October 19, 2017 to invest approximately U.S.$80 million in Mexico in order to strengthen the economy through strategic investments in energy, cities, financial services and businesses. When the United Kingdom officially ceased to be a member state of the EU on January 31, 2020, the Government announced that Mexico and the United Kingdom would maintain the preferential trade relationship that they previously had under the TLCUEM and that the Ministry of Economy would continue exploring possible trade scenarios with the appropriate U.K. officials. On December 15, 2020, Mexico and the United Kingdom signed a continuity agreement to ensure that trade between the two countries will not be disrupted after the Brexit transition period ends in 2021. Both countries have also committed to negotiating a new trade agreement in 2021.

The United States and Mexico agreed on March 20, 2020 to temporarily close the land border, beginning on March 21, 2020, to non-essential travel to curb the spread of the coronavirus. For more information on the COVID-19 pandemic, including the reopening of international borders, see “Recent Developments—United Mexican States—COVID-19 Crisis” and “United Mexican States—COVID-19 Crisis.”

For additional information on Mexico’s foreign trade agreements, including its trade relationship with the U.K., see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 50 – Distribution of Mexican Merchandise Exports(1)

	2016	2017	2018	2019	2020(2)
Exports (f.o.b.):
U.S.	82.7%	81.5%	81.2%	82.0%	82.2%
Canada	2.9	2.9	3.4	3.3	2.8
EU	4.4	5.0	4.9	4.6	4.6
Of which:
Spain	0.3	0.3	0.3	0.3	0.3
U.K.	0.9	0.6	0.5	0.6	0.6
Germany	1.1	1.8	1.7	1.6	1.6
Netherlands	0.4	0.4	0.5	0.5	0.5
China	1.4	1.6	1.7	1.6	2.0
Japan	0.7	0.8	0.8	0.9	0.9
Others	9.6	10.0	9.9	9.2	9.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1) Includes	the in-bond industry on a gross basis.
(2) Preliminary	figures.

Source: Banco de México.

Table No. 51 – Distribution of Mexican Merchandise Imports(1)

	2016	2017	2018	2019	2020(2)
Imports (f.o.b.):
U.S.	42.8%	41.7%	40.8%	40.1%	39.7%
Canada	2.6	2.4	2.4	2.3	2.2
EU	11.5	12.4	12.5	12.2	11.6
Of which:
Spain	1.2	1.3	1.3	1.1	1.1
U.K.	0.6	0.6	0.6	0.6	0.5
Germany	3.9	4.3	4.3	4.3	3.9
Netherlands	0.3	0.4	0.4	0.3	0.3
China	19.5	19.5	20.1	20.1	20.7
Japan	5.0	4.7	4.4	4.4	3.9
Others	24.3	25.2	25.7	26.8	27.6

Total	100.0%	100.0%	100.0%	100.0%	100%

Note: Numbers may not total due to rounding.

(1) Includes	the in-bond industry on a gross basis.
(2) Preliminary	figures.

Source: Banco de México.

In-bond Industry

The Mexican maquiladora (in-bond) industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, 31.7% of the value added by the in-bond industry in 2020 involved the production of transportation equipment.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 52 – In-bond Industry(1)

	December 31,
	2016		2017		2018		2019		2020(1)
	(yearly figures and percent change over prior year)
Number of in-bond plants	5,018	0.2%	5,089	1.4%	5,115	0.5%	5,144	0.6%	5,161	0.3%
Number of workers employed by in-bond plants	2,479,127	5.2%	2,581,487	4.1%	2,695,592	4.4%	2,678,633	(0.6)%	2,690,635	0.4%

Note: Numbers may not total due to rounding.

(1) Preliminary	figures.

Source: INEGI.

Table No. 53 – In-bond Industry Revenues(1)

	December 31,
	2016		2017		2018		2019		2020(1)
	(in billions of pesos and percent change over prior year)
Export Sales	Ps. 2,596.9	12.3%	Ps. 2,868.0	10.4%	Ps. 3,109.1	8.4%	Ps. 3,324.7	6.9%	Ps. 273.9	(91.8)%
Domestic Sales	Ps. 1,690.2	10.5%	Ps. 1,898.1	12.3%	Ps. 2,038.8	7.4%	Ps. 1,979.9	(2.9)%	Ps. 160.8	(91.9)%

Total Revenues	Ps. 4,287.1	11.6%	Ps. 4,766.1	11.2%	Ps. 5,147.9	8.0%	Ps. 5,304.5	3.0%	Ps. 434.7	(91.8)%

Note: Numbers may not total due to rounding.

(1) Preliminary	figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated.

Table No. 54 – Balance of Payments

	2016		2017		2018		2019(1)		2020(1)
	(in millions of dollars)
Current account(2)	U.S.$	(24,352)	U.S.$	(20,434)	U.S.$	(25,340)	U.S.$	(4,238)	U.S.$	26,571
Credits		434,675		479,331		527,086		544,108		484,300
Merchandise exports (f.o.b.)		374,305		409,806		451,083		461,040		417,825
Non-factor services		24,219		27,591		29,014		31,695		17,108
Transport		1,598		1,904		2,195		2,937		1,923
Tourism		19,650		21,336		22,526		24,573		11,025
Insurance and pension		2,503		3,742		3,285		3,120		3,145
Financial Services		154		275		341		430		453
Others		315		334		667		636		562
Primary Income		8,085		10,621		13,023		14,620		8,334
Secondary Income		28,066		31,313		33,966		36,753		41,033
Debits		459,027		499,766		552,425		548,346		457,729
Merchandise imports (f.o.b.)		387,375		420,790		464,850		455,826		383,380
Non-factor services		33,180		37,350		40,202		39,968		27,279
Transport		13,204		14,835		15,414		14,776		10,728
Tourism		10,303		10,840		11,230		9,881		3,581
Insurance and pensions		3,913		4,952		4,846		6,239		5,437
Financial Services		1,810		2,005		3,905		3,853		2,183
Others		3,951		4,718		4,808		5,219		5,350
Primary Income		37,485		40,428		46,292		51,472		46,104
Secondary Income		987		1,198		1,081		1,081		967
Capital account		35		150		(65)		(56)		(31)
Credits		323		450		237		299		242
Debits		288		300		301		355		273
Financial account		(32,583)		(33,943)		(31,608)		(14,874)		21,343
Direct investment		(30,875)		(30,213)		(25,365)		(23,112)		(22,551)
Portfolio investment		(27,584)		(10,038)		(8,250)		(6,069)		10,743
Financial derivatives		(2,247)		3,074		366		1,640		(1,535)
Other investment		28,259		7,999		1,158		10,029		22,696
Reserve assets		(136)		(4,765)		483		2,638		11,990
International reserves		428		(2,575)		934		6,644		16,029
Valuation adjustment		564		2,190		451		4,006		4,039
Errors and omissions		(8,265)		(13,658)		(6,204)		(10,580)		(5,197)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

From 1988 to 2019, Mexico had registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that increased private sector imports. In 2020, Mexico’s current account registered a surplus of 2.4% of GDP, or U.S.$26.6 billion, the largest current account surplus registered since 1983 and an increase from the current account deficit in 2019 of 0.3% of GDP, or U.S.$4.2 billion. The increase in the current account balance, as compared to 2019, was principally due to a considerable increase in the non-oil merchandise surplus and higher income from remittances.

Capital Account

Since 2016, Mexico’s capital account has shifted between deficits and surpluses. The capital account registered a surplus in 2016 and 2017. In 2018 and 2019, the capital account registered a deficit.

In 2020, the capital account registered a deficit of U.S.$31.0 million, compared to a deficit of U.S.$56.0 million in 2019, as set forth in the table above.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. From 2016 to 2018, Mexico’s financial account registered deficits, but in 2020, it registered a surplus, as set forth in the table above.

Mexico’s financial account registered inflows of U.S.$21.3 billion in 2020, an increase from outflows of U.S.$14.9 billion in 2019, as set forth in the table above.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 55 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets(3)
	(in billions of dollars)
2016	176.5	178.1
2017	172.8	175.5
2018	174.6	176.1
2019	180.7	184.2
2020(4)	195.7	199.1

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(4)	Preliminary figures.

Source: Banco de México.

Over the past five years, Banco de México’s international reserves generally demonstrated a stable trend. At December 31, 2020, Banco de México’s international reserves had increased U.S.$14.9 million from the amount at December 31, 2019, and Banco de México’s net international assets had increased U.S.$14.8 million from the amount at December 31, 2019. The changes in Banco de México’s international reserves and net international assets were primarily attributable to a change in the valuation of its international assets.

Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe. The Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) establishes a legal framework designed to encourage foreign investment in Mexico and to place certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also details which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Foreign Investment Commission.

In addition, the Foreign Investment Law allows foreign investors to purchase securities, known as ordinary participation certificates, that are based on equity securities issued by Mexican companies and traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these restricted equity securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

In May 2019, ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, was disbanded and the trust transitioned its responsibilities to the Ministry of Economy and the Ministry of Foreign Affairs.

Foreign Direct Investment in Mexico

From 2016 to 2020, total accumulated foreign direct investment in Mexico, excluding any foreign direct investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$29.1 billion. The following table sets forth foreign direct investment in Mexico by sector for 2020.

Table No. 56 – Foreign Direct Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.5%
Business Support Services	51.2%
Commerce	7.7%
Construction	1.6%
Educational Services	0.0%
Electricity and Water	1.4%
Financial Services	23.2%
Health Services	0.1%
Manufacturing	40.6%
Mass Media	4.3%
Mining	4.6%
Other Services	0.2%
Professional Services	1.0%
Real Estate and Rental Services	1.3%
Recreational Services	0.1%
Temporary Accommodations	3.6%
Transportation	9.8%

Source: Ministry of Economy.

According to preliminary figures, during 2020, foreign direct investment, including investment in real assets such as land, buildings or plants in Mexico, decreased by 14.7% and inflows from foreign portfolio investment, such as purchases of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad, increased by 24.6%, as compared to 2019.

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2016 through December 31, 2020.

Table No. 57 – Foreign Direct Investment(1)

	Foreign Direct Investment in 2020(2)			Cumulative Total 2016-2020(2)
	(in millions of dollars, except percentages)
United States	U.S.$	11,355.8	39.1%	U.S.$	62,369.0	38.5%
Canada		4,224.3	14.5%		16,557.2	10.2%
Spain		3,998.8	13.8%		19,169.5	11.8%
Germany		1,024.1	3.5%		12,820.7	7.9%
Japan		1,218.6	4.2%		9,378.0	5.8%
France		280.2	1.0%		2,952.2	1.8%
United Kingdom		939.0	3.2%		3,313.5	2.0%
Brazil		346.7	1.2%		1,542.0	1.0%
Switzerland		534.5	1.8%		2,771.7	1.7%
Luxembourg		15.5	0.1%		362.4	0.2%
Others		5,142.0	17.7%		30,938.8	19.1%

Total	U.S.$	20,079.4	100.0%	U.S.$	162,175.0	100.0%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international financial institutions: the Caribbean Development Bank, the Central American Bank of Economic Integration, the EBRD, the Global Environmental Facility, the IADB, the IMF, the Andean Development Corporation, the North American Development Bank, the Special Development Fund, the Organization for Economic Co-operation and Development (OECD), the FSB, the GFIN, the International Fund for Agricultural Development, the WTO, the World Customs Organization and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, its ministries and the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the bill for the Revenue Law each fiscal year, which sets forth the revenues projected to be received by: (1) the Government and (2) certain of its agencies and its productive state-owned companies whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into financing arrangements.

In contrast, the bill for the Expenditure Budget only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in the Budget regarding the overall public sector revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and the state-owned productive companies whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external financings.

Certain reforms with respect to public finance laws were published on November 6, 2020, terminating 109 public trusts and modifying certain other public trusts in order to make the use of the resources by those trusts more efficient and transparent. The different responsible units of the Government will transfer to the Treasury of the Federation all federal public resources that are part of the trusts, mandates and similar public instruments, as provided for in the reforms.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms (i.e., excluding the financial cost of the public sector). This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms. However, this formula only covers the non-financial public sector. Like with the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate the impact of inflation on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s Public Sector Borrowing Requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using real GDP for the years indicated.

Table No. 58 – Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 59 – Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

The current fiscal policy of the Government is also focused on fiscal and financial discipline, austerity in spending, avoiding new taxes and tax increases and curbing tax evasion. As for public debt management, the Government plans to maintain a robust and diversified portfolio of liabilities, with a preference for fixed-rate, long-term domestic debt.

The Programa Nacional de Financiamiento del Desarrollo 2020-2024 (National Program to Finance Development 2020-2024, or PRONAFIDE), published in the Official Gazette on August 5, 2020, further details additional fiscal policy goals of the Government, which include the sustainable use of resources and the reduction of inequality, in order to provide the necessary resources within the financial sector to increase investment and national development. To this end, PRONAFIDE outlines specific objectives to promote equitable economic growth and well-being, including to strengthen macroeconomic stability, to spend efficiently, to facilitate access to financial services and to develop a more sustainable, inclusive, progressive and transparent financial system.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. The Government works to improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

Article 19 Bis of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) sets forth the Government’s obligation to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and (2) the remainder, to strengthen the Budgetary Revenues Stabilization Fund or to acquire assets to improve the Government’s financial position.

Article 28 of the Constitution, which prohibits monopolies and protectionist practices, was amended on March 6, 2020 to also prohibit tax amnesties.

The Budget

2020 Budget

Mexico’s 2020 Budget consists of the 2020 Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2020 (Federal Expenditure Budget for 2020, or the 2020 Expenditure Budget).

The 2020 Revenue Law contemplated Ps. 6,107.7 billion in revenues for the consolidated public sector, a 4.6% increase in real terms as compared to public sector budgetary revenues estimated in the 2019 Revenue Law. The 2020 Expenditure Budget provided for a total of Ps. 6,107.7 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2020 were Ps. 5,340.0 billion and Ps. 5,995.0 billion, respectively.

The 2020 Budget provided for a public sector budget balance of less than 0.1% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.1% of GDP, including investment in projects of high economic and social impact. The 2020 Revenue Law estimates were based on an estimated volume of oil exports of 1.1 million barrels per day. Oil revenues were estimated at Ps. 987.3 billion in nominal pesos, an 8.4% decrease in real terms as compared to the amount for the 2019 Revenue Law. In addition, approved non-oil revenues were Ps. 4,535.9 billion, a 3.3% increase as compared to the amount for the 2019 Revenue Law. Finally, projected non-oil tax revenues also increased by 2.6% in real terms as compared to the amount approved for the 2019 Revenue Law.

In 2020, the executive branch, acting through the Ministry of Finance and Public Credit, did not approve additional expenditures above those adopted by the 2020 Expenditure Budget pursuant to its authority under the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law for Budget and Fiscal Accountability). The difference between actual expenditures for 2020 and expenditures contemplated by the 2020 Expenditure Budget was Ps. 112.7 billion, or 1.8% of estimated expenditures contemplated by the 2020 Expenditure Budget. In addition to lower than estimated expenditures, revenues were Ps. 655.0 billion below the amount contemplated by the 2020 Expenditure Budget.

2021 Budget

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Revenue Law for 2021, or the 2021 Revenue Law) was approved by the Chamber of Deputies on October 21, 2020, and by the Senate on October 29, 2020, and was published in the Official Gazette on November 25, 2020. The Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2020 (Federal Expenditure Budget for 2021, or the 2021 Expenditure Budget, and together with the 2021 Revenue Law, the 2021 Budget) was approved by the Chamber of Deputies on November 13, 2020 and was published in the Official Gazette on November 30, 2020.

The 2021 Budget provides for a public sector budget balance that is less than 0.7% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.9% of GDP, including investment in projects of high economic and social impact. The 2021 Revenue Law contemplates public sector budgetary revenues totaling Ps. 5,538.9 billion, a 2.6% decrease in real terms as compared to public sector budgetary revenues estimated for the 2020 Revenue Law. The 2021 Revenue Law estimates are based on an estimated volume of oil exports of 0.9 million barrels per day. Oil revenues are estimated at Ps. 936.7 billion in nominal pesos, a 7.9% decrease in real terms as compared to the amount for the 2020 Revenue Law. In addition, approved non-oil revenues are Ps. 4,602.2 billion, a 1.5% decrease as compared to the amount for the 2020 Revenue Law. Finally, projected non-oil tax revenues also decreased by 2.2% in real terms as compared to the amount approved for the 2020 Revenue Law.

The 2021 Expenditure Budget provides for a total of Ps. 6,295.7 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 544.6 billion), an 8.6% decrease in real terms as compared to the amount approved in the 2020 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 60 – Selected Budgetary Expenditures; 2021 Expenditure Budget

	2016 Actual	2017 Actual	2018 Actual(1)	2019 Actual(1)	2020 Actual(1)	2021 Budget(2)
	(in billions of current pesos)
Health	121.8	130.6	122.2	122.6	154.0	145.4
Education	301.5	297.9	310.4	331.6	345.0	337.9
Housing and community development	26.0	18.3	21.3	18.0	13.9	16.6
Government debt service	370.1	409.9	467.1	525.6	565.6	541.1
CFE and PEMEX debt service	102.9	123.2	147.9	140.9	120.5	171.6
PEMEX debt service	86.9	101.1	122.1	115.8	97.0	141.8
CFE debt service	16.0	22.1	25.9	25.0	23.5	29.8

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2021 in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures in excess of those adopted by the 2020 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase the budgetary deficit.

The 2021 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 700 billion in nominal pesos, or 4.1% of GDP. The 2021 Budget also authorizes the Government to incur an additional U.S.$5.2 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2016-2020. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 61 – Budgetary Results; 2021 Budget Assumptions and Targets

2016 Actual	2017 Actual	2018 Actual	2019 Actual	2020 Actual	2021 Budget(1)
Real GDP growth (%)	2.6%	2.1%	2.2	%(2)	(0.1	)%(2)	(8.2	)%(2)	3.6-5.6%
Increase in the national consumer price index (%)	3.4%	6.8%	4.8%	2.8%	3.2%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	35.6	5	46.7	9	61.4	1	55.5	3	35.8	2	42.0	0
Average exchange rate (Ps./$1.00)	18.7	18.9	19.2	19.3	21.5	22.1
Average rate on 28-day Cetes (%)	4.2%	6.7%	7.6%	7.8%	5.3%	4.0%
Public sector balance as % of GDP(4)	(2.5)%	(1.1)%	(2.1	)%(2)	(1.6	)%(2)	(2.9	)%(2)	(0.7)%
Primary balance as % of GDP(4)	(0.1)%	1.4%	0.6	%(2)	1.1	%(2)	0.1	%(2)	0.0%
Current account deficit as % of GDP	(2.3)%	(1.8)%	(2.1	)%(2)	(0.4	)%(2)	2.4	%(2)	(2.0)%

(1)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2021 and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

(2)	Preliminary figures.
(3)

The Government entered into hedging agreements to protect against the effects of a potential change in oil prices with respect to the level that was assumed in the 2020 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

For more information on inflation, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in current 2013 pesos for the fiscal years 2015-2019. It also sets forth the assumptions and targets underlying Mexico’s 2020 Budget.

Table No. 62 – Selected Public Finance Indicators

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)

	2016 Actual		2017 Actual		2018 Actual		2019 Actual		2020 Actual(1)		2021 Budget(2)
	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.
Budgetary revenues	4,845.5	24.1%	4,947.6	22.6%	5,115.1	21.7%	5,385.0	22.0%	5,340.0	21.8%	5,538.9
Federal Government	3,571.3	17.7	3,838.1	17.5	3,871.6	16.5	4,006.1	16.4	4,088.5	16.7	4,080.2
Public enterprises and agencies	1,274.2	6.3	1,109.5	5.1	1,243.5	5.3	1,378.9	5.6	1,251.5	5.1	1,458.7
Budgetary expenditures	5,347.8	26.6	5,182.6	23.6	5,589.4	23.8	5,792.6	23.7	5,995.0	24.5	6,257.1
Budgetary primary expenditures (excluding interest payments)	4,874.7	24.2	4,649.5	21.2	4,974.3	21.1	5,126.1	21.0	5,308.9	21.7	5,533.2
Programmable	4,159.3	20.7	3,857.1	17.6	4,064.7	17.3	4,232.6	17.3	4,450.4	18.2	4,579.7
Non-programmable	715.4	3.6	792.4	3.6	909.6	3.9	893.5	3.7	858.5	3.5	953.5
Interest payments (budgetary sector)	473.0	2.3	533.1	2.4	615.0	2.6	666.5	2.7	686.1	2.8	723.9
Budgetary primary balance (1-2(a))	(29.2)	(0.1)	298.1	1.4	140.8	0.6	258.8	1.1	31.0	0.1	5.7
Non-budgetary primary balance	4.2	0.0	6.7	0.0	0.6	0.0	9.1	0.0	(1.5)	0.0	0.5
Total interest payments (budgetary and non-budgetary)	473.2	2.4	533.3	2.4	615.3	2.6	666.6	2.7	686.2	2.8	724.4
Statistical discrepancy	(5.6)	0.0	(9.9)	0.0	(21.1)	(0.1)	5.0	0.0	(19.9)	(0.1)	0.0
Public sector balance (on a cash basis)	(503.8)	(2.5)	(238.5)	(1.1)	(495.0)	(2.1)	(393.7)	(1.6)	(676.5)	(2.8)	(718.2)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2021 and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2020, estimated as of December 2020.

(3)	Current pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

Public sector budgetary revenues have decreased as a percentage of GDP over the past five years, from 24.1% of GDP in 2016 to 23.1% of GDP in 2020. Public sector budgetary revenues have decreased by 0.8% in nominal terms during 2020, as compared to 2019.

Crude oil revenues decreased by 36.6% while the average export price of Mexican oil mix decreased by 35.5%. Non-oil tax revenues increased by 4.3% and non-oil, non-tax revenues increased by 48.4%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, decreased by 2.1% to 7.6%, as compared to 2019. The following table presents the composition of public sector budgetary revenues for the fiscal years 2016 through 2020 in current pesos.

Table No. 63 – Public Sector Budgetary Revenues

	2016	2017	2018	2019	2020(1)	2021 Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	4,845.5	4,947.6	5,115.1	5,385.0	5,340.0	5,538.9
Federal Government	3,571.3	3,838.1	3,871.6	4,006.1	4,088.5	4,080.2
Taxes	2,716.2	2,849.5	3,062.3	3,202.7	3,338.9	3,533.0
Income tax	1,420.7	1,565.8	1,664.2	1,686.6	1,760.5	1,908.2
Value-added tax	791.7	816.0	922.2	933.3	987.5	978.9
Excise taxes	411.4	367.8	347.4	460.5	460.7	510.7
Import duties	50.6	52.3	65.5	64.7	57.9	61.6
Tax on the exploration and exploitation of hydrocarbons	4.0	4.3	5.5	5.8	6.9	6.9
Export duties	0.0	0.0	0.0	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Other	37.9	43.1	57.4	51.6	65.4	66.7
Non-tax revenue	855.1	988.5	809.3	803.4	749.6	547.2
Fees and tolls	55.6	61.3	64.3	83.0	72.6	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	307.9	442.9	541.7	431.9	198.2	343.0
Fines and surcharges	483.8	476.5	193.4	278.1	470.2	152.5
Other	7.7	7.8	9.8	10.4	8.5	9.4
Public enterprises and agencies	1,274.2	1,109.5	1,243.5	1,378.9	1,251.5	1,458.7
PEMEX	481.0	389.8	436.6	523.8	407.6	593.7
Others	793.2	719.7	806.9	855.1	843.9	865.1

Note:	Numbers may not total due to rounding.
n.a. =	Not available.
(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2021 and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results. Budgetary estimates for 2021 were converted into constant pesos using the GDP deflator for 2020, estimated as of December 2020.

(3)	Current pesos.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of protecting oil revenues against reductions in the average price of the Mexican oil mix for export, on January 3, 2020 the Ministry of Finance and Public Credit announced its Oil Price Hedge Program for 2020. The program, which includes the purchase of put options at certain prices and additional coverage from the FEIP, reduces the impact on the Government of a decline in the price of petroleum below U.S.$49 per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment. In 2020, the Government received U.S.$2,380 million from this annual program, which compensated for the fall in oil revenues due to the decrease in the international prices for petroleum.

Taxation and Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the Impuesto Especial de Productos y Servicios (Special Tax on Production and Services, or IEPS). Mexico’s VAT is imposed at two fixed rates: 8% in the Northern Border Free Trade Zone and 16% for the rest of the country. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer. On December 30, 2020, a presidential decree was published that extended through 2024 the validity of both the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in the Northern Border Free Trade Zone. The same day, another presidential decree also extended through 2024 the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in certain municipalities of the southern border.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Individual income tax is assessed in relation to annual income. According to the Income Tax Law, there are eleven tax brackets. The four highest brackets for individual income tax are: (1) a 30% tax rate applies to individuals with annual incomes between approximately Ps. 393,000 and Ps. 750,000, (2) a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million, (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million. The corporate income tax for 2019 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range among states between 2% and 5% of the value of the property.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to taxpayers, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) and the U.S. Internal Revenue Service have an agreed-upon standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation. Mexico is a signatory of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 2016. The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project, a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules. On November 23, 2018, the signed Convention was sent to the Senate for analysis and approval, which is still pending.

On October 14, 2017, the parties of the Pacific Alliance signed the Convention to Approve the Tax Treatment provided for in the Agreements to Avoid Double Taxation (the Double Taxation Convention). The Double Taxation Convention aims to encourage investors to participate in the capital markets of the region and provide access to more investment alternatives. Because pension funds are recognized as residents by the Double Taxation Convention, they will be covered under existing bilateral agreements to avoid double taxation. The Double Taxation Convention also establishes a cap of 10% on the income tax applicable to any capital gains generated by investments of such pension funds in any of the jurisdictions that make up the Pacific Alliance. On April 26, 2018, the Senate approved the Convention and on June 22, 2018, it was published in the Official Gazette.

In 2018, Mexico also published agreements to avoid double taxation and prevent tax evasion with Jamaica, the Kingdom of Saudi Arabia and the Republic of the Philippines. In May 2019, the Government entered into a similar agreement with Costa Rica.

On November 30, 2017, price controls on gasoline and diesel were deregulated to allow prices to be determined in accordance with market forces, and the Ministry of Finance and Public Credit stopped publishing daily maximum fuel prices, which it had published since February 18, 2017. For the rest of 2017 and for 2018, the IEPS continued to mitigate the variation in reference fuel prices and the exchange rate through a weekly stimulus to taxpayers importing and distributing gasoline, diesel and non-fossil fuels, which had originally been enacted in 2015 in response to changes in the petroleum market. To this end, on November 29, 2017, December 28, 2018, March 11, 2019 and December 31, 2019, the Ministry of Finance published adaptations to the methodology to calculate the stimulus offered through the IEPS to achieve consistency with the prices released. These adaptations do not change the calculation mechanics of the weekly stimulus to the IEPS.

The general stimulus to fuel importers and distributors has been renewed by presidential decree several times since it was enacted in 2015, most recently on December 30, 2020, at which time it was extended through 2024. The same presidential decrees have also included a related stimulus for fuel service station permit holders that have been authorized by the CRE to sell fuels to the public at the U.S.-Mexico border. This stimulus to the northern border has allowed partial harmonization of petroleum prices in that area with those of neighboring cities in the United States.

On December 9, 2019, certain Mexican tax laws were amended and supplemented through a fiscal reform decree. The Income Tax Law was amended to, among other things: (1) limit the deduction of certain interest expenses, (2) tax income obtained from e-commerce activities, (3) expand the definition of taxable permanent residency for foreigners with activities in Mexico, (4) limit the deduction of payments to non-Mexican resident related parties of Mexican residents if such payments are subject to a preferential tax regime, (5) subject foreign flow-through entities to taxation, (6) apply tax incentives for construction or acquisition of real estate for leasing only to publicly traded FIBRAS (Mexican real estate trusts) and (7) grant an additional 25% deduction in income taxes to employers who hire people with disabilities.

The Value-Added Tax Law was also amended to, among other things: (1) impose the VAT on all digital services provided within Mexico by foreign residents without permanent establishment in Mexico, (2) exempt from the VAT sales, services and leases by nonprofit institutions, (3) impose the VAT on providers of private-use vehicles through digital transportation service platforms and (4) limit the applicable VAT for outsourcing services activities to 6%.

In addition, the Ley del Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services Law) was amended to, among other things, update the IEPS rates for manufactured tobacco and flavored beverages.

The fiscal reform decree also amended the Federal Fiscal Code to, among other things: (1) permit tax authorities to reclassify as taxable certain activities resulting in tax benefits during audits on transactions without business rationale, (2) establish certain procedures to improve communications between taxpayers and the tax authorities, (3) impose reporting obligations on tax advisors or taxpayers and (4) impose joint tax liability on the partners or shareholders of a company in certain limited circumstances as an effort to prevent the sale of invoices for tax benefit purposes.

The Federal Fiscal Code was further amended on December 8, 2020 to strengthen the tax authorities’ audit, review and control powers and to counteract improper taxpayer practices. The amendments include, among other things: (1) the extension of various terms for the tax authority to exercise its powers, (2) additional presumptions to ascertain certain tax liabilities, (3) new sanctions in certain cases of non-compliance, (4) more in depth communication with taxpayers and (5) new obligations for taxpayers to provide certain notices to the tax authorities.

The SAT reported that tax revenues for 2020 amounted to Ps. 3,338.9 billion, falling short of the amount contemplated in the 2020 Revenue Law by Ps. 166.9 billion, or 4.8%.

The following graphs illustrate the composition of tax revenues in 2016 and in 2020.

Table No. 64 – Composition of Tax Revenues 2016 vs. 2020

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and ownership of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

Expenditures

According to preliminary figures, budgetary expenditures during 2020 increased as follows, each in nominal terms and as compared to 2019: (1) net public sector budgetary expenditures increased by 3.5%, (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 5.4%, (3) net paid programmable budgetary expenditures increased by 5.1%, (4) net paid non-programmable budgetary expenditures decreased by 1.0%, (5) the financial cost of public sector debt increased by 2.9% and (6) public sector expenditures on economic and social development decreased by 1.4% and increased by 7.2%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2016-2020, as well as the projected expenditures set forth in the 2021 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 65 – Public Sector Budgetary Expenditures

	2016	2017	2018	2019	2020(1)	2021 Budget(1)(2)
	(in billions of current pesos)
Budgetary expenditures	5,347.8	5,182.6	5,589.4	5,792.6	5,995.0	6,257.1
Current expenditures	4,165.8	4,391.1	4,866.1	5,061.5	5,203.2	5,466.9
Salaries	723.5	745.0	801.1	799.0	865.7	919.3
Federal Government	294.4	302.2	327.2	314.2	343.9	383.7
Public agencies	429.1	442.8	473.9	484.8	521.9	535.6
PEMEX	135.3	136.6	148.6	144.2	152.7	159.0
CFE	87.8	90.3	95.9	99.8	105.7	109.6
IMSS	168.3	177.1	186.4	196.9	217.6	217.7
ISSSTE	37.6	38.8	43.0	44.0	45.9	49.4
Interest	473.0	533.1	615.0	666.5	686.1	723.9
Federal Government	370.1	409.9	467.1	525.6	565.6	552.3
Public agencies	102.9	123.2	147.9	140.9	120.5	171.6
PEMEX	86.9	101.1	122.1	115.8	97.0	141.8
CFE	16.0	22.1	25.9	25.0	23.5	29.8
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	1,202.0	1,163.2	1,199.5	1,278.0	1,348.4	1,391.0
Total	1,722.7	1,765.7	1,886.9	2,031.0	2,158.1	2,277.7
To public sector	520.7	602.4	687.5	753.0	809.6	886.7
States’ revenue sharing	693.8	772.4	844.0	879.0	843.5	921.4
Acquisitions	240.8	302.0	365.5	364.7	323.4	316.1
Federal Government	23.9	23.7	27.2	25.0	25.7	30.3
Public agencies	216.9	278.3	338.3	339.7	297.7	285.8
PEMEX	7.4	6.2	5.8	4.1	4.9	5.6
CFE	142.9	201.4	258.1	257.7	205.2	187.5
IMSS	52.2	55.1	59.7	60.2	66.0	72.7
ISSSTE	14.3	15.5	14.7	17.7	21.6	20.0
Other current expenditures	832.7	875.4	1,040.9	1,074.3	1,136.0	1,195.2
Federal Government	203.1	199.0	272.8	203.8	184.7	194.6
Public agencies	629.6	676.4	768.1	870.5	951.3	1,000.5
PEMEX	56.2	46.5	40.7	36.2	32.2	27.4
CFE	50.7	45.8	70.5	71.2	101.2	68.3
IMSS	330.7	374.4	426.4	484.8	527.4	602.6
ISSSTE	192.0	209.7	230.5	278.2	290.5	302.1
Capital expenditures	1,182.0	791.6	723.2	731.1	791.8	828.9
Federal Government	844.3	562.6	509.3	485.3	517.8	413.9
Public agencies	337.7	229.0	213.9	245.8	274.0	415.0
PEMEX	296.8	193.2	181.3	196.2	231.6	352.6
CFE	35.9	31.9	21.8	44.0	31.9	51.6
IMSS	5.1	5.5	9.7	4.5	7.7	8.7
ISSSTE	0.0	(1.6)	1.3	1.1	2.8	2.0
Payments due in previous years	—	—	0.0	0.0	0.0	(38.6)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2021 and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2021 estimated as of December 2020.

Source: Ministry of Finance and Public Credit.

During 2020, spending on social development programs, such as education, public health and social security, reached a total of Ps. 2,856.7 billion (accounting for 64.2% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,167.3 billion (accounting for 26.2% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 46.2 billion in nominal pesos, as compared to Ps. 59.7 billion in 2019. Expenditures for residential and community development totaled Ps. 251.6 billion in nominal pesos, as compared to Ps. 247.7 billion in 2019.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2020, the Budgetary Revenues Stabilization Fund totaled Ps. 9.1 billion, the FEIEF totaled Ps. 2.6 billion while the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

From 2016 to 2020, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 45.0%, an average of 9.8% per year. This increase was principally due to an increase in interest rates. In particular, from 2019 to 2020, Mexico’s expenditures devoted to servicing government debt increased by 2.9% to Ps. 686.1 billion, primarily as a result of increases in interest rates.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2020 were used on health, social security and education.

Health and Labor

The Government spent Ps. 644.8 billion in nominal pesos (or 14.5% of programmable expenditures) in the health and labor sector in 2020. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

A constitutional amendment on May 8, 2020 established a public health system in order to guarantee quantitative and qualitative services for people who lack access to social security.

Education

The Government devotes a significant share of its resources to education and vocational training. In 2020, the Government spent Ps. 767.5 billion in nominal pesos (or 17.2% of programmable expenditures) on education. To encourage the population under eighteen, especially those in extreme poverty, to continue their studies, the Government created El Programa Nacional de Becas para el Bienestar Benito Juárez (Benito Juárez National Welfare Scholarship Program) and built Universidades para el Bienestar Benito Juárez García (Benito Juárez García Welfare Universities), higher education centers that offer university degrees in areas of high population density with no prior opportunities for university study.

According to the UNESCO Institute for Statistics, published by the World Bank, approximately 95.4% of the Mexican population that is fifteen years of age or older was literate in 2018.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that the federal and local governments share responsibility over education.

A constitutional reform of education went into effect on February 27, 2013. This reform was intended to improve the public educational system of Mexico and provides federal funding for extended learning hours and the improvement of school-related infrastructure.

A further constitutional reform to the education system, in effect as of May 15, 2019, established that the Government, including federal, state and municipality levels, will provide and guarantee initial, up to six-years-old, and higher, university level, education. The reform also established the right of teachers to access comprehensive training and diagnostic evaluation systems. The reform replaced the Instituto Nacional para la Evaluación de la Educación (National System of Educational Evaluation) with the Sistema Nacional de Mejora Continua de la Educación (National System of Continuous Improvement of Education), which will be coordinated by a decentralized public body that has operational and budgetary autonomy.

Following the May 2019 educational reforms, on September 30, 2019 several new laws, including the Ley General de Educación (General Law of Education), Ley Reglamentaria del Artículo 3o de la Constitución Política de los Estados Unidos Mexicanos, en materia de Mejora Continua de la Educación (Regulatory Law of Article 3 of the Political Constitution of the United Mexican States, regarding Continuous Improvement of Education) and Ley General del Sistema para la Carrera de las Maestras y los Maestros (General System Law for the Career of Teachers and Teachers), went into effect. The objectives of these laws include better access to education, improvement of educational systems and teacher support and training.

The constitutional amendment of May 8, 2020, mentioned above, also established scholarships in the public education system, with priority given to students from poor families to guarantee their right to education.

Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2020, INFONAVIT granted approximately 475,245 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 521,961 loans provided in 2019. For further information regarding INFONAVIT, see “The Economy—Employment and Labor—Pension and Housing Funds—INFONAVIT.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end) and its net contribution or expense to the public sector primary balance. The Government has not guaranteed any outstanding indebtedness of these entities.

Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises

at December 31, 2020(1)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Contribution or Expense to Primary Balance(2)
			(in millions of U.S. dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100%	U.S.$	95,713.4	U.S.$	(4,016.2)
CFE	Production and sale of electricity	100		108,511.4		1,180.7
Federal Roads and Bridges(3)	Administration of toll highways	100		280.2		14.2 (1)
Airports and Auxiliary Services(3)	Airport services	100		757.2		(4.5)

(1)

Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All of Mexico’s public debt borrowings are authorized or contracted pursuant to the Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws, as in the case of productive state-owned companies.

Under the Federal Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness but may not incur debt in excess of the ceiling set forth in the applicable Revenue Law. See “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements, (2) public sector debt and (3) Government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term and long-term debt incurred by: (1) the Government, (2) productive state-owned companies, (3) budget-controlled agencies and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, development banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2020). See footnotes 1 and 2 of Tables No. 71 through 73 below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred by the federal legislative and judicial branches, the ministries of the federal executive branch and autonomous constitutional bodies, as well as the obligations contracted by entities that were formerly part of the federal public administration and were later transformed into autonomous constitutional bodies. Like public sector debt, Government debt can be classified as either internal or external. “Internal Government debt” includes the internal portion of Government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal Government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria. It also does not include debt of budget-controlled or administratively-controlled agencies. As of December 31, 2020, all of the internal Government debt was denominated and payable in pesos. “External Government debt” includes the external portion of Government debt.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and Government debt is presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 67 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2016	2017	2018	2019	2020
Historical Balance of Public Sector Borrowing Requirements(2)	48.7%	45.7%	44.9%	44.5%	52.3%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2020 published by the Ministry of Finance and Public Credit in February 2021.
(2)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

Internal Debt

Internal Public Sector Debt

The 2020 Budget contemplated issuances of internal debt by public sector entities, such as PEMEX and CFE, which are authorized to incur net internal debt of up to Ps. 10.0 billion and Ps. 9.8 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 68 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2016	2017	2018	2019	2020
	(in billions of pesos)
Gross Debt	Ps. 6,182.3	Ps. 6,448.5	Ps. 7,036.3	Ps. 7,570.6	Ps. 7,979.4
By Term
Long-term	5,552.5	5,903.2	6,463.9	6,885.3	7,404.3
Short-term	629.7	545.3	572.3	685.4	575.1
By User
Federal Government	5,620.3	5,920.2	6,429.3	6,955.4	7,461.2
State Productive Enterprise (PEMEX and CFE)	431.2	381.6	378.1	369.7	287.4
Development Banks	130.7	146.8	228.9	245.5	230.8
Financial Assets	172.8	163.8	168.7	382.2	380.6
Total Net Debt	Ps. 6,009.4	Ps. 6,284.7	Ps. 6,867.6	Ps. 7,188.5	Ps. 7,598.8
Gross Internal Debt/GDP	30.7%	29.4%	29.9%	31.0%	34.5%
Net Internal Debt/GDP(1)	29.9%	28.7%	29.2%	29.4%	32.9%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s general account balance and the assets of Mexico’s retirement savings system. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2020, the net internal debt of the public sector totaled Ps. 7,598.8 billion, a 5.7% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2019. The gross internal debt of the public sector totaled Ps. 7,979.4 billion, a 5.4% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2019.

Internal Government Debt

The Government actively seeks to increase its average debt maturity date. Accordingly, over the past two decades, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal Government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts, (2) peso-denominated securities of Mexican companies, (3) Mexican financial hedging products and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal Government debt decreased from 7.9 years as of December 31, 2013 to 7.5 years as of December 31, 2020.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal Government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes, (2) three-year, ten-year and thirty-year UDI-denominated bonds, (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds and (4) five-year floating rate notes.

Mexico’s antitrust regulator, COFECE, launched an investigation on October 28, 2016 into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government. In April 2017, COFECE announced that it had uncovered evidence of anticompetitive conduct in this market. These investigations are ongoing and in October of 2019, COFECE summoned various economic agents who may have been responsible for the manipulative and monopolistic practices to present evidence related to the accusations against them.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 69 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2016		2017		2018		2019		2020
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.4,915.3	87.5%	Ps.5,326.0	90.0%	Ps.5,837.0	90.8%	Ps.6,399.6	92.0%	Ps. 7,008.3	93.9%
Cetes	634.7	11.3	701.6	11.9	734.5	11.4	802.6	11.5	979.0	13.1
Floating Rate Bonds	397.9	7.1	471.3	8.0	548.2	8.5	642.1	9.2	804.5	10.8
Inflation-Linked Bonds	1,223.5	21.8	1,397.7	23.6	1,656.0	25.8	1,737.8	25.0	1,802.2	24.2
Fixed Rate Bonds	2,652.1	47.2	2,747.9	46.4	2,890.3	45.0	3,209.1	46.1	3,414.4	45.8
STRIPS of Udibonos	7.2	0.1	7.6	0.1	7.9	0.1	8.0	0.1	8.2	0.1
Other(2)	543.9	9.7	594.1	10.0	592.4	9.2	555.8	8.0	452.9	6.1

Total Gross Debt	Ps.5,620.3	100.0%	Ps.5,920.2	100.0%	Ps.6,429.3	100.0%	Ps.6,955.4	100.0%	Ps.7,461.2	100.0%

Net Debt
Financial Assets(3)	(224.0)		(205.9)		(225.7)		(292.6)		(304.3)
Total Net Debt	Ps.5,396.3		Ps.5,714.3		Ps.6,203.6		Ps.6,662.8		Ps.7,156.9

Gross Debt/GDP	27.9%		27.0%		27.3%		28.5%		32.3%
Net Debt/GDP	26.8%		26.1%		26.4%		27.3%		31.0%

Note:	Numbers may not total due to rounding.
(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria because those open-market operations do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)

Includes Ps. 147.5 billion for December 31, 2016, Ps. 145.1 billion for December 31, 2017, Ps. 141.8 billion for December 31, 2018, Ps. 134.3 billion for December 31, 2019 and Ps. 126.5 billion for December 31, 2020 in liabilities associated with social security under the ISSSTE Law.

(3)	Includes the net balance (denominated in pesos) of the Treasury of the Federation’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2020, net internal Government debt was 7.4% higher in nominal terms as compared to the net internal Government debt at December 31, 2019. This includes the Ps. 126.5 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2020, the gross internal Government debt represented a 7.3% increase in nominal terms as compared to December 31, 2019. Of the total gross internal Government debt at December 31, 2020, Ps. 551.5 billion represented short-term debt, as compared to Ps. 615.8 billion at the end of 2019, and Ps. 6,909.6 billion represented long-term debt, as compared to Ps. 6,339.6 billion at the end of 2019.

The Government’s financing costs on its internal debt during 2020 represented a 7.1% nominal increase, as compared to its financing costs during 2019.

The 2020 Budget contemplated a budget balance of less than 0.1% of GDP, excluding investment projects with high social and economic impact. The 2020 Budget permitted the Government to issue additional net internal debt in an amount up to Ps. 532.0 billion.

As of December 31, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

Since 1990, the majority of Mexico’s public sector external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have increased from 2.1% of total exports in 2016 to 2.3% of total exports in 2020. Public sector external debt financing costs totaled U.S.$9.7 billion in 2020, as compared to U.S.$10.0 billion in 2019, representing a 3.2% decrease in nominal terms. Service payments of both principal and interest on public sector external debt constituted 4.5% of GDP in 2020, compared to 4.5% of GDP in 2019.

The balance of the net external debt of the public sector during 2020 was the result of (i) an increase in net external indebtedness of U.S.$14.3 billion, (ii) an increase of U.S.$1.2 billion in international assets of the public sector associated with external debt and (iii) a positive accounting adjustment of U.S.$4.7 billion reflecting debt management operations and the variation of the dollar as compared to other currencies in which the debt is denominated. According to preliminary figures, as of December 31, 2020, outstanding gross external public sector debt totaled U.S.$223.6 billion, an approximate U.S.$19.0 billion increase from the U.S.$204.7 billion outstanding on December 31, 2019. Of this amount, U.S.$217.6 billion represented long-term debt and U.S.$6.1 billion represented short-term debt. Net external indebtedness increased by U.S.$17.8 billion during 2020.

For 2020, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$1.3 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations, compared to up to the U.S.$5.4 billion of net external indebtedness that PEMEX was authorized to incur in 2019. For 2020, Congress authorized the CFE to incur net external indebtedness of up to U.S.$508.0 million, compared to up to the U.S.$497.5 million of net external indebtedness that the CFE was authorized to incur in 2019.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors at the date indicated:

Table No. 70 – Public Sector Debt Creditors at December 31, 2020

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 71 – Summary of External Public Sector Debt by Type(1)

	At December 31,(2)
	2016		2017		2018		2019		2020
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	88,157.0	U.S.$	91,072.2	U.S.$	95,845.6	U.S.$	99,573.7	U.S.$	112,336.0
Long-Term Debt of Budget Controlled Agencies		82,687.8		91,780.0		94,391.2		93,035.7		97,108.9
Other Long-Term Public Debt(3)		7,048.0		7,876.5		7,967.8		8,360.5		8,106.4

Total Long-Term Debt		177,892.8		190,728.7		198,204.6		200,969.9		217,551.3

Total Short-Term Debt		3,093.2		3,252.5		4,150.7		3,714.4		6,097.3

Total Long- and Short-Term Debt		180,986.0		193,981.2		202,355.3		204,684.3		223,648.6

Table No. 72 – Summary of External Public Sector Debt by Currency

	At December 31,(2)
	2016			2017			2018			2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	144,184.8	79.7%	U.S.$	148,693.6	76.7%	U.S.$	152,597.3	75.4%	U.S.$	147,115.4	71.9%	U.S.$	166,745.2	74.6%
Japanese Yen		6,410.4	3.5		6,809.9	3.5		8,064.0	4.0		9,737.0	4.8		8,174.5	3.7
Swiss Francs		1,331.3	0.7		1,354.2	0.7		1,453.3	0.7		3,100.5	1.5		2,716.6	1.2
Pounds Sterling		2,257.2	1.3		3,080.2	1.6		2,901.7	1.4		3,015.0	1.5		3,110.6	1.4
Euros		24,409.2	13.5		31,541.9	16.3		34,840.5	17.2		39,249.1	19.2		40,922.1	18.3
Others		2,393.1	1.3		2,501.2	1.3		2,498.5	1.2		2,467.0	1.2		1,979.6	0.9

Total	U.S.$	180,986.0	100.0%	U.S.$	193,981.0	100.0%	U.S.$	202,355.3	100.0%	U.S.$	204,684.0	100.0%	U.S.$	223,648.6	100.0%

Table No. 73 – Net External Debt of the Public Sector

	At December 31,(2)
	2016		2017		2018		2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	177,692.5	U.S.$	192,344.0	U.S.$	201,307.3	U.S.$	203,708.2	U.S.$	221,522.0
Gross External Debt/GDP		18.6%		17.5%		16.9%		15.8%		19.3%
Net External Debt/GDP		18.3%		17.4%		16.8%		15.7%		19.1%

Note:	Numbers may not total due to rounding.
(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77.
(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 74 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2020(2)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Other Years	Total
	(in millions of U.S. dollars)
Private Creditors(3)	184,522	11,755	6,327	12,171	9,394	10,646	11,919	14,302	8,366	8,691	8,524	10,556	2,838	1,197	1,994	65,842	184,522
Capital Markets (Bonds)	172,492	5,297	5,927	10,630	6,773	10,535	11,801	14,176	8,231	8,547	8,370	10,471	2,808	1,167	1,964	65,795	172,492
Commercial Banks	12,030	6,457	399	1,542	2,621	112	119	127	135	144	154	85	30	30	30	47	12,030
Direct	3,933	2,769	306	843	15	—	—	—	—	—	—	—	—	—	—	—	3,933
Syndicated	8,098	3,689	94	699	2,605	112	119	127	135	144	154	85	30	30	30	47	8,098
Multilateral Creditors	32,791	2,892	1,184	2,486	2,278	4,832	2,663	3,850	3,332	2,912	2,566	650	1,530	567	409	641	32,791
IADB	16,626	908	696	1,356	1,440	2,663	849	1,317	1,375	1,938	1,907	442	562	369	272	531	16,626
World Bank	15,865	1,943	448	1,089	798	2,129	1,774	2,494	1,938	974	659	207	967	198	136	110	15,865
External Trade	6,075	1,045	901	477	537	595	444	793	409	211	157	98	161	92	71	84	6,075
Eximbanks	3,518	572	533	208	235	234	207	555	185	152	133	98	161	92	71	84	3,518
Commercial Banks(4)	2,481	418	348	270	302	361	238	238	225	59	23	—	—	—	—	—	2,481
Suppliers	75	56	20	—	—	—	—	—	—	—	—	—	—	—	—	—	75
Other(5)	261	261	—	—	—	—	—	—	—	—	—	—	—	—	—	—	261

Public Sector Total	223,649	15,951	8,412	15,134	12,209	16,074	15,027	18,945	12,108	11,185	11,247	11,303	4,528	1,856	2,474	66,566	223,649

Note:	Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and keep risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

The 2020 Budget authorized the Government to incur up to U.S.$5.3 billion in net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets. For more information on the 2020 Budget and the 2021 Budget, see “Public Finance—The Budget.”

Net external indebtedness of the Government increased by U.S.$11.7 billion during 2020 primarily due to the net effect of: new borrowing of U.S.$21.6 billion, offset by amortizations of U.S.$12.2 billion; an increase in international assets related to external debt of U.S.$1.7 billion; and positive adjustments of U.S.$3.3 billion related to the variation of the dollar with respect to other currencies.

The following tables set forth a summary of Mexico’s external Government debt, including gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 75 – Gross External Debt of the Government by Currency

	At December 31,(1)
	2016			2017			2018			2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	67,533.2	76.6%	U.S.$	68,045.1	74.7%	U.S.$	70,828.7	73.9%	U.S.$	65,079.8	65.4%	U.S.$	76,836.5	68.4%
Japanese Yen		4,524.8	5.1		4,679.8	5.1		5,894.2	6.1		7,558.7	7.6		6,507.9	5.8
Swiss Francs		—	—		—	—		—	—		1,948.0	2.0		2,133.9	1.9
Pounds Sterling		1,824.7	2.1		1,997.8	2.2		1,882.0	2.0		1,955.5	2.0		2,017.5	1.8
Euros		14,256.2	16.2		16,330.8	17.9		17,220.9	18.0		23,015.1	23.1		24,823.6	22.1
Others		18.0	0.0		18.7	0.0		19.8	0.0		17.0	0.0		16.6	0.0

Total	U.S.$	88,156.9	100.0%	U.S.$	91,072.2	100.0%	U.S.$	95,845.6	100.0%	U.S.$	99,574.1	100.0%	U.S.$	112,336.0	100.0%

Table No. 76 – Net External Debt of the Government

	At December 31,
	2016		2017		2018		2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	86,666.0	U.S.$	90,625.2	U.S.$	95,698.5	U.S.$	99,369.9	U.S.$	111,062.3
Gross External Debt/GDP		9.1%		8.2%		8.0%		7.7%		9.7%
Net External Debt/GDP		8.9%		8.2%		8.0%		7.7%		9.6%

Table No. 77 – Net Debt of the Government

	At December 31,
	2016	2017	2018	2019	2020
External Debt(2)	25.0%	23.9%	23.3%	21.9%	23.6%
Internal Debt	75.0%	76.1%	76.7%	78.1%	76.4%

Note:	Numbers may not total due to rounding.
(1)	Adjusted to reflect the effect of currency swaps.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009. Since 2017, the amount of FCL access has, upon Mexico’s requests, gradually been reduced due to improved outlook with respect to some of the risks facing Mexico and other factors.

The IMF confirmed on November 18, 2020 that Mexico continues to fulfill the criteria to access the IMF’s FCL. The criteria include, among others, the following items: (i) sustainable public debt and healthy public finances, (ii) manageable debt risks, (iii) low and stable inflation, (iv) stable access to the international capital markets, (v) good levels of international reserves and (vi) a robust and solvent financial system. The Ministry of Finance and Public Credit and Banco de México also reported that the IMF’s Executive Board completed its mid-term review of the FCL granted to Mexico in November 2019 in the amount of U.S.$61 billion, a reduction from the approximately U.S.$74 billion FCL access granted in 2018 and from the approximately U.S.$86 billion FCL access granted in 2017. In addition, the IMF affirmed that, in spite of the shocks to Mexico’s economy due to the COVID-19 pandemic, the economy has demonstrated resilience because of strong institutional policies and frameworks, including a flexible exchange rate regime, a credible inflation-targeting framework, the Federal Budget and Fiscal Responsibility Law and a well-regulated financial sector. In the future, if the external risks affecting Mexico’s economy continue to decline, Mexico intends to continue to request further reductions, including at its mid-term review, and gradually decrease Mexico’s use of this resource.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been, and continues to be, one of Mexico’s main goals. Mexico offers additional debt securities from time to time in the international capital markets and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Mexico also engages in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico is able to refinance its existing debt by replacing it with new debt.

On January 16, 2020, Mexico conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 6, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
3.625% Global Bonds due 2022	U.S.$	141,050,000.00	U.S.$	1,762,486,000.00
4.000% Global Bonds due 2023	U.S.$	144,448,000.00	U.S.$	2,973,230,000.00
3.600% Global Bonds due 2025	U.S.$	206,716,000.00	U.S.$	1,946,974,000.00
4.125% Global Bonds due 2026	U.S.$	62,361,000.00	U.S.$	2,167,698,000.00
4.150% Global Bonds due 2027	U.S.$	425,475,000.00	U.S.$	2,724,940,000.00
3.750% Global Bonds due 2028	U.S.$	491,323,000.00	U.S.$	2,063,873,000.00

On November 24, 2020, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated November 16, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
4.000% Global Bonds due 2023	U.S.$	55,026,000.00	U.S.$	2,913,174,000.00
3.600% Global Bonds due 2025	U.S.$	118,626,000.00	U.S.$	1,824,808,000.00
3.900% Global Bonds due 2025	U.S.$	57,136,000.00	U.S.$	942,864,000.00
4.125% Global Bonds due 2026	U.S.$	70,009,000.00	U.S.$	2,097,689,000.00
4.150% Global Bonds due 2027	U.S.$	223,200,000.00	U.S.$	2,501,740,000.00
3.750% Global Bonds due 2028	U.S.$	110,805,000.00	U.S.$	1,953,068,000.00
3.250% Global Bonds due 2030	U.S.$	809,831,000.00	U.S.$	2,259,237,000.00
4.600% Global Bonds due 2046	U.S.$	275,846,000.00	U.S.$	2,540,913,000.00
4.350% Global Bonds due 2047	U.S.$	361,085,000.00	U.S.$	1,469,746,000.00
4.600% Global Bonds due 2048	U.S.$	207,859,000.00	U.S.$	2,317,415,000.00
4.500% Global Bonds due 2050	U.S.$	382,168,000.00	U.S.$	2,521,359,000.00

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2020. For securities offerings during 2021, see “Recent Developments—External Securities Offerings and Liability Management Transactions.”

In connection with the tender offer described above under “—Liability Management and Debt Reduction Transactions,” on January 16, 2020, Mexico issued U.S.$3,069,068,000 of its 3.250% Global Notes due 2030 and U.S.$0.8 billion of its 4.500% Global Notes due 2050.

On January 17, 2020, Mexico issued €1.25 billion of its 1.125% Global Notes due 2030 and €0.5 billion of its 2.875% Global Notes due 2039. Mexico used a portion of the proceeds from this offering to redeem in full €1.0 billion of its outstanding 2.375% Global Notes due 2021.

On April 27, 2020, Mexico issued U.S.$1.0 billion of its 3.900% Global Notes due 2025, U.S.$2.5 billion of its 4.750% Global Notes due 2032 and U.S.$2.5 billion of its 5.000% Global Notes due 2051.

On September 14, 2020, Mexico issued €750 million of its 1.350% Global Notes due 2027, the first sovereign bond linked to the United Nations’ sustainable development goals (SDGs).

In connection with the tender offer described above under “—Liability Management and Debt Reduction Transactions,” on November 24, 2020, Mexico issued U.S.$3,396,062,000 of its 2.659% Global Notes due 2031 and U.S.$3,208,201,000 of its 3.771% Global Notes due 2061. Mexico used a portion of the proceeds from this offering to redeem in full U.S.$1,761,006,000 of its outstanding 3.625% Global Notes due 2022 and €1,500,000,000 of its outstanding 1.875% Global Notes due 2022.